UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

On March 10, 2016, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2015.

The agenda for the annual general meeting of shareholders to be held on March 25, 2016 is currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2015

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of directors (seven non-executive directors)

4)	Appointment of members of the Audit Committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2015

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2015

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2015

99.2	Consolidated Financial Statements for Fiscal Year 2015

For the proposed dividend payment amount for fiscal year 2015, please refer to Separate Statements of Appropriation of Retained Earnings for the years ended December 31, 2015 and 2014 included in Exhibit 99.1 attached hereto.

Agendum 2. Approval of Amendments to the Articles of Incorporation

The following table sets forth a summary of the proposed amendments to the Articles of Incorporation:

Current	Proposed Amendment	Reasons for Amendment

Article 1 (Omitted)	Article 1 (Same as current)	–

Article 2(Objective) The objective of the Company shall be to engage in the following business activities:

1.      (Omitted)

2.      Financial support for subsidiaries, etc. (as defined in Article 4, Paragraph 1, Sub-paragraph 2 of the Financial Holding Company Act, including subsidiaries, subsidiaries of such subsidiaries (a “Sub-subsidiary”) and other companies controlled by a Sub-Subsidiary, hereinafter the same).;

3.      (Omitted)

4.      Provision of resources necessary for the business operations of subsidiaries, etc., including administrative support for the joint development and sale of products with subsidiaries, etc.;

5.~8. (Omitted)

Article 2 (Objective) The objective of the Company shall be to engage in the following business activities:

1.      (Same as current)

2.      Financial support (including lending of properties with economic value such as money and securities, guarantee of performance of obligations, and other direct or indirect transactions involving transactional credit risks, hereinafter the same) for subsidiaries, etc. (as defined in Article 4, Paragraph 1, Sub-paragraph 2 of the Financial Holding Company Act, including subsidiaries, subsidiaries of such subsidiaries (a “Sub-subsidiary”) and other companies controlled by a Sub-Subsidiary, hereinafter the same).;

3.      (Same as current)

4.      Provision of resources necessary for the business operations of subsidiaries, etc., including support for the development and sales of financial products of subsidiaries, etc.;

5.~8. (Same as current)

To reflect amendments to Article 11, Clause 1 of the Enforcement Decree of the Financial Holding Companies Act

Article 3 (Omitted)	Article 3 (Same as current)	–

Article 4 (Method of Public Notices)

Public notices of the Company shall be made in the Seoul Shinmun and Dong-a Ilbo, daily newspapers published in Seoul. However, if the Seoul Shinmun or Dong-a Ilbo is not available due to circumstances beyond the Company’s control, the public notices of the Company shall be made in Chosun Ilbo and/or Joong-ang Ilbo in such order of preference.

Article 4 (Method of Public Notices)

Public notices of the Company shall be posted on the website of the Company (www.kbfg.com); provided, however, that in case the notices cannot be posted on the website of the Company due to technical difficulties or any other unavoidable circumstances, they shall be published in the Seoul Shinmun and Dong-a Ilbo, daily newspapers published in Seoul.

To reflect changes in the Company’s method of providing public notices

Article 5 ~ Article 42 (Omitted)	Article 5 ~ Article 42 (Same as current)	–

Article 43 (Composition and Convening of the Meeting of Board of Directors)

(1)~(5) Omitted

(6)    Matters to be resolved by the Board of Directors, and other matters regarding the operation of the Board of Directors shall be determined in accordance with the resolution of the Board of Directors.

Article 43 (Composition and Convening of the Meeting of Board of Directors)

(1)~(5) Same as current

(6)    Other matters regarding the operation of the Board of Directors shall be determined in accordance with the resolution of the Board of Directors.

Pursuant to the newly added Article 44 (Review/Resolution of the Board of Directors) of the Company’s Articles of Incorporation

<Article newly added>

Article 44 (Review/Resolution of the Board of Directors)

The Board of Directors shall review and resolve each of the following matters:

1.      Matters concerning business objectives and performance evaluations;

2.      Matters concerning amendments to the Articles of Incorporation;

3.      Matters concerning budgets and settlement of accounts;

4.      Matters concerning major organizational changes such as dissolutions, business transfers and mergers;

5.      Matters concerning establishment, amendment or repeal of internal control standards and risk management standards as prescribed by the relevant laws and regulations;

Reflecting Article 15 of the Law on Corporate Governance of Financial Companies

6.      Matters concerning establishment of corporate governance policies such as management succession of the chief executive officer;

7.      Matters concerning supervision of conflicts of interests between principal shareholders, officers, etc. and the Company;

8.      Matters concerning the general shareholders’ meeting, general business, management of subsidiaries, material contracts, organization and officers, fund-raising and capital, and other matters as separately determined by the bylaws of the Board of Directors;

Article 44 ~ Article 46 (Omitted)	Article 45 ~ Article 47 (Same as current Article 44 ~ Article 46)	Article renumbered

Article 47 (Committees)	Article 48 (Committees)	Article renumbered

(1)    The Company may establish various committees including following committees within the Board of Directors as determined by the resolution of the Board of Directors for the purposes of smooth operation of the Board of Directors and effective management of the Company:

1. Risk Management Committee;

2. Evaluation and Compensation Committee;

3. Non-executive Director Nominating Committee;

4. Audit Committee Member Nominating Committee; and

5. Corporate Governance Committee.

<Item newly added>

(2)~(3) Omitted

(1)    The Company may establish various committees including following committees within the Board of Directors as determined by the resolution of the Board of Directors for the purposes of smooth operation of the Board of Directors and effective management of the Company:

1. Risk Management Committee;

2. Evaluation and Compensation Committee;

3. Non-executive Director Nominating Committee;

4. Audit Committee Member Nominating Committee; and

5. Corporate Governance Committee.

6. Audit Committee

(2)~(3) Same as current

To make clear that the Audit Committee is one of the committees that serve under the Board of Directors

Article 48 ~ Article 49 (Omitted)	Article 49 ~ Article 50 (Same as current Article 48 ~ Article 49)	Article renumbered

Article 50 (Constitution of Audit Committee)	Article 51 (Constitution of Audit Committee)	Article renumbered

(1)    The Company shall establish an Audit Committee, as prescribed by the Financial Holding Companies Act and other applicable laws and regulations instead of an auditor.

(2)~(3) Omitted

(4)    The Members of the Audit Committee shall have any of the following qualifications and not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the relevant laws:

1. A licensed person such as lawyer, CPA with at least 5-year work experience in the licensed business;

2. A person who has been a researcher in the institutions or a full-time instructor in colleges, having a master’s degree in law or economics-business with at least 5-year work experience;

(1)    The Company shall establish an Audit Committee, as prescribed by the Financial Holding Companies Act and other applicable laws and regulations.

(2)~(3) Same as current

(4)    The Members of the Audit Committee shall have any of the following qualifications and not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the relevant laws:

1. A licensed person such as lawyer, CPA with at least 5-year work experience in the licensed business;

2. A person who has been a researcher in the institutions or an assistant professor in colleges, having a master’s degree in law or economics-business with at least 5-year work experience;

To strengthen the qualification of the members of the Audit Committee

(The remainder of the article omitted)	(The remainder of the article remains the same)

Article 51 ~ Article 53 (Omitted)	Article 52 ~ Article 54 (Same as current Article 51 ~ Article 53)	Article renumbered

Article 54 (Preparation and Maintenance of Financial Statements and Business Report, etc.)

(1)~(3) Omitted

(4)    Upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, within three (3) months from the end of the relevant fiscal year, the Representative Director shall make a public notice of the balance sheet(statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies), income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies which are designated by the FSC and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55-2 of the Financial Holding Companies Act.

Article 55 (Preparation and Maintenance of Financial Statements and Business Report, etc.)

(1)~(3) Same as current

(4)    Upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, within three (3) months from the end of the relevant fiscal year, the Representative Director shall make a public notice of the balance sheet(statements of financial position referred to in Article 1-2 of the Act on the External Audit of Stock Companies), income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies which are designated by the FSC and the opinion of an external auditor.

< Deleted >

Article renumbered To reflect changes in the Company’s method of providing public notices

Article 55 ~ Article 61 (Omitted)	Article 56 ~ Article 62 (Same as current Article 55 ~ Article 61)	Article renumbered

Agendum 3. Appointment of Directors

Nominees for Non-executive Directors(1) (2)(5)

Name (Date of Birth)	Current Position	Career	Education	Nominator	BoD Meeting Attendance Rate for Prior Year(3)	Term of Office

Young Hwi Choi (Re-appointment) (10/28/1945)	-	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	• B.A. in Economics, Sungkyunkwan University	Non-executive Director Candidate Nominating Committee	100%	1 year

Woon Youl Choi (Re-appointment) (04/02/1950)	Endowed Professor, Sogang University	• Professor, Sogang University • Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	• Ph.D. in Finance, University of Georgia • M.B.A., University of Georgia • B.A. in Business Administration, Seoul National University	Non-executive Director Candidate Nominating Committee	100%	1 year

Name (Date of Birth)	Current Position	Career	Education	Nominator	BoD Meeting Attendance Rate for Prior Year(3)	Term of Office

Suk Ryul Yoo (Re-appointment) (04/21/1950)	Advisor, Samsung Electronics, Co., Ltd.

•      Visiting Professor, Seoul National University

•      Chairman, Credit Finance Association

•      President & CEO, Samsung Total Petrochemicals Co., Ltd.

•      President & CEO, Samsung Card Co., Ltd.

•      President & CEO, Samsung Life Insurance Co., Ltd.

•      President & CEO, Samsung Securities Co., Ltd.

•      President & CEO, Samsung Capital Co., Ltd.

			• M.S. in Industrial Engineering, Korea Advanced Institute of Science & Technology • B.A. in Business Administration, Seoul National University	Non-executive Director Candidate Nominating Committee	100%	1 year

Michael Byungnam Lee (Re-appointment) (09/24/1954)	President, LG Academy

•      President & CEO, LG Academy

•      Executive Vice President, Human Resources, LG Corp.

•      Vice President, LG Academy

•      Assistant Professor, Georgia State University

•      Assistant Professor, California State University

•      Project Analyst, Daewoo Industrial Co., Ltd.

			• Ph.D. in Industrial Relations, University of Minnesota • M.L.H.R. (Master of Labor and Human Resources), Ohio State University • B.A. in Economics, Sogang University	Non-executive Director Candidate Nominating Committee	71.4%(4)	1 year

Name (Date of Birth)	Current Position	Career	Education	Nominator	BoD Meeting Attendance Rate for Prior Year(3)	Term of Office

Jae Ha Park (Re-appointment) (11/25/1957)	Senior Research Fellow, Korea Institute of Finance	• Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	• Ph.D. in Economics, Pennsylvania State University • B.A. in Economics, Seoul National University	Non-executive Director Candidate Nominating Committee	100%	1 year

Eunice Kyonghee Kim (Re-appointment) (03/29/1959)	Professor, Ewha Law School	• Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member, Financial Development Committee • Member, Korea Prosecution Future Development Committee	• J.D., Yale Law School • B.A., Chinese Studies & Administrative Science, Yale University	Non-executive Director Candidate Nominating Committee	100%	1 year

Name (Date of Birth)	Current Position	Career	Education	Nominator	BoD Meeting Attendance Rate for Prior Year(3)	Term of Office

Jongsoo Han (Re-appointment) (10/16/1960)	• Professor, Ewha Womans University • Member, IFRS Interpretations Committee	• Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	• Ph.D. in Accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh • M.B.A., Yonsei University • B.A. in Business Administration, Yonsei University	Non-executive Director Candidate Nominating Committee	100%	1 year

Note: (1) None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

(2) Pursuant to Article 18 of the Financial Corporate Governance Code, details regarding the recommendation of non-executive director candidates have been posted on our website as well as the Korea Federation of Banks’s website.

(3) For the period of March 27, 2015 to December 31, 2015

(4) Mr. Michael Byungnam Lee was eligible to attend seven (7) Board of Directors meetings, of which he missed two (2), resulting in an attendance rate of 71.4%. Mr. Lee was not able to participate in the Board of Directors meetings on December 11, 2015 and December 21, 2015 due to a private family emergency (death of a family member).

(5) All of the nominees were initially appointed as non-executive directors on March 26, 2015.

Agendum 4. Appointment of Members of the Audit Committee, Who are Non-executive Directors

Nominees for Members of the Audit Committee Who are Non-executive Directors(1)

Name (Date of Birth)	Current Position	Career	Education	Term of Office

Young Hwi Choi (Re-appointment) (10/28/1945)	-	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	• B.A. in Economics, Sungkyunkwan University	1 year

Woon Youl Choi (Re-appointment) (04/02/1950)	Professor, Sogang University	• Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	• Ph.D. in Finance, University of Georgia • M.B.A., University of Georgia • B.A. in Business Administration, Seoul National University	1 year

Eunice Kyonghee Kim (Re-appointment) (03/29/1959)	Professor, Ewha Law School

•     Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc.

•     Managing Director & Chief Compliance Officer, Citibank Japan Inc.

•     Executive Vice President & Chief Legal Officer, Citibank Korea Inc.

•     Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd.

•     Vice-Chairperson, International Association of Korean Lawyers

•     Member, Financial Development Committee

•     Member, Korea Prosecution Future Development Committee

			• J.D., Yale Law School • B.A., Chinese Studies & Administrative Science, Yale University	1 year

Name (Date of Birth)	Current Position	Career	Education	Term of Office

Jongsoo Han (Re-appointment) (10/16/1960)	• Professor, Ewha Womans University • Member, IFRS Interpretations Committee	• Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	• Ph.D. in Accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh • M.B.A., Yonsei University • B.A. in Business Administration, Yonsei University	1 year

Note: (1) None of the nominees has (i) engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) any relationship with the largest shareholder of KB Financial Group Inc.

Agendum 5. Approval of the Aggregate Remuneration Limit for Directors

	For fiscal year 2015	For fiscal year 2016
No. of Directors (No. of Non-executive Directors)	9 (7)	9 (7)

Aggregate Remuneration Limit	Won 2.5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2015. The board of directors will approve and ratify the payment allocation. Additionally, 100,000 treasury shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from November 21, 2014 to November 20, 2017 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.	Won 2.5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2016. The board of directors will approve and ratify the payment allocation. Additionally, long-term incentives that may be disbursed over the term of the directors’ office will remain the same as those resolved at the Annual General Meeting of the Shareholders for fiscal year 2015. (*)

*	In case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 100,000 treasury shares (or the equivalent monetary value) will be the maximum aggregate amount of shares that may be disbursed from November 21, 2014 to November 20, 2017 to the directors of KB Financial Group Inc. as long-term incentives. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 10, 2016	By: /s/ Dong Cheol Lee
(Signature)

	Name:	Dong Cheol Lee
	Title:	Senior Managing Director

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2015 and 2014

(In millions of Korean won)	Notes	2015		2014
Assets
Cash and due from financial institutions	4,5,6,28	￦	324,947	￦	30,739
Financial assets at fair value through profit or loss	4,5,7		99,118		—
Loans	4,5,8		—		10,000
Investments in subsidiaries	9		18,557,566		18,557,566
Investment in associate	10		883,065		—
Property and equipment	11		578		514
Intangible assets	12		8,428		8,684
Deferred income tax assets	13		4,515		4,089
Other assets	4,5,14		137,954		598,929

Total assets		￦	20,016,171	￦	19,210,521

Liabilities
Debentures	4,5,15	￦	1,647,117	￦	628,837
Net defined benefit liabilities	16		591		803
Current income tax liabilities			17,178		222,639
Other liabilities	4,5,17		123,281		71,568

Total liabilities			1,788,167		923,847

Equity
Share capital	18		1,931,758		1,931,758
Capital surplus	18		13,513,809		13,513,809
Accumulated other comprehensive loss	18		(4,979)		(4,238)
Retained earnings	18		2,787,416		2,845,345

Total equity			18,228,004		18,286,674

Total liabilities and equity		￦	20,016,171	￦	19,210,521

The accompanying notes are an integral part of these separate financial statements.

1

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2015 and 2014

(In millions of Korean won, except per share amounts)	Notes	2015		2014
Interest income		￦	2,185	￦	2,391
Interest expense			(27,929)		(19,149)

Net interest income	20		(25,744)		(16,758)

Fee and commission income			—		—
Fee and commission expense			(8,228)		(6,658)

Net fee and commission income	21		(8,228)		(6,658)

Net gains on financial assets at fair value through profit or loss	22		1,658		—

Net other operating income	23		315,527		493,782

General and administrative expenses	24		(39,916)		(36,342)

Operating profit before provision for credit losses			243,297		434,024

Provision for credit losses			—		—

Net operating profit			243,297		434,024

Net non-operating expenses	25		(62)		(473)

Profit before income tax			243,235		433,551
Income tax benefit (expense)	26		190		(600)

Profit for the year			243,425		432,951

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(741)		(1,523)

Other comprehensive income (loss) for the year, net of tax			(741)		(1,523)

Total comprehensive income for the year		￦	242,684	￦	431,428

Earnings per share
Basic earnings per share	27	￦	630	￦	1,121
Diluted earnings per share	27		627		1,116

The accompanying notes are an integral part of these separate financial statements.

2

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2015 and 2014

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Loss		Retained Earnings		Total Equity
Balance at January 1, 2014	￦	1,931,758	￦	13,513,809	￦	(2,715)	￦	2,605,570	￦	18,048,422

Comprehensive income
Profit for the year		—		—		—		432,951		432,951
Remeasurements of net defined benefit liabilities		—		—		(1,523)		—		(1,523)

Total comprehensive income		—		—		(1,523)		432,951		431,428

Transactions with shareholders
Dividends		—		—		—		(193,176)		(193,176)

Total transactions with shareholders		—		—		—		(193,176)		(193,176)

Balance at December 31, 2014	￦	1,931,758	￦	13,513,809	￦	(4,238)	￦	2,845,345	￦	18,286,674

Balance at January 1, 2015	￦	1,931,758	￦	13,513,809	￦	(4,238)	￦	2,845,345	￦	18,286,674

Comprehensive income
Profit for the year		—		—		—		243,425		243,425
Remeasurements of net defined benefit liabilities		—		—		(741)		—		(741)

Total comprehensive income		—		—		(741)		243,425		242,684

Transactions with shareholders
Dividends		—		—		—		(301,354)		(301,354)

Total transactions with shareholders		—		—		—		(301,354)		(301,354)

Balance at December 31, 2015	￦	1,931,758	￦	13,513,809	￦	(4,979)	￦	2,787,416	￦	18,228,004

The accompanying notes are an integral part of these separate financial statements.

3

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2015 and 2014

(In millions of Korean won)	Note	2015		2014
Cash flows from operating activities
Profit for the year		￦	243,425	￦	432,951

Adjustment for non-cash items
Depreciation and amortization			846		931
Share-based payments			1,799		801
Net interest expense(income)			224		(201)
Net Loss from valuation on financial assets at fair value through profit or loss			882		—
Impairment losses on investments in subsidiaries			—		14,747
Net other expense			2,594		2,704

			6,345		18,982

Changes in operating assets and Liabilities
Deferred income tax assets			(426)		114
Other assets			315,222		(299,688)
Other liabilities			(16,697)		(5,962)

			298,099		(305,536)

Net cash inflow from operating activities			547,869		146,397

Cash flows from investing activities
Acquisition of investments in subsidiaries			—		(279,870)
Acquisition of investment in associate			(883,065)		—
Acquisition of financial assets at fair value through profit or loss			(100,000)		—
Collection of loans			10,000		—
Acquisition of property and equipment			(401)		(225)
Acquisition of intangible assets			(486)		(165)
Disposal of intangible assets			157		939
Net decrease in guarantee deposits paid			3,651		282
Others			85		(81)

Net cash outflow from investing activities			(970,059)		(279,120)

Cash flows from financing activities
Increase in debentures			1,017,752		279,340
Distribution of dividends			(301,354)		(193,176)

Net cash inflow from financing activities			716,398		86,164

Net increase(decrease) in cash and cash equivalents			294,208		(46,559)
Cash and cash equivalents at the beginning of the year	28		30,736		77,295

Cash and cash equivalents at the end of the year	28	￦	324,944	￦	30,736

The accompanying notes are an integral part of these separate financial statements.

4

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s paid-in capital as of December 31, 2015, is ￦1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The Company’s separate financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s separate financial statements as of and for the year ended December 31, 2015, have been prepared in accordance with Korean IFRS.

The Company newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2015, and application of these amendment and improvements does not have a material impact on its separate financial statements.

•	Amendment to Korean IFRS 1019, Employee Benefits

•	Annual improvements to Korean IFRSs 2010–2012 cycle

•	Annual improvements to Korean IFRSs 2011–2013 cycle

The Company expects that the following amended standards and interpretations issued but not effective for the financial year beginning January 1, 2015, and not early adopted would not have a material impact on its financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, and Korean IFRS 1028, Investments in Associates and Joint Arrangements

•	Korean IFRS 1111, Joint Agreements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2015, and not early adopted are as follows:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement, Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Company is in the process of determining the effects resulting from the adoption of the new Standard.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations. Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Company is in the process of determining the effects resulting from the adoption of the new Standard.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense and fair value of financial instruments.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the financial statements are as follows:

2.4.1 Income taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks (Note 5).

2.4.3 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 16).

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Company as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Company may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Company is provided internally on that basis to the Company’s key management personnel.

•	A contract contains one or more embedded derivatives; the Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit losses.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.4 Investments in subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with Korean IFRS 1027. The Company determines at each reporting date whether there is any objective evidence that the investments in the subsidiaries are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries and its carrying value.

3.5 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.6 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.7 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.8 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.9 Equity instrument issued by the company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.10 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the company.

c)	Specific conditions are satisfied for activities.

Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fee and commission income

Fee and commission income is recognized on an accrual basis in accordance with the substance of transaction.

Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.11 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting awards to directors and employees of the Company. The Company has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values.

3.12 Income tax expenses

Income tax expense (tax benefit) comprises current tax expense (current tax benefit) and deferred income tax expense (deferred income tax benefit). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Company, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Company recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

3.13 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.14 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on segments are omitted in accordance with Korean IFRS 1108, Operating Segments.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for managing work processes, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Due from financial institutions	￦	324,947	￦	30,739
Loans		—		10,000
Other financial assets		16,704		319,973

	￦	341,651	￦	360,712

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the separate financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	2015			2014
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loans
Neither past due nor impaired	￦	—	—	￦	10,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		—	—		10,000	100.00

Allowances		—	—		—	—

Carrying amount	￦	—	—	￦	10,000	100.00

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	2015		2014
Grade 1	￦	—	￦	10,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	￦	—	￦	10,000

Credit quality of loans graded according to the probability of default are as follows:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.2.5 Credit Risk Concentration Analysis

The details of the Company’s loans by country, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	—	—	￦	—	￦	—

	￦	—	—	￦	—	￦	—

(In millions of Korean won)	2014
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

The details of the Company’s corporate loans by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	—	—	￦	—	￦	—

	￦	—	—	￦	—	￦	—

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

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KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

4.3.2 Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3 Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	325,199	￦	—	￦	—	￦	—	￦	—	￦	—	￦	325,199
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		99,118		99,118
Other financial assets		—		1		—		16,565		—		—		16,566

	￦	325,199	￦	1	￦	—	￦	16,565	￦	—	￦	99,118	￦	440,883

Financial liabilities
Debentures	￦	—	￦	—	￦	10,868	￦	181,428	￦	1,295,080	￦	320,804	￦	1,808,180
Other financial liabilities		—		3,288		—		—		—		—		3,288

	￦	—	￦	3,288	￦	10,868	￦	181,428	￦	1,295,080	￦	320,804	￦	1,811,468

21

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	30,771	￦	—	￦	—	￦	—	￦	—	￦	—	￦	30,771
Loans		—		26		51		10,077		—		—		10,154
Other financial assets		—		28		300,012		20,258		—		—		320,298

	￦	30,771	￦	54	￦	300,063	￦	30,335	￦	—	￦	—	￦	361,223

Financial liabilities
Debentures	￦	—	￦	—	￦	5,175	￦	15,525	￦	557,408	￦	124,104	￦	702,212
Other financial liabilities		—		1,119		—		—		—		—		1,119

	￦	—	￦	1,119	￦	5,175	￦	15,525	￦	557,408	￦	124,104	￦	703,331

[1]	The amount of ￦3 million, representing the restricted amount due from the financial institutions as of December 31, 2015 and 2014, is excluded.
[2]	Financial assets designated at fair value through profit or loss, hybrid capital instruments, are included in the ‘Over 5 years’ category which includes their remaining contractual maturity, owing to uncertain point of sale.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market. The most significant risks are interest rate risks.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of interest rate VaR.

22

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Interest rate VaR	￦	43,091	￦	16,819

4.5 Capital adequacy

The Company complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%(2014: 4.0%), a minimum Tier 1 ratio of 6.0%(2014: 5.5%) and a minimum Total Regulatory Capital ratio of 8.0%(2014: 8.0%) as of December 31, 2015.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

23

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Economic Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Company determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Company monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries complied with external capital adequacy requirements as of December 31, 2015 and 2014. The Group complied with the capital adequacy standard as of December 31, 2015 and 2014.

The details of the Group’s capital adequacy ratios based on Basel III, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Equity Capital:	￦	29,140,025	￦	28,347,675
Tier 1 Capital		25,585,979		24,248,598
Common Equity Tier 1 Capital		25,351,910		24,062,475
Additional Tier 1 Capital		234,069		186,123
Tier 2 Capital		3,554,046		4,099,077
Risk-weighted assets:		188,212,825		182,485,957
Equity Capital (%):		15.48		15.53
Tier 1 Capital (%)		13.59		13.29
Common Equity Tier 1 Capital (%)		13.47		13.19

24

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	￦	99,118	￦	99,118
Loans and receivables
Cash and due from financial institutions		324,947		324,947
Other financial assets		16,704		16,704

	￦	440,769	￦	440,769

Financial liabilities
Financial liabilities at amortized cost
Debentures	￦	1,647,117	￦	1,678,308
Other financial liabilities		6,501		6,501

	￦	1,653,618	￦	1,684,809

(In millions of Korean won)	2014
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	￦	30,739	￦	30,739
Loans		10,000		10,000
Other financial assets		319,973		319,973

	￦	360,712	￦	360,712

Financial liabilities
Financial liabilities at amortized cost
Debentures	￦	628,837	￦	649,476
Other financial liabilities		3,041		3,041

	￦	631,878	￦	652,517

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

25

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

26

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statement of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of December 31, 2015, is as follows:

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦	—	￦	—	￦	99,118	￦	99,118

27

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	—	￦	324,947	￦	—	￦	324,947
Other financial assets		—		—		16,704		16,704

	￦	—	￦	324,947	￦	16,704	￦	341,651

Financial liabilities
Debentures	￦	—	￦	1,678,308	￦	—	￦	1,678,308
Other financial liabilities		—		—		6,501		6,501

	￦	—	￦	1,678,308	￦	6,501	￦	1,684,809

(In millions of Korean won)	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	—	￦	30,739	￦	—	￦	30,739
Loans[2]		—		—		10,000		10,000
Other financial assets		—		—		319,973		319,973

	￦	—	￦	30,739	￦	329,973	￦	360,712

Financial liabilities
Debentures	￦	—	￦	649,476	￦	—	￦	649,476
Other financial liabilities		—		—		3,041		3,041

	￦	—	￦	649,476	￦	3,041	￦	652,517

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because loans classified as level 3 are loans with interest rate reset period of up to three months, we regarded the carrying amount as representative of fair value.

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation Policy and Process of Level 3 Fair Value

The Company uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Company’s assets at the end of every reporting period.

28

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2015, is as follows:

(In millions of Korean won)	2015
Financial assets at fair value through profit or loss
Designated at fair value through profit or loss
Beginning balance	￦ —
Total gains or losses
- Profit or loss	(882)
- Other comprehensive income	—
Purchases	100,000
Sales	—
Issues	—
Settlements	—
Transfers into Level 3	—
Transfers out of Level 3	—

Ending balance	￦ 99,118

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statement of comprehensive income for the year ended December 31, 2015, is as follows:

(In millions of Korean won)	2015
	Expense from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	￦	(882)	￦	—	￦	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(882)		—		—

29

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)	2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦	99,118	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.75~5.07	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.45	The higher the volatility, the higher the fair value fluctuation

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	2015
	Recognition in profit or loss			Other comprehensive income or loss
	Favorable changes		Unfavorable changes	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,422	￦ (5,867)	￦	—	￦	—

[1]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate(2.75~5.07%), the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

30

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

6. Due from Financial Institution

The details of due from financial institution as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (Dec. 31, 2015)	2015		2014
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 1.30	￦	324,947	￦	30,739

The maturities of due from financial institution, excluding restricted due from financial institution, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	324,944	￦	—	￦	—	￦	—	￦	—	￦	324,944

(In millions of Korean won)	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	30,736	￦	—	￦	—	￦	—	￦	—	￦	30,736

Restricted due from financial institution as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Financial Institution	2015		2014		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	￦	3	￦	3	Pledged as collateral for the overdraft facility

		￦	3	￦	3

31

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

7. Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or losses as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015	2014
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦99,118	￦	—

8. Loans

Loans as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Loans	￦	—	￦	10,000
Less: Allowances for loan losses		—		—

Carrying amount	￦	—	￦	10,000

9. Subsidiaries

The details of subsidiaries as of December 31, 2015, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Investment & Securities Co., Ltd.	Financial investment	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial Leasing	Korea
KB Savings Bank Co., Ltd.	Savings Banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

32

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Investments in subsidiaries as of December 31, 2015 and 2014, are as follows:

Name of subsidiary	Number of Issued Shares	Ownership(%)	Carrying amount (in millions of Korean won)
	(Dec. 31, 2015)		2015		2014
Kookmin Bank	404,379,116	100.00	￦	14,821,721	￦	14,821,721
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.	31,588,314	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.[1]	11,180,630	52.02		279,870		279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			￦	18,557,566	￦	18,557,566

[1]	The Company acquired the 52.02% of total issued shares of Woori Financial Co., Ltd. for ￦279,870 million and changed the name from Woori Financial Co., Ltd. to KB Capital Co., Ltd. in 2014.

The changes in accumulated impairment losses on investments in subsidiaries for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning	Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	￦ (51,742)	￦	—	￦	—	￦ (51,742)

(In millions of Korean won)	2014
	Beginning	Impairment	Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	￦ (36,995)	￦ (14,747)	￦	—	￦ (51,742)

[1]	The industry environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in of KB Savings Bank Co., Ltd.

33

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

10. Investment in Associate

The details of investment in associate as of December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Name of associate
KB Insurance Co., Ltd.	33.29	￦	883,065	￦	1,077,380	￦	883,065	Non-life insurance	Korea

The changes in investments in associates for the years ended December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition		Disposal		Impairment		Ending
Name of associate
KB Insurance Co., Ltd.	￦	—	￦	883,065	￦	—	￦	—	￦	883,065

11. Property and Equipment

The details of property and equipment as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	771	￦	(573)	￦	—	￦	198
Equipment and vehicles		4,903		(4,523)		—		380

	￦	5,674	￦	(5,096)	￦	—	￦	578

(In millions of Korean won)	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	521	￦	(417)	￦	—	￦	104
Equipment and vehicles		4,787		(4,377)		—		410

	￦	5,308	￦	(4,794)	￦	—	￦	514

34

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	104	￦	250	￦	(156)	￦	198
Equipment and vehicles		410		151		(181)		380

	￦	514	￦	401	￦	(337)	￦	578

(In millions of Korean won)	2014
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	93	￦	97	￦	(86)	￦	104
Equipment and vehicles		549		128		(267)		410

	￦	642	￦	225	￦	(353)	￦	514

12. Intangible Assets

The details of intangible assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	2,612	￦	(2,237)	￦	—	￦	375
Membership rights		9,439		—		(2,060)		7,379
Other intangible assets		3,657		(2,983)		—		674

	￦	15,708	￦	(5,220)	￦	(2,060)	￦	8,428

(In millions of Korean won)	2014
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	2,571	￦	(2,022)	￦	—	￦	549
Membership rights		9,497		—		(1,988)		7,509
Other intangible assets		3,315		(2,689)		—		626

	￦	15,383	￦	(4,711)	￦	(1,988)	￦	8,684

35

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in intangible assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	￦	549	￦	42	￦	—	￦	(216)	￦	—	￦	375
Membership rights		7,509		102		(157)		—		(75)		7,379
Other intangible assets		626		342		—		(294)		—		674

	￦	8,684	￦	486	￦	(157)	￦	(510)	￦	(75)	￦	8,428

(In millions of Korean won)	2014
	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	￦	629	￦	140	￦	—	￦	(220)	￦	—	￦	549
Membership rights		8,520		25		(1,035)		—		(1)		7,509
Other intangible assets		984		—		—		(358)		—		626

	￦	10,133	￦	165	￦	(1,035)	￦	(578)	￦	(1)	￦	8,684

[1]	Membership rights with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning	Impairment	Disposal		Ending
Accumulated impairment losses on intangible assets	￦ (1,988)	￦ (75)	￦	3	￦ (2,060)

(In millions of Korean won)	2014
	Beginning	Impairment	Disposal		Ending
Accumulated impairment losses on intangible assets	￦ (3,172)	￦ (1)	￦	1,185	￦ (1,988)

36

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

13. Deferred Income Tax Assets and Liabilities

The details of deferred income tax assets and liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Assets		Liabilities		Net amount
Share-based payments	￦	2,270	￦	—	￦	2,270
Membership rights		499		—		499
Defined benefit obligation		1,308		—		1,308
Plan assets		—		(502)		(502)
Short-term employee benefits		309		—		309
Others		631		—		631

		5,017		(502)		4,515

Offsetting of deferred tax assets and liabilities		(502)		502		—

	￦	4,515	￦	—	￦	4,515

(In millions of Korean won)	2014
	Assets		Liabilities		Net amount
Share-based payments	￦	2,211	￦	—	￦	2,211
Membership rights		481		—		481
Defined benefit obligation		1,549		—		1,549
Plan assets		—		(861)		(861)
Short-term employee benefits		285		—		285
Others		424		—		424

		4,950		(861)		4,089

Offsetting of deferred tax assets and liabilities		(861)		861		—

	￦	4,089	￦	—	￦	4,089

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦2,896,164 million, ￦66,162 million and ￦51,742 million associated with investments in subsidiaries, tax loss carryforwards and impairment losses on investments in subsidiaries, respectively, as of December 31, 2015, due to the uncertainty that all these will be realized in the future.

37

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦2,395,805 million associated with investments in subsidiaries as of December 31, 2015, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

The changes in cumulative temporary differences for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	9,136	￦	1,555	￦	1,799	￦	9,380
Membership rights		1,989		3		75		2,061
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		6,401		4,178		3,182		5,405
Short-term employee benefits		1,179		1,179		1,279		1,279
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Others		1,749		1,743		2,602		2,608

		3,034,522	￦	8,658	￦	8,937		3,034,801

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		20,454						20,733

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	4,950					￦	5,017

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(3,556)		(4,179)		(2,696)		(2,073)

		(2,399,361)	￦	(4,179)	￦	(2,696)		(2,397,878)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(3,556)						(2,073)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(861)					￦	(502)

38

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	9,720	￦	584	￦	—	￦	9,136
Membership rights		3,065		1,077		1		1,989
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,757		3,164		3,808		6,401
Short-term employee benefits		986		986		1,179		1,179
Tax loss carryforwards		77,275		11,113		—		66,162
Impairment losses on investments in subsidiaries		36,995		—		14,747		51,742
Others		2,432		2,430		1,747		1,749

		3,032,394	￦	19,354	￦	21,482		3,034,522

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						66,162
Impairment losses on investments in subsidiaries		36,995						51,742

		21,960						20,454

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	5,314					￦	4,950

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(4,593)		(3,165)		(2,128)		(3,556)

		(2,400,398)	￦	(3,165)	￦	(2,128)		(2,399,361)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(4,593)						(3,556)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,111)					￦	(861)

39

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

14. Other Assets

The details of other assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial assets
Other receivables	￦	—	￦	300,041
Accrued income		341		37
Guarantee deposits		16,363		19,895

		16,704		319,973

Other assets
Other receivables		120,511		278,190
Prepaid expenses		673		681
Guarantee deposits		43		—
Advance payments		23		85

		121,250		278,956

	￦	137,954	￦	598,929

40

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

15. Debentures

The details of debentures as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) (Dec. 31, 2015)	2015		2014
Unguaranteed debentures No. 3-1	2013.08.13	2016.08.13	3.14	￦	150,000	￦	150,000
Unguaranteed debentures No. 3-2	2013.08.13	2018.08.13	3.46		130,000		130,000
Unguaranteed debentures No. 3-3	2013.08.13	2020.08.13	3.65		70,000		70,000
Unguaranteed debentures No. 4	2014.03.17	2017.03.17	3.02		150,000		150,000
Unguaranteed debentures No. 5-1	2014.03.19	2019.03.19	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	2014.03.19	2021.03.19	3.50		50,000		50,000
Unguaranteed debentures No. 6	2015.02.26	2022.02.26	2.38		30,000		—
Unguaranteed debentures No. 7	2015.06.23	2018.06.23	1.98		150,000		—
Unguaranteed debentures No. 8	2015.06.23	2020.06.23	2.34		100,000		—
Unguaranteed debentures No. 9	2015.06.23	2022.06.23	2.52		150,000		—
Unguaranteed debentures No. 10	2015.09.17	2020.09.17	2.16		20,000		—
Unguaranteed debentures No. 11	2015.09.23	2020.09.23	2.06		30,000		—
Unguaranteed debentures No. 12-1	2015.11.27	2018.11.27	2.07		80,000		—
Unguaranteed debentures No. 12-2	2015.11.27	2020.11.27	2.26		110,000		—
Unguaranteed debentures No. 12-3	2015.11.27	2022.11.27	2.38		50,000		—
Unguaranteed debentures No. 13	2015.12.04	2018.12.04	2.09		130,000		—
Unguaranteed debentures No. 14-1	2015.12.09	2020.12.09	2.27		140,000		—
Unguaranteed debentures No. 14-2	2015.12.09	2022.12.09	2.38		30,000		—

					1,650,000		630,000
	Bond Discounts				(2,883)		(1,163)

				￦	1,647,117	￦	628,837

The maturities of debentures as of December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	￦	—	￦	—	￦	150,000	￦	640,000	￦	860,000	￦	1,650,000

	2014
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	300,000	￦	330,000	￦	630,000

41

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in debentures based on face value for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Issuance		Repayment		Ending
Debentures in Korean won	￦	630,000	￦	1,020,000	￦	—	￦	1,650,000

(In millions of Korean won)	2014
	Beginning		Issuance		Repayment		Ending
Debentures in Korean won	￦	350,000	￦	280,000	￦	—	￦	630,000

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income(loss).

42

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in the defined benefit obligation for the years ended December 31, 2015 and 2014, are as follows:

	2015
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	13,117	￦	(12,314)	￦	803
Current service cost		1,835		—		1,835
Interest cost(income)		403		(378)		25
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(616)		—		(616)
Actuarial gains and losses by changes in financial assumptions		(309)		—		(309)
Actuarial gains and losses by experience adjustments		1,751		—		1,751
Return on plan assets (excluding amounts included in interest income)		—		151		151
Contributions by the employer		—		(3,089)		(3,089)
Payments from plans		(1,687)		1,687		—
Payments from the Company		(79)		—		(79)
Transfer in		3,462		(3,343)		119
Transfer out		(2,492)		2,492		—

Ending	￦	15,385	￦	(14,794)	￦	591

43

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	9,532	￦	(8,099)	￦	1,433
Current service cost		1,523		—		1,523
Interest cost(income)		380		(323)		57
Remeasurements:
Actuarial gains and losses by changes in financial assumptions		1,219		—		1,219
Actuarial gains and losses by experience adjustments		687		—		687
Return on plan assets (excluding amounts included in interest income)		—		103		103
Contributions by the employer		—		(4,121)		(4,121)
Payments from plans		(987)		987		—
Payments from the Company		(80)		—		(80)
Transfer in		2,231		(2,231)		—
Transfer out		(1,388)		1,370		(18)

Ending	￦	13,117	￦	(12,314)	￦	803

The details of the net defined benefit liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Present value of defined benefit obligation	￦	15,385	￦	13,117
Fair value of plan assets		(14,794)		(12,314)

Net defined benefit liabilities	￦	591	￦	803

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Current service cost	￦	1,835	￦	1,523
Interest expenses of net defined benefit liabilities		25		57

Post-employment benefits	￦	1,860	￦	1,580

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income(loss) for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(151)	￦	(103)
Actuarial gains and losses		(826)		(1,906)
Income tax effects		236		486

Remeasurements after income tax	￦	(741)	￦	(1,523)

44

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Plan assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	14,794	￦	14,794

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	12,314	￦	12,314

Key actuarial assumptions used as of December 31, 2015 and 2014, are as follows:

	2015	2014
Discount rate (%)	2.50	3.10
Future salary increase rate (%)	4.00	4.55
Turnover (%)	1.00	0.70

Mortality assumptions are based on the 8th experience-based mortality table(retirement pension) of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2015, is as follows:

Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%p.	5.58% decrease	6.02% increase
Salary increase rate (%)	0.5%p.	5.90% increase	5.53% decrease
Turnover (%)	0.5%p.	0.59% decrease	0.61% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

45

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	￦	305	￦	268	￦	1,679	￦	8,880	￦	46,847	￦	57,979

The weighted average duration of the defined benefit obligation is 11.9 years.

Expected contribution to plan assets for periods after December 31, 2015, is estimated to be approximately ￦2,100 million.

17. Other Liabilities

The details of other liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial liabilities
Other payables	￦	901	￦	360
Accrued expenses		5,600		2,681

		6,501		3,041

Other non-financial liabilities
Other payables		59,744		16,291
Accrued expenses		56,759		51,978
Withholding taxes		277		258

		116,780		68,527

	￦	123,281	￦	71,568

18. Equity

18.1 Share capital

The details of share capital as of December 31, 2015 and 2014, are as follows:

	2015		2014
Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

46

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The changes in shares outstanding for the years ended December 31, 2015 and 2014, are as follows:

(Number of issued shares)	2015	2014
Beginning	386,351,693	386,351,693
Increase	—	—
Decrease	—	—

Ending	386,351,693	386,351,693

18.2 Capital Surplus

The details of capital surplus as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Share premium	￦	12,226,597	￦	12,226,597
Other capital surplus		1,287,212		1,287,212

	￦	13,513,809	￦	13,513,809

18.3 Accumulated other comprehensive loss

The details of accumulated other comprehensive loss as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Remeasurements of net defined benefit liabilities	￦	(4,979)	￦	(4,238)

	￦	(4,979)	￦	(4,238)

The changes in accumulated other comprehensive loss for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(4,238)	￦	(977)	￦	236	￦	(4,979)

	￦	(4,238)	￦	(977)	￦	236	￦	(4,979)

(In millions of Korean won)	2014
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(2,715)	￦	(2,009)	￦	486	￦	(4,238)

	￦	(2,715)	￦	(2,009)	￦	486	￦	(4,238)

47

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

18.4 Retained Earnings

The details of retained earnings as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Legal reserves	￦	251,517	￦	208,221
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		2,942		1,295
Retained earnings before appropriation		1,550,957		1,653,829

	￦	2,787,416	￦	2,845,345

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Appropriation of retained earnings

(Expected Date of appropriation for 2015: March 25, 2016)

(Date of appropriation for 2014: March 27, 2015)

(In millions of Korean won)	2015		2014
Unappropriated retained earnings
Balance at the beginning of year	￦	1,307,532	￦	1,220,878
Profit for the year		243,425		432,951

		1,550,957		1,653,829

Transfers such as discretionary reserves
Regulatory reserve for credit losses		2,338		—

		2,338		—

Appropriation of retained earnings
Legal reserve		24,343		43,296
Regulatory reserve for credit losses		—		1,647
Cash dividends		378,625		301,354
(Dividends per common share:￦980 (19.6%) in 2015)
(Dividends per common share:￦780 (15.6%) in 2014)

		402,968		346,297

Unappropriated retained earnings to be carried over to subsequent year	￦	1,150,327	￦	1,307,532

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

48

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

The details of the regulatory reserve for credit losses as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	2,942	￦	1,295
Amounts estimated to be appropriated		(2,338)		1,647

Ending	￦	604	￦	2,942

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won, except per share amounts)	2015		2014
Provision(Reversal) of regulatory reserve for credit losses	￦	(2,338)	￦	1,647
Adjusted profit after provision of regulatory reserve for credit losses[1]		245,763		431,304
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		636		1,116
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		633		1,112

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

19. Dividends

The dividends paid to the shareholders of the Company in 2015 and 2014 were ￦301,354 million (￦780 per share) and ￦193,176 million (￦500 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2015, of ￦980 per share, amounting to total dividends of ￦378,625 million, is to be proposed at the annual general meeting on March 25, 2016. The Company’s separate financial statements as of December 31, 2015, do not reflect this dividend payable.

20. Net Interest Income

Interest income and interest expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Interest income
Due from financial institutions	￦	1,836	￦	1,478
Loans		45		373
Others		304		540

		2,185		2,391

Interest expense
Debts		71		—
Debentures		27,858		19,149

		27,929		19,149

Net interest income	￦	(25,744)	￦	(16,758)

49

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

21. Net Fee and Commission Income

Fee and commission income and fee and commission expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Fee and commission income
Fees in Korean won	￦	—	￦	—

Fee and commission expense
Fees paid in Korean won		8,094		6,548
Fees paid in foreign currency		134		110

		8,228		6,658

Net fee and commission income	￦	(8,228)	￦	(6,658)

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	2,540	￦	—

		2,540		—

Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss		(882)		—

		(882)		—

Net Gains on financial instruments at fair value through profit or loss	￦	1,658	￦	—

50

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

23. Net Other Operating Income

Other operating income and other operating expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other operating income
Dividend income from subsidiaries	￦	315,527	￦	508,529
Other operating expense
Impairment losses on investments in subsidiaries		—		14,747

Net other operating income	￦	315,527	￦	493,782

24. General and Administrative Expenses

The details of general and administrative expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Employee Benefits
Salaries and other short-term employee benefits - Salaries	￦	20,870	￦	19,381
Salaries and other short-term employee benefits - Others		4,016		3,429
Termination benefits		163		—
Post-employment benefits - defined benefit plans		1,860		1,580
Post-employment benefits - defined contribution plans		6		—
Share-based payments		1,799		801

		28,714		25,191

Depreciation and amortization		846		931

Other general and administrative expenses
Travel		343		56
Communications		394		399
Tax and dues		233		191
Publication		175		170
Rental expense		1,519		1,772
Vehicle		146		219
Service fees		1,959		1,972
Advertising		653		641
Training		305		142
Others		4,629		4,658

		10,356		10,220

	￦	39,916	￦	36,342

51

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Share-Based Payments

The details of share based payments of December 31, 2015, is as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	37,904	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	19,042	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 12	2014.11.21	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	2015.01.01	36,210	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 14	2015.07.17	23,525	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2012	—	2,798	Satisfied
Deferred grant in 2013	—	8,021	Satisfied
Deferred grant in 2014	—	15,859	Satisfied

		439,878

52

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

(Kookmin Bank)
Series 48	2013.07.23	14,470	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 49	2013.07.24	36,495	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 50	2013.07.24	9,214	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 57	2014.01.01	8,853	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 58	2014.01.01	78,700	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 60	2015.01.01	349,984	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	2015.04.14	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 62	2015.01.12	15,965	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 63	2015.08.01	9,969	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 64	2015.07.24	35,069	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	2015.08.26	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	2014.11.21	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Deferred grant in 2010	—	50	Satisfied
Deferred grant in 2011	—	101	Satisfied
Deferred grant in 2012	—	13,082	Satisfied
Deferred grant in 2013	—	69,240	Satisfied
Deferred grant in 2014	—	124,149	Satisfied
Deferred grant in 2015	—	1,877	Satisfied

		828,106

53

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

(Other subsidiaries, etc)
Share granted in 2010	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2011	6,464	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2012	16,436	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2013	104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2014	81,882	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]
Share granted in 2015	212,768	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8]

	424,431

	1,692,415

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period (deferred granted shares represent the shares at the end of reporting period).
[2]	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Performance Results, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted EPS, the targeted relative TSR and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Performance Results, targeted financial results of the Group and the targeted relative TSR, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the accomplishment of the targeted Performance Results.
[5]	The 35%, 35% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.
[6]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Performance Results, targeted financial results of the Group and the targeted relative TSR, respectively. However, as for certain number of shares, 50% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other 50% is determined by the accomplishment of the targeted Performance Results.

54

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

[7]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted relative TSR, the targeted Performance Results and the accomplishment of the targeted financial results of Kookmin Bank, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the accomplishment of the targeted Performance Results.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Performance Results, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Performance Results, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 50% and 50% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 70% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of December 31, 2015, are as follows:

	Grant date	Number of vested shares[1]	Vesting Conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	9,215	Satisfied
Share granted in 2013	2013.01.01	11,496	Satisfied
Share granted in 2014	2014.01.01	23,304	Satisfied
Share granted in 2015	2015.01.01	21,714	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	3,985	Satisfied
Share granted in 2012	2012.01.01	54,609	Satisfied
Share granted in 2013	2013.01.01	68,751	Satisfied
Share granted in 2014	2014.01.01	164,953	Satisfied
Share granted in 2015	2015.01.01	174,345	Proportion to service period
(Other subsidiaries, etc)
Share granted in 2013		6,551	Satisfied
Share granted in 2014		74,743	Satisfied
Share granted in 2015		53,654	Proportion to service period

55

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

[1]	The number of shares which are exercisable is determined by the results of performance.

The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2015, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 4	—	1.63	—	34,180~40,662
Series 4-1	0.00~0.53	1.63	—	33,198~36,874
Series 8	0.00~1.00	1.63	—	33,200~40,662
Series 9	0.00~2.00	1.63	38,111	33,145~38,111
Series 9-1	0.00~3.00	1.63	34,407	33,145~34,407
Series 10	0.00~3.00	1.63	34,407	33,145~34,407
Series 11	0.53~3.53	1.63	36,162	33,086~33,231
Series 12	1.89~4.89	1.64	33,689	33,157~33,292
Series 13	1.00~4.00	1.63	31,695	32,668~33,213
Series 14	2.00~5.00	1.65	27,884	32,139~33,213
Deferred grant in 2012	—	1.72	—	34,180
Deferred grant in 2013	0.00~1.00	1.72	—	33,200~34,180
Deferred grant in 2014	0.00~2.00	1.72	—	33,145~34,180
(Kookmin Bank)
Series 48	0.00~3.00	1.63	36,497	33,145~34,180
Series 49	0.00~3.00	1.63	36,382	33,145~34,180
Series 49-1	0.00~3.00	1.63	36,583	33,145~34,180
Series 50	0.00~3.00	1.63	36,382	33,145~34,180
Series 52	0.00~3.00	1.63	36,321	33,145~34,180
Series 57	0.00~3.00	1.63	34,407	33,145~34,180
Series 58	0.00~3.00	1.63	34,407	33,145~34,180
Series 60	1.00~4.00	1.63	31,695	33,145~33,213
Series 61	1.28~5.01	1.63	31,695	33,110~33,213
Series 62	1.00~4.00	1.63	31,695	33,145~33,213
Series 63	1.58~5.01	1.64	31,695	33,110~33,213
Series 64	1.56~5.01	1.64	31,695	33,110~33,213
Series 65	1.65~5.01	1.64	31,695	33,110~33,213
Series 66	1.89~4.89	1.64	33,689	33,157~33,292
Grant deferred in 2012	—	1.72	—	34,180
Grant deferred in 2013	0.00~1.00	1.72	—	33,153~34,180
Grant deferred in 2014	0.00~2.00	1.72	—	33,143~34,180
Grant deferred in 2015	0.02~2.03	1.72	—	33,179~33,877
(Other subsidiaries, etc)
Share granted in 2010	—	1.63	—	37,980~38,931
Share granted in 2011	—	1.63	0~40,662	38,485~41,755
Share granted in 2012	—	1.63	0~40,446	38,111~40,446
Share granted in 2013	0.00~0.75	1.63	29,301~36,921	32,722~34,407
Share granted in 2014	0.00~1.67	1.63~1.64	31,206~34,407	32,254~34,407
Share granted in 2015	1.00~2.23	1.63~1.65	27,220~37,229	32,020~37,229

56

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	1.72	—	40,662
Share granted in 2011	—	1.72	—	38,111~40,662
Share granted in 2012	—	1.72	—	34,180~40,662
Share granted in 2013	0.00~1.00	1.72	—	33,200~38,111
Share granted in 2014	0.00~2.00	1.72	—	33,145~34,180
Share granted in 2015	1.00~3.00	1.72	—	33,145~33,213
(Kookmin Bank)
Share granted in 2012	—	1.72	—	34,180
Share granted in 2013	0.00~1.00	1.72	—	33,153~39,944
Share granted in 2014	0.00~2.03	1.72	—	33,143~34,180
Share granted in 2015	0.00~3.00	1.72	—	33,145~34,180
(Other subsidiaries, etc)
Share granted in 2013	0.00~1.00	1.72	—	33,200~34,180
Share granted in 2014	0.00~2.00	1.72	—	33,145~34,180
Share granted in 2015	1.00~3.00	1.72	—	33,145~33,213

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2015, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed from the subsidiaries. As of December 31, 2015 and 2014, the accrued expenses related to share-based payments including share grants amounted to ￦53,678 million and ￦48,734 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ￦44,299 million and ￦39,598 million, respectively. Also, the compensation costs from share grants amounting to ￦1,799 million and ￦801 million were incurred during the years ended December 31, 2015 and 2014, respectively.

57

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

25. Net Non-Operating Expense

The details of non-operating income and expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Non-operating income
Others	￦	1,070	￦	628

Non-operating expenses
Impairment losses on intangible assets		75		1
Donation		1,057		999
Others		—		101

		1,132		1,101

Net non-operating expenses	￦	(62)	￦	(473)

26. Income Tax Benefit(expense)

The details of income tax benefit(expense) for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Tax payable
Current tax expense	￦	—	￦	—
Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		426		(114)
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		(236)		(486)

Tax benefit(expense)	￦	190	￦	(600)

The analysis of profit before tax and income tax benefit(expense) for the years ended December 31, 2015 and 2014, follows:

(In millions of Korean won)	2015			2014
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before tax		￦	243,235		￦	433,551

Tax at the applicable tax rate[1]	24.01		58,401	24.09		104,457
Non-taxable income	(29.00)		(70,542)	(27.30)		(118,358)
Non-deductible expense	0.22		532	0.12		514
Consolidated tax effect	4.85		11,799	2.95		12,787

Average effective tax rate and tax benefit(expense)	(0.08)	￦	190	0.14	￦	(600)

58

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

[1]	Applicable income tax rate for ￦200 million and below is 11%, for over ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Income tax refund receivable prior to offsetting	￦	—	￦	—
Tax payable prior to offsetting		—		—
Adjustment on consolidated tax payable		17,178		222,639

Current tax payable	￦	17,178	￦	222,639

27. Earnings per Share

27.1 Basic earnings per share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	2015
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	365	141,018,367,945
Weighted average number of ordinary shares outstanding (B = A / 365)			386,351,693

	2014
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	365	141,018,367,945
Weighted average number of ordinary shares outstanding (B = A / 365)			386,351,693

Basic earnings per share:

(in Korean won and in number of shares)	2015
Profit attributable to ordinary shares[1] (C)	￦	243,425,139,280
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	630

59

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

(in Korean won and in number of shares)	2014
Profit attributable to ordinary shares[1] (C)	￦	432,950,644,908
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	1,121

[1]	Profit attributable to ordinary shares is the same as profit for the year in the statements of comprehensive income.

27.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(in Korean won)	2015		2014
Profit attributable to ordinary shares	￦	243,425,139,280	￦	432,950,644,908
Adjustment		—		—
Adjusted profit for diluted earnings per share	￦	243,425,139,280	￦	432,950,644,908

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2015	2014
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,741,558	1,589,706
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	388,093,251	387,941,399

Diluted earnings per share:

(in Korean won and in number of shares)	2015		2014
Adjusted profit for diluted earnings per share	￦	243,425,139,280	￦	432,950,644,908
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		388,093,251		387,941,399
Diluted earnings per share	￦	627	￦	1,116

60

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

28. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Due from financial institutions	￦	324,947	￦	30,739
Restricted due from financial institutions		(3)		(3)

	￦	324,944	￦	30,736

Significant non-cash transactions for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015		2014
Changes in receivables and payables from consolidated tax	￦	(162,380)	￦	(28,589)
Changes in other receivables and other payables relating to share grants		4,700		(1,003)
Changes in other payables relating to KB Insurance Co., Ltd.		550		—

Cash inflow and outflow due to interest and dividends for the years ended December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	Activity	2015		2014
Prepaid Income tax expense	Operating	￦	290	￦	—
Interest received	Operating		1,662		2,099
Interest paid	Operating		26,110		18,466
Dividends received	Operating		617,994		208,517
Dividends paid	Financing		301,354		193,176

29. Contingent liabilities and Commitments

The commitments made with financial institutions as of December 31, 2015 and 2014, are as follows:

		2015				2014
(in millions of Korean won)		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	￦	50,000	￦	—	￦	50,000	￦	—
	Korea Development Bank		—		—		300,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		￦	150,000	￦	—	￦	450,000	￦	—

61

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Other Matters(including litigation)

a) The Company faces two lawsuits (as the defendant) involving damages of ￦56 million, which is still pending as of December 31, 2015.

b) In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦123,330 million, excluding local income taxes, and recognized local income taxes amounting to ￦1,027 million as other payables. Meanwhile, the Company and Kookmin Bank, a subsidiary of the Company, appealed to the tax tribunal over the ￦114,283 million in fines. The Company’s claim for this appeal amounts to ￦89,284 million as of December 31, 2015.

30. Related Party Transactions

Significant related party transactions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)			2015		2014
Subsidiaries	Kookmin Bank	Interest income	￦	2,429	￦	2,006
		Net other operating income		230,496		158,517
		General and administrative expenses		1,718		1,718
	KB Kookmin Card Co., Ltd.	Net other operating income		—		300,102
		General and administrative expenses		85		162
		Net non-operating income		2		2
	KB Investment & Securities Co., Ltd.	Fee and commission expense		71		234
		General and administrative expenses		254		68
	KB Life Insurance Co., Ltd.	General and administrative expenses		62		109
	KB Asset Management Co., Ltd.	Net other operating income		80,000		50,000
		General and administrative expenses		25		—
	KB Capital Co., Ltd.	Gains on financial instruments at fair value through profit or loss		2,540		—
		Losses on financial instruments at fair value through profit or loss		882		—
		Net other operating income		5,031		—
		General and administrative expenses		—		72
	KB Investment Co., Ltd.	Interest Income		45		373
	KB Data Systems Co., Ltd.	General and administrative expenses		1,092		975
Associate	KB Insurance Co., Ltd.	General and administrative expenses		205		—

62

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)			2015		2014
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	￦	324,947	￦	30,739
		Other assets		54,619		224,755
		Other liabilities		41,442		465
	KB Kookmin Card Co., Ltd.	Other assets		55,418		352,273
		Other liabilities		304		267
	KB Investment & Securities Co., Ltd.	Other assets		4,908		3,038
		Other liabilities		3,500		3,563
	KB Life Insurance Co., Ltd.	Other assets		1,313		826
		Other liabilities		14,462		11,967
	KB Asset Management Co., Ltd.	Other assets		11,394		9,617
	KB Capital Co., Ltd.	Financial Assets at Fair Value Through Profit or Loss		99,118		—
		Other assets		437		172
	KB Savings Bank Co., Ltd.	Other assets		3,072		81
		Other liabilities		—		21
	KB Real Estate Trust Co., Ltd.	Other assets		4,532		6,120
	KB Investment Co., Ltd.	Loans		—		10,000
		Other assets		706		715
	KB Credit Information Co., Ltd.	Other assets		296		238
		Other liabilities		15		68
	KB Data Systems Co., Ltd.	Other assets		302		216
		Other liabilities		94		97
Associate	KB Insurance Co., Ltd.	Other assets		281		—

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 9 for details on subsidiaries and Note10 for investment in associate.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

63

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2015 and 2014

Unused commitments by related parties as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)			2015		2014
Subsidiaries	KB Kookmin Card Co., Ltd.	Commitments in Korean won	￦	1,696	￦	1,133

Compensation to key management for the years ended December 31, 2015 and 2014, consists of:

	2015
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	625	￦	1	￦	—	￦	293	￦	919
Registered directors (non-executive)		544		—		—		—		544
Non-registered directors		2,230		37		163		1,506		3,936

	￦	3,399	￦	38	￦	163	￦	1,799	￦	5,399

	2014
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	175	￦	73	￦	—	￦	(1,177)	￦	(929)
Registered directors (non-executive)		746		—		—		(15)		731
Non-registered directors		2,657		110		—		1,993		4,760

	￦	3,578	￦	183	￦	—	￦	801	￦	4,562

31. Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements as of and for the year ended December 31, 2015, was approved by the Board of Directors on February 4, 2016.

64

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2015 and 2014

(in millions of Korean won)	Notes	2015		2014
Assets
Cash and due from financial institutions	4,6,7,8,39	￦	16,316,066	￦	15,423,847
Financial assets at fair value through profit or loss	4,6,8,12		11,174,064		10,757,910
Derivative financial assets	4,6,9		2,278,112		1,968,190
Loans	4,6,8,10,11		245,005,370		231,449,653
Financial investments	4,6,8,12		39,136,759		34,960,620
Investments in associates	13		1,737,840		670,332
Property and equipment	14		3,287,383		3,082,985
Investment property	14		211,815		377,544
Intangible assets	15		466,828		488,922
Current income tax assets	33		18,525		306,313
Deferred income tax assets	16,33		8,373		15,562
Assets held for sale	17		48,628		70,357
Other assets	4,6,18		9,375,704		8,783,473

Total assets		￦	329,065,467	￦	308,355,708

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	￦	2,974,604	￦	1,818,968
Derivative financial liabilities	4,6,9		2,325,756		1,797,390
Deposits	4,6,20		224,268,185		211,549,121
Debts	4,6,21		16,240,743		15,864,500
Debentures	4,6,22		32,600,603		29,200,706
Provisions	23		607,860		614,347
Net defined benefit liabilities	24		73,197		75,684
Current income tax liabilities	33		30,920		231,907
Deferred income tax liabilities	16,33		179,243		93,211
Other liabilities	4,6,25		20,861,634		19,597,202

Total liabilities			300,162,745		280,843,036

Equity
Share capital	26		1,931,758		1,931,758
Capital surplus	26		15,854,510		15,854,510
Accumulated other comprehensive income	26,35		430,244		461,679
Retained earnings	26		10,464,109		9,067,145

Equity attributable to shareholders of the parent company			28,680,621		27,315,092
Non-controlling interests			222,101		197,580

Total equity			28,902,722		27,512,672

Total liabilities and equity		￦	329,065,467	￦	308,355,708

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2015 and 2014

(In millions of Korean won, except per share amounts)	Notes	2015		2014
Interest income		￦	10,375,823	￦	11,635,296
Interest expense			(4,172,624)		(5,219,521)

Net interest income	5,27		6,203,199		6,415,775

Fee and commission income			2,971,095		2,666,185
Fee and commission expense			(1,436,112)		(1,283,456)

Net fee and commission income	5,28		1,534,983		1,382,729

Net gains on financial assets/liabilities at fair value through profit or loss	5,29		359,727		439,198

Net other operating income(expenses)	5,30		(715,960)		(1,040,909)

General and administrative expenses	5,14,15,24,31		(4,523,584)		(4,009,694)

Operating profit before provision for credit losses	5		2,858,365		3,187,099

Provision for credit losses	5,11,18,23		(1,037,231)		(1,227,976)

Net operating profit	5		1,821,134		1,959,123

Share of profit(loss) of associates	5,13		203,097		13,428
Net other non-operating income(expenses)	5,32		140,464		(71,126)

Net non-operating profit (loss)			343,561		(57,698)

Profit before income tax	5		2,164,695		1,901,425

Income tax expense	5,33		(437,389)		(486,314)

Profit for the year	5		1,727,306		1,415,111

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	24		(22,906)		(99,594)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			45,143		17,280
Valuation gains(losses) on financial investments			(28,969)		248,880
Shares of other comprehensive income of associates			222		(32,206)
Cash flow hedges			725		(10,497)
Losses on hedges of a net investment in a foreign operation			(25,477)		—

Other comprehensive income for the year, net of tax			(31,262)		123,863

Total comprehensive income for the year		￦	1,696,044	￦	1,538,974

Profit attributable to:
Shareholders of the parent company	5	￦	1,698,318	￦	1,400,722
Non-controlling interests	5		28,988		14,389

	5	￦	1,727,306	￦	1,415,111

Total comprehensive income for the year attributable to:
Shareholders of the parent company		￦	1,666,883	￦	1,526,089
Non-controlling interests			29,161		12,885

		￦	1,696,044	￦	1,538,974

Earnings per share	36
Basic earnings per share		￦	4,396	￦	3,626
Diluted earnings per share			4,376		3,611

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2015 and 2014

	Equity attributable to shareholders of the parent company
					Accumulated
					Other
(in millions of Korean won)	Share		Capital		Comprehensive		Retained		Non-controlling		Total
	Capital		Surplus		Income		Earnings		Interests		Equity
Balance at January 1, 2014	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,859,599	￦	—	￦	25,982,274

Comprehensive income
Profit for the year		—		—		—		1,400,722		14,389		1,415,111
Remeasurements of net defined benefit liabilities		—		—		(98,291)		—		(1,303)		(99,594)
Exchange differences on translating foreign operations		—		—		17,280		—		—		17,280
Change in value of financial investments		—		—		248,843		—		37		248,880
Shares of other comprehensive income of associates		—		—		(32,206)		—		—		(32,206)
Cash flow hedges		—		—		(10,259)		—		(238)		(10,497)

Total comprehensive income		—		—		125,367		1,400,722		12,885		1,538,974

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Changes in interest in subsidiaries		—		(95)		—		—		184,695		184,600

Total transactions with shareholders		—		(95)		—		(193,176)		184,695		(8,576)

Balance at December 31, 2014	￦	1,931,758	￦	15,854,510	￦	461,679	￦	9,067,145	￦	197,580	￦	27,512,672

Balance at January 1, 2015	￦	1,931,758	￦	15,854,510	￦	461,679	￦	9,067,145	￦	197,580	￦	27,512,672

Comprehensive income
Profit for the year		—		—		—		1,698,318		28,988		1,727,306
Remeasurements of net defined benefit liabilities		—		—		(23,062)		—		156		(22,906)
Exchange differences on translating foreign operations		—		—		45,143		—		—		45,143
Change in value of financial investments		—		—		(28,862)		—		(107)		(28,969)
Shares of other comprehensive income of associates		—		—		222		—		—		222
Cash flow hedges		—		—		601		—		124		725
Losses on hedges of a net investment in a foreign operation		—		—		(25,477)		—		—		(25,477)

Total comprehensive income		—		—		(31,435)		1,698,318		29,161		1,696,044

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(301,354)		(4,640)		(305,994)

Total transactions with shareholders		—		—		—		(301,354)		(4,640)		(305,994)

Balance at December 31, 2015	￦	1,931,758	￦	15,854,510	￦	430,244	￦	10,464,109	￦	222,101	￦	28,902,722

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2015 and 2014

(in millions of Korean won)	Note	2015		2014
Cash flows from operating activities
Profit for the year		￦	1,727,306	￦	1,415,111

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(63,319)		(151,483)
Net loss(gain) on derivative financial instruments for hedging purposes			47,466		27,088
Adjustment of fair value of derivative financial instruments			1,771		(2,040)
Provision for credit loss			1,037,231		1,227,976
Net loss(gain) on financial investments			(166,911)		109,461
Share of loss(profit) of associates			(203,097)		(13,428)
Depreciation and amortization expense			257,457		261,197
Other net losses on property and equipment/intangible assets			9,458		41,115
Share-based payments			17,429		11,422
Policy reserve appropriation			659,501		666,155
Post-employment benefits			187,882		166,671
Net interest expense			431,157		360,500
Loss(gains) on foreign currency translation			228,727		116,035
Net other expense(income)			88,518		(17,076)

			2,533,270		2,803,593

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(418,431)		(1,364,780)
Derivative financial instruments			124,687		104,333
Loans			(14,847,214)		(10,027,349)
Current income tax assets			287,788		40,597
Deferred income tax assets			9,223		(140)
Other assets			(682,627)		427,501
Financial liabilities at fair value through profit or loss			1,296,333		704,389
Deposits			12,602,806		10,668,675
Deferred income tax liabilities			105,752		(27,242)
Other liabilities			(545,262)		(1,467,942)

			(2,066,945)		(941,958)

Net cash inflow from operating activities			2,193,631		3,276,746

Cash flows from investing activities
Disposal of financial investments			21,648,312		19,632,047
Acquisition of financial investments			(25,688,235)		(19,463,101)
Disposal in investments in associates			40,350		81,321
Acquisition of investments in associates			(904,399)		(17,650)
Disposal of property and equipment			2,951		223
Acquisition of property and equipment			(229,210)		(202,007)
Acquisition of investment property			(4,289)		(211,995)
Disposal of intangible assets			3,761		4,590
Acquisition of intangible assets			(52,126)		(30,755)
Business combination, net of cash acquired			—		(266,899)
Others			107,555		(1,210,071)

Net cash outflow from investing activities			(5,075,330)		(1,684,297)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(61,543)		(204,563)
Net increase in debts			178,497		1,129,837
Increase in debentures			80,263,530		43,135,390
Decrease in debentures			(77,062,704)		(43,816,790)
Increase in other payables from trust accounts			242,827		124,904
Dividends paid to shareholders of the parent company			(301,354)		(193,176)
Dividends paid to non-controlling interests			(4,640)		—
Changes in interest in subsidiaries			—		(95)
Others			652		(930,573)

Net cash inflow(outflow) from financing activities			3,255,265		(755,066)

Effect of exchange rate changes on cash and cash equivalents			65,557		12,227

Net increase in cash and cash equivalents			439,123		849,610
Cash and cash equivalents at the beginning of the year	39		7,018,796		6,169,186

Cash and cash equivalents at the end of the year	39	￦	7,457,919	￦	7,018,796

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015.

The Parent Company’s share capital as of December 31, 2015, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Group newly applied the following new and amended standards and interpretations for the annual period beginning on January 1, 2015, and this application does not have a material impact on the financial statements.

•	Amendment to Korean IFRS 1019, Employment Benefits

•	Annual improvements to Korean IFRS 2010-2012 Cycle

•	Annual improvements to Korean IFRS 2011-2013 Cycle

The Group expects that the following amended standards and interpretations issued but not effective for the financial year beginning January 1, 2015, and not early adopted would not have a material impact on its consolidated financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Korean IFRS 1110, Consolidated Financial Statements, and Korean IFRS 1028, Investments in Associates and Joint Arrangements

•	Korean IFRS 1111, Joint Agreements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2015, and not early adopted are as follows:

•	Korean IFRS 1109, Financial Instruments

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement. Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations. Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

2.4.5 Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.6.1 Loans and receivables

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment).

Financial assets that are not individually significant assess objective evidence of impairment individually or collectively. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.7.4 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.16.3 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with Korean IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.16.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.17 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.18 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018, Revenue

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.19 Equity Instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19.2 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.20 Revenue Recognition

3.20.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.20.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.20.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income (loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.21.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.21.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.21.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.22 Income Tax Expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.22.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

3.23 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial assets
Due from financial institutions	￦	13,844,754	￦	12,878,430
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		9,393,203		9,763,553
Financial assets designated at fair value through profit or loss		943,432		442,960
Derivatives		2,278,112		1,968,190
Loans[2]		245,005,370		231,449,653
Financial investments
Available-for-sale financial assets		21,610,663		19,359,822
Held-to-maturity financial assets		14,149,528		12,569,154
Other financial assets[2]		7,907,940		7,559,631

		315,133,002		295,991,393

Off-balance sheet items
Acceptances and guarantees contracts		8,932,463		8,957,888
Financial guarantee contracts		4,021,013		4,459,645
Commitments		97,602,903		96,162,693

		110,556,379		109,580,226

	￦	425,689,381	￦	405,571,619

[1]	Financial instruments indexed to the price of gold amounting to ￦69,060 million and ￦51,345 million as of December 31, 2015 and 2014, respectively, are included.
[2]	Loans and other financial assets are presented net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Loans are classified as follows:

(In millions of Korean won)
	2015
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	122,397,940	98.52	￦	108,822,470	97.85	￦	11,640,909	95.92	￦	242,861,319	98.09
Past due but not impaired		1,225,908	0.99		288,053	0.26		216,829	1.79		1,730,790	0.70
Impaired		612,065	0.49		2,105,063	1.89		278,187	2.29		2,995,315	1.21

		124,235,913	100.00		111,215,586	100.00		12,135,925	100.00		247,587,424	100.00

Allowances[1]		(491,352)	0.40		(1,692,352)	1.52		(398,350)	3.28		(2,582,054)	1.04

Carrying amount	￦	123,744,561		￦	109,523,234		￦	11,737,575		￦	245,005,370

(In millions of Korean won)
	2014
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	116,956,042	98.04	￦	100,542,430	97.64	￦	11,155,710	95.90	￦	228,654,182	97.76
Past due but not impaired		1,576,365	1.32		331,780	0.32		276,875	2.38		2,185,020	0.93
Impaired		765,751	0.64		2,097,041	2.04		199,711	1.72		3,062,503	1.31

		119,298,158	100.00		102,971,251	100.00		11,632,296	100.00		233,901,705	100.00

Allowances[1]		(536,959)	0.45		(1,525,152)	1.48		(389,941)	3.35		(2,452,052)	1.05

Carrying amount	￦	118,761,199		￦	101,446,099		￦	11,242,355		￦	231,449,653

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Credit card		Total
Grade 1	￦	102,454,299	￦	49,891,311	￦	6,009,760	￦	158,355,370
Grade 2		16,018,879		46,344,267		4,288,164		66,651,310
Grade 3		2,794,511		10,076,423		1,303,101		14,174,035
Grade 4		860,517		1,916,606		32,293		2,809,416
Grade 5		269,734		593,863		7,591		871,188

	￦	122,397,940	￦	108,822,470	￦	11,640,909	￦	242,861,319

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Retail		Corporate		Credit card		Total
Grade 1	￦	99,314,075	￦	43,166,076	￦	5,705,083	￦	148,185,234
Grade 2		12,557,654		43,913,621		3,788,572		60,259,847
Grade 3		4,057,239		11,014,410		1,342,891		16,414,540
Grade 4		775,407		1,984,073		163,279		2,922,759
Grade 5		251,667		464,250		155,885		871,802

	￦	116,956,042	￦	100,542,430	￦	11,155,710	￦	228,654,182

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	982,702	￦	168,391	￦	72,626	￦	2,189	￦	1,225,908
Corporate		218,258		56,531		13,264		—		288,053
Credit card		170,600		32,121		14,099		9		216,829

	￦	1,371,560	￦	257,043	￦	99,989	￦	2,198	￦	1,730,790

(In millions of Korean won)
	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,271,327	￦	211,857	￦	93,125	￦	56	￦	1,576,365
Corporate		279,413		37,918		14,449		—		331,780
Credit card		201,652		41,428		32,839		956		276,875

	￦	1,752,392	￦	291,203	￦	140,413	￦	1,012	￦	2,185,020

Impaired loans are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Credit card		Total
Loans	￦	612,065	￦	2,105,063	￦	278,187	￦	2,995,315
Allowances
Individual assessment		(2)		(1,025,771)		—		(1,025,773)
Collective assessment		(238,011)		(184,803)		(207,321)		(630,135)

	￦	374,052	￦	894,489	￦	70,866	￦	1,339,407

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Retail		Corporate		Credit card		Total
Loans	￦	765,751	￦	2,097,041	￦	199,711	￦	3,062,503
Allowances
Individual assessment		—		(827,386)		—		(827,386)
Collective assessment		(287,548)		(212,625)		(129,518)		(629,691)

	￦	478,203	￦	1,057,030	￦	70,193	￦	1,605,426

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	26,150	￦	165,024	￦	308,702	￦	45,292,758	￦	45,792,634
Deposits and savings		608		9,986		48,584		2,241,837		2,301,015
Property and equipment		10,191		39,937		41,453		3,894,338		3,985,919
Real estate		270,802		440,710		829,470		129,302,361		130,843,343

	￦	307,751	￦	655,657	￦	1,228,209	￦	180,731,294	￦	182,922,911

(In millions of Korean won)	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	19,654	￦	190,491	￦	359,532	￦	37,754,080	￦	38,323,757
Deposits and savings		954		15,466		35,756		2,286,691		2,338,867
Property and equipment		7,772		4,921		2,449		2,769,360		2,784,502
Real estate		270,230		529,446		1,125,065		123,451,062		125,375,803

	￦	298,610	￦	740,324	￦	1,522,802	￦	166,261,193	￦	168,822,929

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	2015		2014
Securities that are neither past due nor impaired	￦	46,022,194	￦	42,077,873
Impaired securities		5,572		6,271

	￦	46,027,766	￦	42,084,144

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	7,833,558	￦	1,481,177	￦	9,408	￦	—	￦	—	￦	9,324,143
Financial assets designated at fair value through profit or loss		701,117		242,315		—		—		—		943,432
Available-for-sale financial assets		20,316,248		1,223,446		65,397		—		—		21,605,091
Held-to-maturity financial assets		14,149,528		—		—		—		—		14,149,528

	￦	43,000,451	￦	2,946,938	￦	74,805	￦	—	￦	—	￦	46,022,194

(In millions of Korean won)
	2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	8,464,038	￦	1,248,170	￦	—	￦	—	￦	—	￦	9,712,208
Financial assets designated at fair value through profit or loss		76,893		366,067		—		—		—		442,960
Available-for-sale financial assets		18,442,055		847,565		63,931		—		—		19,353,551
Held-to-maturity financial assets		12,569,154		—		—		—		—		12,569,154

	￦	39,552,140	￦	2,461,802	￦	63,931	￦	—	￦	—	￦	42,077,873

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit	Domestic			Foreign
quality	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Deposits and savings, securities and others	￦	424,559	￦	329,482

	￦	424,559	￦	329,482

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	124,193,500	￦	108,847,327	￦	12,131,934	￦	245,172,761	99.02	￦	(2,539,225)	￦	242,633,536
Europe		1		180,429		250		180,680	0.07		(513)		180,167
China		30		905,693		1,632		907,355	0.37		(17,677)		889,678
Japan		1,737		138,278		282		140,297	0.06		(21,404)		118,893
U.S.		—		925,391		915		926,306	0.37		(1,058)		925,248
Others		40,645		218,468		912		260,025	0.11		(2,177)		257,848

	￦	124,235,913	￦	111,215,586	￦	12,135,925	￦	247,587,424	100.00	￦	(2,582,054)	￦	245,005,370

(In millions of Korean won)
	2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	119,248,111	￦	100,878,627	￦	11,629,337	￦	231,756,075	99.08	￦	(2,401,417)	￦	229,354,658
Europe		9		184,307		428		184,744	0.08		(390)		184,354
China		84		764,415		240		764,739	0.33		(15,544)		749,195
Japan		2,581		271,914		263		274,758	0.12		(31,394)		243,364
U.S.		—		698,294		834		699,128	0.30		(631)		698,497
Others		47,373		173,694		1,194		222,261	0.09		(2,676)		219,585

	￦	119,298,158	￦	102,971,251	￦	11,632,296	￦	233,901,705	100.00	￦	(2,452,052)	￦	231,449,653

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of the Group’s corporate loans by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,069,588	8.15	￦	(17,342)	￦	9,052,246
Manufacturing		35,373,084	31.81		(808,946)		34,564,138
Service		44,371,655	39.90		(353,928)		44,017,727
Wholesale & Retail		13,703,559	12.32		(155,919)		13,547,640
Construction		3,568,970	3.21		(300,513)		3,268,457
Public sector		811,542	0.73		(5,239)		806,303
Others		4,317,188	3.88		(50,465)		4,266,723

	￦	111,215,586	100.00	￦	(1,692,352)	￦	109,523,234

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,117,333	8.85	￦	(85,507)	￦	9,031,826
Manufacturing		32,694,233	31.75		(524,868)		32,169,365
Service		39,384,520	38.25		(306,588)		39,077,932
Wholesale & Retail		13,286,775	12.90		(152,391)		13,134,384
Construction		3,862,457	3.75		(429,297)		3,433,160
Public sector		755,150	0.73		(6,740)		748,410
Others		3,870,783	3.77		(19,761)		3,851,022

	￦	102,971,251	100.00	￦	(1,525,152)	￦	101,446,099

The details of the Group’s retail and credit card loans by type as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	53,780,078	39.44	￦	(24,628)	￦	53,755,450
General purpose		70,455,835	51.66		(466,724)		69,989,111
Credit card		12,135,925	8.90		(398,350)		11,737,575

	￦	136,371,838	100.00	￦	(889,702)	￦	135,482,136

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	52,530,611	40.12	￦	(30,966)	￦	52,499,645
General purpose		66,767,547	50.99		(505,993)		66,261,554
Credit card		11,632,296	8.89		(389,941)		11,242,355

	￦	130,930,454	100.00	￦	(926,900)	￦	130,003,554

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,497,273	37.51
Banking and insurance		4,289,872	46.01
Others		1,536,998	16.48

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		943,432	100.00

		943,432	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.49
Banking and insurance		1,950,708	85.63
Others		270,752	11.88

		2,278,112	100.00

Available-for-sale financial assets
Government and government funded institutions		6,311,207	29.20
Banking and insurance		12,457,467	57.65
Others		2,841,989	13.15

		21,610,663	100.00

Held-to-maturity financial assets
Government and government funded institutions		7,304,689	51.62
Banking and insurance		6,027,712	42.60
Others		817,127	5.78

		14,149,528	100.00

	￦	48,305,878

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	4,003,061	41.22
Banking and insurance		4,368,341	44.98
Others		1,340,806	13.80

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		442,960	100.00

		442,960	100.00

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Derivative financial assets
Government and government funded institutions		19,732	1.00
Banking and insurance		1,762,160	89.53
Others		186,298	9.47

		1,968,190	100.00

Available-for-sale financial assets
Government and government funded institutions		8,274,026	42.74
Banking and insurance		8,192,189	42.32
Others		2,893,607	14.95

		19,359,822	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,221,322	81.32
Banking and insurance		1,734,462	13.80
Others		613,370	4.88

		12,569,154	100.00

	￦	44,052,334

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Amount		%
Financial assets held for trading
Korea	￦	9,292,386	99.66
Others		31,757	0.34

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Korea		542,752	57.53
United States		78,944	8.37
Others		321,736	34.10

		943,432	100.00

Derivative financial assets
Korea		1,286,340	56.47
United States		300,257	13.18
Others		691,515	30.35

		2,278,112	100.00

Available-for-sale financial assets
Korea		21,217,086	98.18
United States		127,426	0.59
Others		266,151	1.23

		21,610,663	100.00

Held-to-maturity financial assets
Korea		13,774,488	97.35
Others		375,040	2.65

		14,149,528	100.00

	￦	48,305,878

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Korea	￦	9,653,123	99.39
Others		59,085	0.61

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Korea		442,960	100.00

		442,960	100.00

Derivative financial assets
Korea		791,704	40.22
United States		274,608	13.95
Others		901,878	45.83

		1,968,190	100.00

Available-for-sale financial assets
Korea		19,307,222	99.73
United States		4,948	0.03
Others		47,652	0.24

		19,359,822	100.00

Held-to-maturity financial assets
Korea		12,569,154	100.00

		12,569,154	100.00

	￦	44,052,334

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to in and outflows of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,433,873	￦	771,135	￦	926,476	￦	973,720	￦	101,056	￦	—	￦	9,206,260
Financial assets held for trading[2]		10,035,096		—		—		—		—		—		10,035,096
Financial assets designated at fair value through profit or loss[2]		1,138,968		—		—		—		—		—		1,138,968
Derivatives held for trading[2]		2,165,959		—		—		—		—		—		2,165,959
Derivatives held for fair value hedging[3]		—		5,391		18,885		14,358		38,972		111,268		188,874
Loans		55,658		21,389,266		24,657,307		83,314,942		65,396,136		89,038,702		283,852,011
Available-for-sale financial assets[4]		3,106,189		879,570		1,733,861		5,468,592		12,984,938		1,923,776		26,096,926
Held-to-maturity financial assets		—		462,871		1,113,714		2,653,041		8,593,322		3,223,951		16,046,899
Other financial assets		185,712		5,894,880		26,462		1,225,891		10,546		10,055		7,353,546

	￦	23,121,455	￦	29,403,113	￦	28,476,705	￦	93,650,544	￦	87,124,970	￦	94,307,752	￦	356,084,539

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	586,923	￦	—	￦	—	￦	—	￦	—	￦	—	￦	586,923
Financial liabilities designated at fair value through profit or loss[2]		2,387,681		—		—		—		—		—		2,387,681
Derivatives held for trading[2]		2,282,781		—		—		—		—		—		2,282,781
Derivatives held for fair value hedging[3]		—		1,981		945		(2,642)		(25,096)		(35,050)		(59,862)
Deposits[5]		100,409,376		14,756,423		25,041,672		73,797,488		10,965,895		3,158,782		228,129,636
Debts		1,249,936		4,017,170		1,911,518		4,827,746		3,912,469		537,209		16,456,048
Debentures		68,852		1,642,335		1,550,322		9,021,561		18,326,885		4,193,841		34,803,796
Other financial liabilities		4,173		8,329,950		25,790		99,180		376,104		743,265		9,578,462

	￦	106,989,722	￦	28,747,859	￦	28,530,247	￦	87,743,333	￦	33,556,257	￦	8,598,047	￦	294,165,465

Off- balance sheet items
Commitments[6]	￦	97,602,903	￦	—	￦	—	￦	—	￦	—	￦	—	￦	97,602,903
Financial guarantee contract[7]		4,021,013		—		—		—		—		—		4,021,013

	￦	101,623,916	￦	—	￦	—	￦	—	￦	—	￦	—	￦	101,623,916

(In millions of Korean won)
	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,397,552	￦	675,876	￦	544,520	￦	675,266	￦	57,441	￦	—	￦	8,350,655
Financial assets held for trading[2]		10,121,570		—		—		—		—		—		10,121,570
Financial assets designated at fair value through profit or loss[2]		636,340		—		—		—		—		—		636,340
Derivatives held for trading[2]		1,858,637		—		—		—		—		—		1,858,637
Derivatives held for fair value hedging[3]		—		7,742		(1,147)		20,804		77,968		118,804		224,171
Loans		95,437		21,432,048		24,040,500		79,199,603		60,798,143		88,936,816		274,502,547
Available-for-sale financial assets[4]		2,849,188		501,929		1,688,594		5,008,162		12,201,794		1,365,437		23,615,104
Held-to-maturity financial assets		—		276,462		665,030		3,618,565		8,174,038		1,184,433		13,918,528
Other financial assets		159,698		5,341,800		22,324		1,330,773		8,163		8,931		6,871,689

	￦	22,118,422	￦	28,235,857	￦	26,959,821	￦	89,853,173	￦	81,317,547	￦	91,614,421	￦	340,099,241

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)

	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	836,542	￦	—	￦	—	￦	—	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss[2]		982,426		—		—		—		—		—		982,426
Derivatives held for trading[2]		1,775,341		—		—		—		—		—		1,775,341
Derivatives held for fair value hedging[3]		—		—		652		146		6,304		(15,580)		(8,478)
Deposits[5]		83,154,750		13,861,281		25,306,312		80,646,054		9,666,892		3,266,842		215,902,131
Debts		943,012		4,058,558		2,078,905		5,200,009		3,611,420		282,484		16,174,388
Debentures		159,620		1,112,986		1,812,861		6,894,122		16,971,344		4,339,194		31,290,127
Other financial liabilities		152,035		7,737,557		23,709		109,784		298,553		559,911		8,881,549

	￦	88,003,726	￦	26,770,382	￦	29,222,439	￦	92,850,115	￦	30,554,513	￦	8,432,851	￦	275,834,026

Off- balance sheet items
Commitments[6]	￦	96,162,693	￦	—	￦	—	￦	—	￦	—	￦	—	￦	96,162,693
Financial guarantee contract[7]		4,459,645		—		—		—		—		—		4,459,645

	￦	100,622,338	￦	—	￦	—	￦	—	￦	—	￦	—	￦	100,622,338

[1]	The amounts of ￦7,127,248 million and ￦7,136,623 million which are restricted amounts due from the financial institutions as of December 31, 2015 and 2014, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, Kookmin Bank has an obligation to purchase bonds at par value amounting to USD 300 million and to pay deferred amounts of interest if an issuer does not exercise early redemption right at the end of the five-year period from the date of issuance(May 8, 2015), or if the issuer goes bankrupt within five years from the date of issuance. In addition, the issuer has an option to request Kookmin Bank to acquire these bonds either in cash or the issuer’s stocks at the issuer’s choice. These transactions are excluded from the table above.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	￦	(389)	￦	(1,246)	￦	(4,519)	￦	(7,350)	￦	—	￦	(13,504)
Cash flow to be received of total settlement derivatives		252		722		3,849		358,239		—		363,062
Cash flow to be paid of total settlement derivatives		(504)		(1,135)		(4,934)		(336,576)		—		(343,149)

(In millions of Korean won)
	2014
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	￦	(688)	￦	(1,365)	￦	(5,203)	￦	(8,437)	￦	—	￦	(15,693)
Cash flow to be received of total settlement derivatives		171		423		2,531		344,051		—		347,176
Cash flow to be paid of total settlement derivatives		(504)		(1,062)		(5,006)		(343,149)		—		(349,721)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.4 Market risk

4.4.1 Overview of market risk

Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

Risk management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR (Earning at Risk), duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. The Group uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the variance-covariance method and a 99% single tail confidence level based on historical data for the previous 250 business days calculated by the equal-weighted average method. It means the maximum amount of loss for the 10 days that could occur under normal distribution of financial changes.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2015 and 2014, are as follows:

Kookmin Bank

	2015
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	18,403	￦	10,022	￦	27,134	￦	15,788
Stock price risk		1,711		866		3,880		2,040
Foreign exchange rate risk		12,429		8,322		21,935		21,935
Deduction of diversification effect								(16,577)

Total VaR	￦	23,930	￦	11,730	￦	33,885	￦	23,186

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	12,938	￦	7,657	￦	19,801	￦	10,148
Stock price risk		1,627		714		3,858		851
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(8,809)

Total VaR	￦	15,383	￦	10,089	￦	23,560	￦	13,004

KB Investment & Securities Co., Ltd.

	2015
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	2,307	￦	685	￦	6,229	￦	895
Stock price risk		1,632		812		5,739		882
Foreign exchange rate risk		115		1		678		136
Deduction of diversification effect								(609)

Total VaR	￦	3,068	￦	1,304	￦	7,056	￦	1,304

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	1,334	￦	294	￦	2,971	￦	1,874
Stock price risk		1,154		480		3,054		1,414
Foreign exchange rate risk		12		1		125		55
Deduction of diversification effect								(878)

Total VaR	￦	1,773	￦	753	￦	3,098	￦	2,465

KB Life Insurance Co., Ltd.

	2015
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	64	￦	33	￦	127	￦	106
Deduction of diversification effect								—

Total VaR	￦	64	￦	33	￦	127	￦	106

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	121	￦	33	￦	374	￦	33
Deduction of diversification effect								—

Total VaR	￦	121	￦	33	￦	374	￦	33

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

KB Investment Co., Ltd.

	2015
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	43	￦	24	￦	49	￦	42
Deduction of diversification effect								—

Total VaR	￦	43	￦	24	￦	49	￦	42

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	30	￦	18	￦	37	￦	25
Deduction of diversification effect								—

Total VaR	￦	30	￦	18	￦	37	￦	25

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2015 and 2014, is as follows:

Kookmin Bank

(In millions of Korean won)	2015		2014
Interest rate risk	￦	34	￦	792
Stock price risk		118		1,101
Foreign exchange rate risk		—		9,387

	￦	152	￦	11,280

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	2015		2014
Interest rate risk	￦	12,351	￦	8,865
Stock price risk		1,077		2,590

	￦	13,428	￦	11,455

KB Investment Co., Ltd.

(In millions of Korean won)	2015		2014
Stock price risk	￦	1,736	￦	1,979

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese Yuan Renminbi. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

Managed interest rate risk in non-trading position includes on- or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR that are maximum expected decreases in net asset value (NPV) arising from unfavorable changes in market interest rate, and others.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Kookmin Bank	￦	94,500	￦	112,500
KB Kookmin Card Co., Ltd.		55,304		55,101
KB Investment & Securities Co., Ltd.		11,115		3,489
KB Life Insurance Co., Ltd.		30,964		103,424
KB Savings Bank Co., Ltd.		7,581		4,649
KB Capital Co., Ltd.		5,798		3,685

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	2,210,147	￦	243,840	￦	123,607	￦	14,891	￦	92,005	￦	215,154	￦	2,899,644
Financial assets held for trading		75,762		—		2,616		—		—		—		78,378
Financial assets designated at fair value through profit or loss		501,978		—		—		—		—		—		501,978
Derivatives held for trading		64,705		87		355		—		—		1,275		66,422
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,875,006		507,615		458,483		19,365		4,329		136,560		14,001,358
Available-for-sale financial assets		1,564,355		60,591		—		—		—		1,392		1,626,338
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		985,459		182,766		216,546		5,381		192,669		145,225		1,728,046

	￦	18,661,062	￦	994,899	￦	801,607	￦	39,637	￦	289,003	￦	499,606	￦	21,285,814

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	658,010	￦	—	￦	—	￦	—	￦	—	￦	—	￦	658,010
Derivatives held for trading		92,435		—		2,527		—		—		12,597		107,559
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,397,515		510,174		387,112		22,662		58,802		376,870		7,753,135
Debts		6,650,235		217,887		143,060		7,916		4,511		110,536		7,134,145
Debentures		3,869,711		—		106,284		—		—		157,337		4,133,332
Other financial liabilities		1,701,766		98,431		160,867		10,454		185,653		26,646		2,183,817

	￦	19,391,133	￦	826,492	￦	799,850	￦	41,032	￦	248,966	￦	683,986	￦	21,991,459

Off-balance sheet items	￦	15,548,595	￦	17,086	￦	49,053	￦	—	￦	13,957	￦	311,287	￦	15,939,978

KB Financial Group Inc.

Notes to Consolidated Financial Statements
December 31, 2015 and 2014

(In millions of Korean won)	2014
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	1,554,219	￦	148,923	￦	104,932	￦	10,875	￦	47,653	￦	180,518	￦	2,047,120
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Financial assets designated at fair value through profit or loss		11,000		—		—		—		—		—		11,000
Derivatives held for trading		55,895		83		694		—		37		6		56,715
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,612		3,492		115,633		12,182,820
Available-for-sale financial assets		798,353		—		—		—		—		1,914		800,267
Other financial assets		1,192,982		61,140		75,970		1,710		46,434		10,212		1,388,448

	￦	14,414,689	￦	1,111,118	￦	599,585	￦	19,197	￦	97,616	￦	308,283	￦	16,550,488

Financial liabilities
Derivatives held for trading	￦	86,046	￦	—	￦	921	￦	—	￦	—	￦	47	￦	87,014
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		4,611,932		389,071		188,431		19,924		21,297		273,357		5,504,012
Debts		6,382,288		258,483		303,866		880		3,577		168,908		7,118,002
Debentures		3,094,159		73,606		26,730		—		—		22,671		3,217,166
Other financial liabilities		1,194,927		76,150		78,093		7,157		46,710		13,043		1,416,080

	￦	15,369,578	￦	797,310	￦	598,041	￦	27,961	￦	71,584	￦	478,026	￦	17,342,500

Off-balance sheet items	￦	17,609,054	￦	19,783	￦	6,549	￦	4,704	￦	18,898	￦	78,818	￦	17,737,806

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%(2014: 4.0%), a minimum Tier 1 ratio of 6.0%(2014: 5.5%) and a minimum Total Regulatory Capital of 8.0%(2014: 8.0%) as of December 31, 2015.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than five years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Economic Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries comply with external capital adequacy requirements as of December 31, 2015 and 2014.

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Equity Capital:	￦	29,140,025	￦	28,347,675
Tier 1 Capital		25,585,979		24,248,598
Common Equity Tier 1 Capital		25,351,910		24,062,475
Additional Tier 1 Capital		234,069		186,123
Tier 2 Capital		3,554,046		4,099,077
Risk-weighted assets:		188,212,825		182,485,957
Equity Capital (%):		15.48		15.53
Tier 1 Capital (%)		13.59		13.29
Common Equity Tier 1 Capital (%)		13.47		13.19

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.
Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Financial information by business segment for the year ended December 31, 2015, is as follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,667,927	￦	2,115,837	￦	1,614,790	￦	5,398,554	￦	1,310,628	￦	184,880	￦	142,885	￦	345,002	￦	—	￦	7,381,949
Segment operating revenues(expenses)		51,466		—		283,402		334,868		(257,745)		2,758		(34,943)		148,101		(193,039)		—

	￦	1,719,393	￦	2,115,837	￦	1,898,192	￦	5,733,422	￦	1,052,883	￦	187,638	￦	107,942	￦	493,103	￦	(193,039)	￦	7,381,949

Net interest income		2,320,217		2,102,326		289,204		4,711,747		979,928		24,260		236,027		250,499		738		6,203,199
Interest income		3,513,603		3,858,102		1,016,677		8,388,382		1,305,800		49,630		236,032		413,746		(17,767)		10,375,823
Interest expense		(1,193,386)		(1,755,776)		(727,473)		(3,676,635)		(325,872)		(25,370)		(5)		(163,247)		18,505		(4,172,624)
Net fee and commission income		232,708		569,832		353,833		1,156,373		108,865		97,996		162		168,928		2,659		1,534,983
Fee and commission income		296,498		671,184		404,372		1,372,054		1,582,903		105,900		162		197,109		(287,033)		2,971,095
Fee and commission expense		(63,790)		(101,352)		(50,539)		(215,681)		(1,474,038)		(7,904)		—		(28,181)		289,692		(1,436,112)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		37		—		286,991		287,028		—		51,184		8,321		14,852		(1,658)		359,727
Net other operating income(loss)		(833,569)		(556,321)		968,164		(421,726)		(35,910)		14,198		(136,568)		58,824		(194,778)		(715,960)
General and administrative expenses		(847,029)		(2,004,800)		(959,992)		(3,811,821)		(332,700)		(119,496)		(79,074)		(227,446)		46,953		(4,523,584)
Operating profit before provision for credit losses		872,364		111,037		938,200		1,921,601		720,183		68,142		28,868		265,657		(146,086)		2,858,365
Provision(reversal) for credit losses		(715,926)		(80,213)		54,519		(741,620)		(245,790)		(4,992)		(10,159)		(34,507)		(163)		(1,037,231)
Net operating profit		156,438		30,824		992,719		1,179,981		474,393		63,150		18,709		231,150		(146,249)		1,821,134
Share of profit of associates		—		—		7,812		7,812		—		93		—		195,192		—		203,097
Net other non-operating revenue (expense)		1,317		—		192,119		193,436		(12,141)		(614)		(208)		(35,286)		(4,723)		140,464
Segment profits before income tax		157,755		30,824		1,192,650		1,381,229		462,252		62,629		18,501		391,056		(150,972)		2,164,695
Income tax expense		(38,973)		(7,460)		(227,558)		(273,991)		(107,232)		(15,511)		(7,938)		(37,452)		4,735		(437,389)
Profit for the year		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		353,604		(146,237)		1,727,306
Profit attributable to Shareholders of the parent company		118,782		23,364		965,092		1,107,238		355,020		47,118		10,563		324,616		(146,237)		1,698,318
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		28,988		—		28,988
Total assets[1]		103,042,327		114,849,508		72,386,072		290,277,907		16,141,810		6,118,251		8,516,783		28,527,698		(20,516,982)		329,065,467
Total liabilities[1]		89,293,741		130,631,229		47,605,726		267,530,696		12,307,827		5,495,285		7,933,950		7,733,168		(838,181)		300,162,745

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Financial information by business segment for the year ended December 31, 2014, is as follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,710,416	￦	2,211,969	￦	1,480,838	￦	5,403,223	￦	1,280,628	￦	141,355	￦	105,255	￦	266,332	￦	—	￦	7,196,793
Segment operating revenues(expenses)		70,271		(48,256)		211,993		234,008		(223,878)		5,218		(30,498)		166,503		(151,353)		—

	￦	1,780,687	￦	2,163,713	￦	1,692,831	￦	5,637,231	￦	1,056,750	￦	146,573	￦	74,757	￦	432,835	￦	(151,353)	￦	7,196,793

Net interest income		2,448,966		2,079,834		442,646		4,971,446		993,806		18,136		227,344		203,443		1,600		6,415,775
Interest income		4,008,584		4,432,760		1,261,283		9,702,627		1,353,704		45,404		227,372		326,366		(20,177)		11,635,296
Interest expense		(1,559,618)		(2,352,926)		(818,637)		(4,731,181)		(359,898)		(27,268)		(28)		(122,923)		21,777		(5,219,521)
Net fee and commission income		237,229		524,784		316,032		1,078,045		95,132		76,268		253		134,154		(1,123)		1,382,729
Fee and commission income		277,196		597,072		397,070		1,271,338		1,408,749		82,531		253		157,924		(254,610)		2,666,185
Fee and commission expense		(39,967)		(72,288)		(81,038)		(193,293)		(1,313,617)		(6,263)		—		(23,770)		253,487		(1,283,456)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		179		(20,238)		376,350		356,291		—		46,999		10,338		25,595		(25)		439,198
Net other operating income(loss)		(905,687)		(420,667)		557,803		(768,551)		(32,188)		5,170		(163,178)		69,643		(151,805)		(1,040,909)
General and administrative expenses		(711,029)		(1,695,563)		(966,266)		(3,372,858)		(340,606)		(102,526)		(59,994)		(188,510)		54,800		(4,009,694)
Operating profit before provision for credit losses		1,069,658		468,150		726,565		2,264,373		716,144		44,047		14,763		244,325		(96,553)		3,187,099
Provision(reversal) for credit losses		(566,942)		(304,116)		(16,596)		(887,654)		(277,662)		(4,422)		(1,112)		(57,350)		224		(1,227,976)
Net operating profit		502,716		164,034		709,969		1,376,719		438,482		39,625		13,651		186,975		(96,329)		1,959,123
Share of profit of associates		—		—		17,555		17,555		—		81		—		(13,778)		9,570		13,428
Net other non-operating revenue (expense)		1,242		—		(35,241)		(33,999)		(5,076)		(1,025)		(1,383)		(24,877)		(4,766)		(71,126)
Segment profits before income tax		503,958		164,034		692,283		1,360,275		433,406		38,681		12,268		148,320		(91,525)		1,901,425
Income tax expense		(120,504)		(53,967)		(156,763)		(331,234)		(100,705)		(13,057)		(5,731)		(33,602)		(1,985)		(486,314)
Profit for the year		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		114,718		(93,510)		1,415,111
Profit attributable to Shareholders of the parent company		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		100,329		(93,510)		1,400,722
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		14,389		—		14,389
Total assets[1]		94,313,469		111,074,156		70,066,039		275,453,664		15,886,769		4,131,568		7,680,184		25,965,518		(20,761,995)		308,355,708
Total liabilities[1]		83,780,834		123,792,699		45,939,658		253,513,191		12,406,314		3,554,828		7,096,459		5,347,261		(1,075,017)		280,843,036

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Banking service	￦	5,398,554	￦	5,403,223
Credit card service		1,310,628		1,280,628
Investment & securities service		184,880		141,355
Life insurance service		142,885		105,255
Other service		345,002		266,332

	￦	7,381,949	￦	7,196,793

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2015 and 2014, and major non-current assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	7,305,697	￦	3,821,634	￦	7,093,068	￦	3,807,792
United States		11,847		276		11,655		256
New Zealand		5,143		209		6,684		193
China		30,590		6,949		46,892		7,518
Japan		10,709		1,547		19,842		1,391
Argentina		—		—		573		—
Vietnam		3,358		239		3,130		287
Cambodia		5,072		350		5,364		564
United Kingdom		9,533		130		9,585		108
Intra-group adjustment		—		134,692		—		131,342

	￦	7,381,949	￦	3,966,026	￦	7,196,793	￦	3,949,451

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2015 and 2014, are as follows:

	2015				2014
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	16,316,066	￦	16,316,953	￦	15,423,847	￦	15,425,123
Financial assets held for trading		10,035,096		10,035,096		10,121,570		10,121,570
Debt securities		9,324,143		9,324,143		9,712,208		9,712,208
Equity securities		641,893		641,893		358,017		358,017
Others		69,060		69,060		51,345		51,345
Financial assets designated at fair value through profit or loss		1,138,968		1,138,968		636,340		636,340
Debt securities		145,542		145,542		—		—
Equity securities		195,536		195,536		134,172		134,172
Derivative linked securities		797,890		797,890		502,168		502,168
Derivatives held for trading		2,165,971		2,165,971		1,858,637		1,858,637
Derivatives held for hedging		112,141		112,141		109,553		109,553
Loans		245,005,370		245,244,958		231,449,653		232,084,413
Available-for-sale financial assets		24,987,231		24,987,231		22,391,466		22,391,466
Debt securities		21,610,663		21,610,663		19,359,822		19,359,822
Equity securities		3,376,568		3,376,568		3,031,644		3,031,644
Held-to-maturity financial assets		14,149,528		14,505,959		12,569,154		13,050,574
Other financial assets		7,907,940		7,907,940		7,559,631		7,559,631

	￦	321,818,311	￦	322,415,217	￦	302,119,851	￦	303,237,307

Financial liabilities
Financial liabilities held for trading	￦	586,923	￦	586,923	￦	836,542	￦	836,542
Financial liabilities designated at fair value through profit or loss		2,387,681		2,387,681		982,426		982,426
Derivatives held for trading		2,282,794		2,282,794		1,775,341		1,775,341
Derivatives held for hedging		42,962		42,962		22,049		22,049
Deposits		224,268,185		224,949,129		211,549,121		211,946,808
Debts		16,240,743		16,297,523		15,864,500		15,944,770
Debentures		32,600,603		33,274,914		29,200,706		29,849,158
Other financial liabilities		12,278,613		12,255,921		11,918,820		11,911,835

	￦	290,688,504	￦	292,077,847	￦	272,149,505	￦	273,268,929

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE(Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,374,271	￦	5,949,872	￦	—	￦	9,324,143
Equity securities		302,207		339,686		—		641,893
Others		69,060		—		—		69,060
Financial assets designated at fair value through profit or loss
Debt securities		—		145,542		—		145,542
Equity securities		—		195,536		—		195,536
Derivative linked securities		—		411,052		386,838		797,890
Derivatives held for trading		1,688		2,120,097		44,186		2,165,971
Derivatives held for hedging		—		110,930		1,211		112,141
Available-for-sale financial assets[1]
Debt securities		6,148,688		15,461,551		424		21,610,663
Equity securities		869,451		619,102		1,888,015		3,376,568

	￦	10,765,365	￦	25,353,368	￦	2,320,674	￦	38,439,407
Financial liabilities
Financial liabilities held for trading	￦	586,923	￦	—	￦	—	￦	586,923
Financial liabilities designated at fair value through profit or loss		—		568,302		1,819,379		2,387,681
Derivatives held for trading		15,139		2,134,427		133,228		2,282,794
Derivatives held for hedging		—		42,465		497		42,962

	￦	602,062	￦	2,745,194	￦	1,953,104	￦	5,300,360

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	4,371,105	￦	5,341,103	￦	—	￦	9,712,208
Equity securities		248,689		109,328		—		358,017
Others		51,345		—		—		51,345
Financial assets designated at fair value through profit or loss
Equity securities		—		134,172		—		134,172
Derivative linked securities		—		—		502,168		502,168
Derivatives held for trading		348		1,793,894		64,395		1,858,637
Derivatives held for hedging		—		109,293		260		109,553
Available-for-sale financial assets[1]
Debt securities		6,982,339		12,377,142		341		19,359,822
Equity securities		1,052,269		178,377		1,800,998		3,031,644

	￦	12,706,095	￦	20,043,309	￦	2,368,162	￦	35,117,566

Financial liabilities
Financial liabilities held for trading	￦	836,542	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss		—		—		982,426		982,426
Derivatives held for trading		1,146		1,751,617		22,578		1,775,341
Derivatives held for hedging		—		19,768		2,281		22,049

	￦	837,688	￦	1,771,385	￦	1,007,285	￦	3,616,358

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦121,683 million and ￦93,435 million as of December 31, 2015 and 2014, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2015 and 2014, are as follows:

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	2015		2014
Financial assets
Financial assets held for trading	￦	6,289,558	￦	5,450,431
Debt securities		5,949,872		5,341,103	DCF Model	Discount rate
Equity securities		339,686		109,328	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset
Financial assets designated at fair value through profit or loss		752,130		134,172
Debt securities		145,542		—	DCF Model, Hull-White Model	Discount rate, Volatility
Equity securities		195,536		134,172	DCF Model	Discount rate
Derivative linked securities		411,052		—	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of the underlying asset
Derivatives held for trading		2,120,097		1,793,894	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		110,930		109,293	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets		16,080,653		12,555,519
Debt securities		15,461,551		12,377,142	DCF Model, One Factor Hull-White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		619,102		178,377	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

	￦	25,353,368	￦	20,043,309

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	568,302	￦	—
Derivative linked securities		568,302		—	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Fair value of underlying asset
Derivatives held for trading		2,134,427		1,751,617	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		42,465		19,768	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	2,745,194	￦	1,771,385

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,711,519	￦	11,171,092	￦	2,434,342	￦	16,316,953
Loans		—		—		245,244,958		245,244,958
Held-to-maturity financial assets		1,788,914		12,717,045		—		14,505,959
Other financial assets[2]		—		—		7,907,940		7,907,940

	￦	4,500,433	￦	23,888,137	￦	255,587,240	￦	283,975,810

Financial liabilities
Deposits[1]	￦	—	￦	100,090,671	￦	124,858,458	￦	224,949,129
Debts[3]		—		434,634		15,862,889		16,297,523
Debentures		—		32,532,277		742,637		33,274,914
Other financial liabilities[4]		—		—		12,255,921		12,255,921

	￦	—	￦	133,057,582	￦	153,719,905	￦	286,777,487

(In millions of Korean won)	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,588,407	￦	10,879,916	￦	1,956,800	￦	15,425,123
Loans		—		—		232,084,413		232,084,413
Held-to-maturity financial assets		2,639,552		10,411,022		—		13,050,574
Other financial assets[2]		—		—		7,559,631		7,559,631

	￦	5,227,959	￦	21,290,938	￦	241,600,844	￦	268,119,741

Financial liabilities
Deposits[1]	￦	—	￦	82,709,205	￦	129,237,603	￦	211,946,808
Debts[3]		—		408,984		15,535,786		15,944,770
Debentures		—		29,353,766		495,392		29,849,158
Other financial liabilities[4]		—		—		11,911,835		11,911,835

	￦	—	￦	112,471,955	￦	157,180,616	￦	269,652,571

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	The ￦7,970,940 million and ￦7,559,631 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2015 and 2014, respectively.
[3]	The ￦9,884 million and ￦408,984 million of debts included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2015 and 2014, respectively.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[4]	The ￦11,957,239 million and ￦11,682,571 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2015 and 2014, respectively.

Valuation techniques and the inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	2015		2014
Financial assets
Held-to-maturity financial assets	￦	12,717,045	￦	10,411,022	DCF Model	Discount rate
Financial liabilities
Debts	￦	424,750	￦	—	DCF Model	Discount rate
Debentures		32,532,277		29,353,766	DCF Model	Discount rate

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of December 31, 2015 and 2014, are as follows:

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	Fair value				Valuation technique	Inputs	Unobservable Inputs
	2015		2014
Financial assets
Cash and due from financial institutions	￦	2,434,342	￦	1,956,800	DCF Model	Credit spread, Other spread, Interest rate	Credit spread, Other spread
Loans		245,244,958		232,084,413	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate	Credit spread, Other spread, Prepayment rate

	￦	247,679,300	￦	234,041,213

Financial liabilities
Deposits	￦	124,858,458	￦	129,237,603	DCF Model	Other spread, Prepayment rate, Interest rate	Other spread, Prepayment rate
Debts		15,862,889		15,535,786	DCF Model	Other spread, Interest rate	Other spread
Debentures		742,637		495,392	DCF Model	Other spread, Implied default probability, Interest rate	Other spread, Implied default probability
Other financial liabilities		298,682		229,264	DCF Model	Other spread, Interest rate	Other spread

	￦	141,762,666	￦	145,498,045

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	502,168	￦	1,801,339	￦	(982,426)	￦	41,817	￦	(2,021)
Total gains or losses
- Profit or loss		(20,642)		122,603		111,684		(82,343)		2,735
- Other comprehensive income		—		(25,788)		—		—		—
Purchases		686,475		526,780		—		3,429		—
Sales		(781,163)		(528,170)		—		(11,764)		—
Issues		—		—		(2,299,289)		(16,345)		—
Settlements		—		—		1,350,652		(23,836)		—
Transfers into Level 3[1]		—		24,099		—		—		—
Transfers out of Level 3[1]		—		(32,424)		—		—		—

Ending balance	￦	386,838	￦	1,888,439	￦	(1,819,379)	￦	(89,042)	￦	714

(In millions of Korean won)	2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)
Total gains or losses
- Profit or loss		11,350		(131,057)		(26,232)		27,124		6,579
- Other comprehensive income		—		141,422		—		—		—
Purchases		678,750		225,272		—		7,130		—
Sales		(421,860)		(116,194)		—		(3,771)		—
Issues		—		—		(1,417,513)		(4,829)		—
Settlements		—		—		1,339,884		(14,290)		(210)
Transfers into Level 3[1]		—		25,146		—		22,651		—
Transfers out of Level 3[1]		—		(12,137)		—		—		—
business combination		—		6,834		—		—		—

Ending balance	￦	502,168	￦	1,801,339	￦	(982,426)	￦	41,817	￦	(2,021)

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the year	￦	8,699	￦	125,331	￦	7
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		30,926		(24,143)		7

(In millions of Korean won)	2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the year	￦	12,242	￦	(124,559)	￦	81
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		35,573		(119,657)		81

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)			2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦	386,838	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading

Stock and index		43,948	DCF Model, Closed Form, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	6.80~51.07	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Currency and interest, etc	238	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset

				Loss given default	5.56~100.00	The higher the loss given default, the lower the fair value
				Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.45	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for hedging

Interest rate	1,211	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.96	The higher the volatility, the higher the fair value fluctuation

Available-for-sale financial assets

Debt securities	424	DCF Model	Discount rate	Discount rate	6.05	The lower the discount rate, the higher the fair value

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Equity securities		1,888,015	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White Model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.72~20.65	The lower the discount rate, the higher the fair value
					Volatility of interest rate	24.90~27.20	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	￦	2,320,674

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Financial liabilities

Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	1,819,379	Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading

Stock and index		124,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	15.68~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.96~51.07	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Others		8,849	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model	Stock price, Interest rate, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.45~27.20	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation

Derivatives held for hedging

Interest rate		497	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.93	The higher the volatility, the higher the fair value fluctuation

	￦	1,953,104

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets

Financial assets designated at fair value through profit or loss

Derivative linked securities	￦502,168	Monte Carlo Simulation, Closed Form, DCF Model, Black-Derman-Toy Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of default, Volatility of interest rate

				Volatility of the underlying asset	2.82~48.96	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-7.75~59.13	The higher the correlation, the higher the fair value fluctuation
				Probability of default	0.17~4.42	The higher the probability of default, the lower the fair value
				Volatility of interest rate	4.48	The higher volatility, the higher the fair value fluctuation

Derivatives held for trading

Stock and index	61,400	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	4.80~45.82	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-3.27~59.13	The higher the correlation, the higher the fair value fluctuation
Currency	2,995	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.78~90.56	The higher the loss given default, the lower the fair value

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Derivatives held for hedging

Interest rate		260	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.91	The higher the volatility, the higher the fair value fluctuation

Available-for-sale financial assets

Debt securities		341	DCF Model	Discount rate	Discount rate	9.21	The lower the discount rate, the higher the fair value
Equity securities		1,800,998	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Discounted cash flows to equity, Net asset value method, Dividend discount model, Hull and White Model	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	2.29~23.25	The lower the discount rate, the higher the fair value
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	1.10	The higher the selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	￦	2,368,162

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Financial liabilities

Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	982,426	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	3.42~48.89	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading

Stock and index		13,529	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	11.15~41.79	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.83~68.20	The higher the correlation, the higher the fair value fluctuation

Others		9,049	Hull and White Model	Interest rates, Volatility of interest rate	Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation

Derivatives held for hedging

Interest rate		2,281	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.35~3.91	The higher the volatility, the higher the fair value fluctuation

	￦	1,007,285

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	9,211	￦	(11,642)	￦	—	￦	—
Derivatives held for trading[2]		2,800		(3,891)		—		—
Derivatives held for hedging[2]		81		(71)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(19)
Equity securities[4]		—		—		189,271		(88,066)

	￦	12,092	￦	(15,604)	￦	189,291	￦	(88,085)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	57,529	￦	(41,499)	￦	—	￦	—
Derivatives held for trading[2]		30,011		(43,272)		—		—
Derivatives held for hedging[2]		17		(16)		—		—

	￦	87,557	￦	(84,787)	￦	—	￦	—

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,006	￦	(10,768)	￦	—	￦	—
Derivatives held for trading[2]		9,851		(8,194)		—		—
Derivatives held for hedging[2]		17		(15)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(18)
Equity securities[4]		—		—		388,278		(147,164)

	￦	15,874	￦	(18,977)	￦	388,298	￦	(147,182)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	23,283	￦	(15,248)	￦	—	￦	—
Derivatives held for trading[2]		4,211		(6,812)		—		—
Derivatives held for hedging[2]		86		(76)		—		—

	￦	27,580	￦	(22,136)	￦	—	￦	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying assets, correlation between underlying assets by +/- 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2015		2014
Balance at the beginning of the year	￦	1,376	￦	4,190
New transactions		5,400		(853)
Amounts recognized in profit or loss during the year
Amortization		(2,563)		(891)
Settlement		(158)		(1,070)

Balance at the end of the year	￦	4,055	￦	1,376

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2015 and 2014, are as follows:

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)

	2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	16,316,066	￦	—	￦	—	￦	—	￦	16,316,066
Financial assets at fair value through profit or loss		10,035,096		1,138,968		—		—		—		—		11,174,064
Derivatives		2,165,971		—		—		—		—		112,141		2,278,112
Loans		—		—		245,005,370		—		—		—		245,005,370
Financial investments		—		—		—		24,987,231		14,149,528		—		39,136,759
Other financial assets		—		—		7,907,940		—		—		—		7,907,940

	￦	12,201,067	￦	1,138,968	￦	269,229,376	￦	24,987,231	￦	14,149,528	￦	112,141	￦	321,818,311

(In millions of Korean won)

	2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	586,923	￦	2,387,681	￦	—	￦	—	￦	2,974,604
Derivatives		2,282,794		—		—		42,962		2,325,756
Deposits		—		—		224,268,185		—		224,268,185
Debts		—		—		16,240,743		—		16,240,743
Debentures		—		—		32,600,603		—		32,600,603
Other financial liabilities		—		—		12,278,613		—		12,278,613

	￦	2,869,717	￦	2,387,681	￦	285,388,144	￦	42,962	￦	290,688,504

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	15,423,847	￦	—	￦	—	￦	—	￦	15,423,847
Financial assets at fair value through profit or loss		10,121,570		636,340		—		—		—		—		10,757,910
Derivatives		1,858,637		—		—		—		—		109,553		1,968,190
Loans		—		—		231,449,653		—		—		—		231,449,653
Financial investments		—		—		—		22,391,466		12,569,154		—		34,960,620
Other financial assets		—		—		7,559,631		—		—		—		7,559,631

	￦	11,980,207	￦	636,340	￦	254,433,131	￦	22,391,466	￦	12,569,154	￦	109,553	￦	302,119,851

(In millions of Korean won)
	2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	836,542	￦	982,426	￦	—	￦	—	￦	1,818,968
Derivatives		1,775,341		—		—		22,049		1,797,390
Deposits		—		—		211,549,121		—		211,549,121
Debts		—		—		15,864,500		—		15,864,500
Debentures		—		—		29,200,706		—		29,200,706
Other financial liabilities		—		—		11,918,820		—		11,918,820

	￦	2,611,883	￦	982,426	￦	268,533,147	￦	22,049	￦	272,149,505

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

6.4 Transfer of financial assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	48	￦	48
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,335		10,335
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		10,448		10,448
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		22,359		22,359
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		41,810		41,810
	Senior debt	Loans and receivables		11,496		11,548
AP 3B ABS Ltd.[1]	Subordinated debt	Available-for-sale financial assets		27,377		27,377

			￦	123,873	￦	123,925

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦10,639 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦4,181 million as of December 31, 2015.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
KR ABS Co., Ltd.	Subordinate debt	Available- for-sale financial assets	￦	4,921	￦	4,921
KR ABS Second Co., Ltd.	Subordinate debt	Available- for-sale financial assets		22,219		22,219
EAK ABS Co., Ltd.	Subordinate debt	Available- for-sale financial assets		11,211		11,211
AP ABS First Co., Ltd.	Senior debt	Loans and receivables		9,762		9,842
	Subordinate debt	Available- for-sale financial assets		17,346		17,346
Discovery ABS First Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinate debt	Available- for-sale financial assets		22,591		22,591
EAK ABS Second Co., Ltd. [1]	Senior debt	Loans and receivables		19,806		20,026
	Subordinate debt	Available- for-sale financial assets		38,207		38,207
FK1411 Co., Ltd. [2]	Senior debt	Loans and receivables		44,966		44,917
	Subordinate debt	Available- for-sale financial assets		47,600		47,600

			￦	239,804	￦	240,074

[1]	Recognized net income from transferring loans to the SPEs amounts to ￦6,924 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
[3]	In addition to the above, there were gains on sale of loans attributable to true-up adjustments based on the transfer agreement with the National Happiness Fund (‘the Fund’) amounting to ￦3,762 million.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2015 and 2014, are as follows:

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2015
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)
KB Kookmin Card Second Securitization Co., Ltd. [1]	￦	604,791	￦	350,097
Wise Mobile First Securitization Specialty [2]		13,340		—
Wise Mobile Second Securitization Specialty [2]		14,225		—
Wise Mobile Third Securitization Specialty [2]		25,330		14,000
Wise Mobile Fourth Securitization Specialty [2]		15,857		9,999
Wise Mobile Fifth Securitization Specialty [2]		41,680		29,996
Wise Mobile Sixth Securitization Specialty [2]		61,425		49,991
Wise Mobile Seventh Securitization Specialty [2]		69,451		59,987
Wise Mobile Eighth Securitization Specialty [2]		70,393		59,984
Wise Mobile Ninth Securitization Specialty [2]		55,438		49,983
Wise Mobile Tenth Securitization Specialty [2]		86,552		79,971
Wise Mobile Eleventh Securitization Specialty [2]		95,652		89,958
Wise Mobile Twelfth Securitization Specialty [2]		115,496		109,938
Wise Mobile Thirteenth Securitization Specialty [2]		144,636		139,913
Wise Mobile Fourteenth Securitization Specialty [2]		204,787		199,855
Wise Mobile Fifteenth Securitization Specialty [2]		200,324		199,831
Wise Mobile Sixteenth Securitization Specialty [2]		269,526		269,737
Wise Mobile Seventeenth Securitization Specialty [2]		273,459		274,693
Wise Mobile Eighteenth Securitization Specialty [2]		199,233		199,690

	￦	2,561,595	￦	2,187,623

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)
KB Kookmin Card First Securitization Co., Ltd.[1]	￦	546,770	￦	—
KB Kookmin Card Second Securitization Co., Ltd. [1]		622,573		327,553
Wise Mobile First Securitization Specialty [2]		122,528		109,972
Wise Mobile Second Securitization Specialty [2]		158,396		144,958
Wise Mobile Third Securitization Specialty [2]		169,609		158,957
Wise Mobile Fourth Securitization Specialty [2]		99,952		94,959
Wise Mobile Fifth Securitization Specialty [2]		179,703		169,926
Wise Mobile Sixth Securitization Specialty [2]		204,095		194,896
Wise Mobile Seventh Securitization Specialty [2]		207,387		199,878
Wise Mobile Eighth Securitization Specialty [2]		202,745		194,862
Wise Mobile Ninth Securitization Specialty [2]		143,666		139,889
Wise Mobile Tenth Securitization Specialty [2]		193,959		189,827
Wise Mobile Eleventh Securitization Specialty [2]		182,281		179,781
Wise Mobile Twelfth Securitization Specialty [2]		191,329		189,719

	￦	3,224,993	￦	2,295,177

[1]	The Company has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio(minimum rate: 104.5%) of the beneficiary interest in the trust. In addition, the Company can entrust additional eligible card transaction accounts and deposits. To avoid such early redemption, the Company entrusts accounts and deposits in addition to the previously entrusted card accounts. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.
[2]	According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements	￦	1,938,091	￦	1,817,754
Loaned securities
Government bond		200,389		—
Stock		313		—
Others		20,091		—

	￦	2,158,884	￦	1,817,754

(In millions of Korean won)	2014
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements	￦	1,080,804	￦	1,019,071
Loaned securities
Government bond		162,408		—
Stock		2,378		—

	￦	1,245,590	￦	1,019,071

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Gross amounts of recognized financial assets		Gross amounts of				Non-offsetting amount				Net amount
			recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	2,117,556	￦	—	￦	2,117,556	￦	(1,611,788)	￦	(22,221)	￦	483,547
Derivatives held for hedging		111,341		—		111,341		(15,650)		—		95,691
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase agreements		2,028,200		—		2,028,200		(2,028,200)		—		—
Other financial instruments		20,723,739		(18,460,062)		2,263,677		—		—		2,263,677

	￦	27,822,781	￦	(18,460,062)	￦	9,362,719	￦	(6,496,118)	￦	(22,221)	￦	2,844,380

(In millions of Korean won)	2014
	Gross amounts of recognized financial assets		Gross amounts of		Net amounts of		Non-offsetting amount				Net amount
			recognized financial liabilities offset in the statement of financial position		financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,806,087	￦	—	￦	1,806,087	￦	(1,477,495)	￦	(1,635)	￦	326,957
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase agreements		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,680,680		(16,483,341)		2,197,339		—		—		2,197,339

	￦	26,469,528	￦	(16,483,341)	￦	9,986,187	￦	(7,365,199)	￦	(1,635)	￦	2,619,353

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Gross amounts of recognized financial liabilities		Gross amounts of		Net amounts of		Non-offsetting amount				Net amount
			recognized financial assets offset in the statement of financial position		financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	2,288,296	￦	—	￦	2,288,296	￦	(1,724,586)	￦	(4,632)	￦	559,078
Derivatives held for hedging		34,761		—		34,761		(14,417)		—		20,344
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase agreements[1]		1,817,754		—		1,817,754		(1,817,754)		—		—
Securities borrowing agreements		517,458		—		517,458		(517,458)		—		—
Other financial instruments		18,702,460		(18,460,062)		242,398		(118,652)		—		123,746

	￦	26,203,136	￦	(18,460,062)	￦	7,743,074	￦	(7,033,347)	￦	(4,632)	￦	705,095

(In millions of Korean won)	2014
	Gross amounts of recognized financial liabilities		Gross amounts of		Net amounts of		Non-offsetting amount				Net amount
			recognized financial assets offset in the statement of financial position		financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,765,781	￦	—	￦	1,765,781	￦	(1,323,749)	￦	—	￦	442,032
Derivatives held for hedging		21,147		—		21,147		(3,013)		—		18,134
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase agreements[1]		1,019,071		—		1,019,071		(1,019,071)		—		—
Securities borrowing agreements		784,892		—		784,892		(784,892)		—		—
Other financial instruments		16,724,449		(16,483,341)		241,108		(122,797)		—		118,311

	￦	22,658,574	￦	(16,483,341)	￦	6,175,233	￦	(5,595,638)	￦	—	￦	579,595

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2015		2014
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.50	￦	6,376,961	￦	6,283,230
	Due from banking institutions	KEB Hana Bank and others	0.00~3.30		1,610,649		1,191,877
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.93		3,406,289		3,750,163

					11,393,899		11,225,270

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,211,342		899,080
	Time deposits in foreign currencies	KEB Hana Bank and others	0.00~4.79		1,131,816		708,926
	Due from others	Bank of Japan and others	—		107,697		45,154

					2,450,855		1,653,160

				￦	13,844,754	￦	12,878,430

Restricted due from financial institutions as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)		Financial Institutions	2015		2014		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,376,961	￦	6,283,230	Bank of Korea Act
	Due from Banking institutions	KEB Hana Bank and others		96,708		393,824	Agreement for allocation of deposit
	Due from others	The Korea Securities Finance Corporation and others		86,915		137,327	Market entry deposit and others

				6,560,584		6,814,381

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		501,379		293,067	Bank of Korea Act and others
	Time deposit in foreign currencies	KEB Hana Bank and others		17,580		16,488	Bank Act of the State of New York
	Due from others	Samsung Future Inc. and others		44,698		8,158	Derivatives margin account and others

				563,657		317,713

			￦	7,124,241	￦	7,132,094

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

8. Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	178,968	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		1,383,203	Repurchase agreements
	Korea Securities Depository and others		694,242	Securities borrowing transactions
	Samsung Futures Inc. and others		26,229	Derivatives transactions
	Others		560,346	Others

			2,664,020

Available-for-sale financial assets	Korea Securities Depository and others		481,937	Repurchase agreements
	Korea Securities Depository and others		124,980	Securities borrowing transactions
	Bank of Korea		594,020	Borrowings from Bank of Korea
	Bank of Korea		61,410	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		432,591	Derivatives transactions
	Others		217,826	Others

			1,912,764

Held-to-maturity financial assets	Korea Securities Depository and others		101,942	Repurchase agreements
	Bank of Korea		820,872	Borrowings from Bank of Korea
	Bank of Korea		922,733	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		200,625	Derivatives transactions
	Others		189,814	Others

			2,235,986

Mortgage loans	Others		1,745,823	Covered bond

		￦	8,737,561

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)		2014
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	166,344	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		999,412	Repurchase agreements
	Korea Securities Depository and others		959,858	Securities borrowing transactions
	Samsung Futures Inc. and others		17,521	Derivatives transactions
	Others		17,864	Others

			1,994,655

Available-for-sale financial assets	Korea Securities Depository and others		120,081	Securities borrowing transactions
	Samsung Futures Inc. and others		24,856	Derivatives transactions
	Others		39,100	Others

			184,037

Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932	Repurchase agreements
	Bank of Korea		993,853	Borrowings from Bank of Korea
	Bank of Korea		1,440,821	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		285,023	Derivatives transactions
	Others		238,654	Others

			4,419,283

		￦	6,764,319

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	2,045,575	￦	—	￦	2,045,575

(In millions of Korean won)
	2014
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,601,032	￦	—	￦	3,601,032

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of derivative financial instruments for trading as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,412,251	￦	—	￦	—
Swaps		92,008,910		910,744		892,601
Options		5,874,500		73,724		133,087

		99,295,661		984,468		1,025,688

Currency
Forwards		34,103,783		512,411		308,540
Futures[1]		606,297		150		44
Swaps		25,303,179		596,668		782,911
Options		373,241		2,197		3,526

		60,386,500		1,111,426		1,095,021

Stock and index
Futures[1]		177,781		486		81
Swaps		1,297,420		9,690		122,188
Options		471,095		35,543		17,554

		1,946,296		45,719		139,823

Credit
Swaps		600,000		13,408		13,413
Commodity
Futures[1]		2,885		31		—
Swaps		5,074		638		699

		7,959		669		699

Other		793,200		10,281		8,150

	￦	163,029,616	￦	2,165,971	￦	2,282,794

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	678,798	￦	—	￦	—
Swaps		101,610,724		924,189		957,504
Options		8,398,000		86,277		128,185

		110,687,522		1,010,466		1,085,689

Currency
Forwards		21,363,840		340,339		217,357
Futures[1]		632,430		46		289
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		41,044,090		762,284		665,420

Stock and index
Forwards		685,000		—		—
Futures[1]		162,766		90		753
Swaps		431,709		30,091		6,222
Options		1,860,561		31,632		8,199

		3,140,036		61,813		15,174

Commodity
Futures[1]		765		7		9

Other		150,000		24,067		9,049

	￦	155,022,413	￦	1,858,637	￦	1,775,341

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	3,108,538	￦	91,341	￦	21,461
Currency
Forwards		331,533		800		7,637
Other		140,000		1,211		497

	￦	3,580,071	￦	93,352	￦	29,595

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Other		140,000		260		2,281

	￦	2,319,779	￦	109,553	￦	3,425

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Gains(losses) on hedging instruments	￦	(47,491)	￦	(26,320)
Gains(losses) on the hedged item attributable to the hedged risk		48,265		42,393

	￦	774	￦	16,073

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	498,000	￦	—	￦	13,367
Currency
Swaps		351,600		18,789		—

	￦	849,600	￦	18,789	￦	13,367

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,033,000	￦	—	￦	16,073
Currency
Swaps		329,760		—		2,551

	￦	1,362,760	￦	—	￦	18,624

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Gains(losses) on hedging instruments	￦	24,047	￦	(8,289)
Gains(losses) on the hedged item attributable to the hedged risk		23,368		(7,765)

Ineffectiveness recognized in profit or loss	￦	679	￦	(524)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Amount recognized in other comprehensive income	￦	23,368	￦	(7,765)
Amount reclassified from equity to profit or loss		(22,118)		(5,426)
Tax effect		(525)		2,694

	￦	725	￦	(10,497)

Hedges of a net investment in a foreign operation

The Group applies hedge accounting by designating non-derivative financial instruments as hedging instruments of a net investment in a foreign operation for year ended December 31, 2015.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The effective portion of gain(loss) on hedging instruments recognized in other comprehensive income(loss) is as follows:

(In millions of Korean won)	2015
Other comprehensive income(loss)	￦	(33,611)
Tax effect		8,134

Other comprehensive income(loss) after tax	￦	(25,477)

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2015
Financial debentures in foreign currencies	￦	582,205

10. Loans

Loans as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Loans	￦	246,911,148	￦	233,300,563
Deferred loan origination fees and costs		676,276		601,142
Less: Allowances for loan losses		(2,582,054)		(2,452,052)

Carrying amount	￦	245,005,370	￦	231,449,653

Loans to banks as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Loans	￦	6,779,962	￦	6,208,391
Less: Allowances for loan losses		(39)		—

Carrying amount	￦	6,779,923	￦	6,208,391

Loans to customers other than banks as of December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	119,232,458	￦	93,544,200	￦	—	￦	212,776,658
Loans in foreign currencies		42,413		2,659,902		—		2,702,315
Domestic import usance bills		—		3,445,301		—		3,445,301
Off-shore funding loans		—		584,914		—		584,914
Call loans		—		198,045		—		198,045
Bills bought in Korean won		—		5,257		—		5,257
Bills bought in foreign currencies		—		2,812,217		—		2,812,217
Guarantee payments under payment guarantee		109		26,129		—		26,238
Credit card receivables in Korean won		—		—		12,131,776		12,131,776
Credit card receivables in foreign currencies		—		—		4,149		4,149
Reverse repurchase agreements		—		228,000		—		228,000
Privately placed bonds		—		822,037		—		822,037
Factored receivables		2,658,457		48,568		—		2,707,025
Lease receivables		1,149,352		61,054		—		1,210,406
Loans for installment credit		1,153,124		—		—		1,153,124

		124,235,913		104,435,624		12,135,925		240,807,462

Proportion (%)		51.59		43.37		5.04		100.00
Allowances		(491,352)		(1,692,313)		(398,350)		(2,582,015)

	￦	123,744,561	￦	102,743,311	￦	11,737,575	￦	238,225,447

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	114,712,199	￦	85,633,171	￦	—	￦	200,345,370
Loans in foreign currencies		50,047		2,574,041		—		2,624,088
Domestic import usance bills		—		3,693,951		—		3,693,951
Off-shore funding loans		—		664,794		—		664,794
Call loans		—		292,043		—		292,043
Bills bought in Korean won		—		6,678		—		6,678
Bills bought in foreign currencies		—		1,958,251		—		1,958,251
Guarantee payments under payment guarantee		418		12,975		—		13,393
Credit card receivables in Korean won		—		—		11,629,215		11,629,215
Credit card receivables in foreign currencies		—		—		3,081		3,081
Reverse repurchase agreements		—		1,082,200		—		1,082,200
Privately placed bonds		—		743,348		—		743,348
Factored receivables		2,741,789		50,435		—		2,792,224
Lease receivables		808,866		50,973		—		859,839
Loans for installment credit		984,839		—		—		984,839

		119,298,158		96,762,860		11,632,296		227,693,314

Proportion (%)		52.39		42.50		5.11		100.00
Allowances		(536,959)		(1,525,152)		(389,941)		(2,452,052)

	￦	118,761,199	￦	95,237,708	￦	11,242,355	￦	225,241,262

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in deferred loan origination fees and costs for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	627,291	￦	499,488	￦	467,226	￦	—	￦	659,553
Other origination costs		57,491		66,992		46,575		—		77,908

		684,782		566,480		513,801		—		737,461

Deferred loan origination fees
Loans in Korean won		62,356		39,221		57,857		—		43,720
Other origination fees		21,284		13,726		17,554		9		17,465

		83,640		52,947		75,411		9		61,185

	￦	601,142	￦	513,533	￦	438,390	￦	(9)	￦	676,276

(In millions of Korean won)	2014
	Beginning		Increase		Decrease		Business Combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	510,901	￦	402,415	￦	310,681	￦	24,656	￦	—	￦	627,291
Other origination costs		377		40,693		63,486		79,907		—		57,491

		511,278		443,108		374,167		104,563		—		684,782

Deferred loan origination fees
Loans in Korean won		80,363		51,216		71,495		2,272		—		62,356
Other origination fees		7,670		10,526		25,564		28,645		7		21,284

		88,033		61,742		97,059		30,917		7		83,640

	￦	423,245	￦	381,366	￦	277,108	￦	73,646	￦	(7)	￦	601,142

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Retail		Corporate		Credit card		Total
Beginning	￦	536,959	￦	1,525,152	￦	389,941	￦	2,452,052
Written-off		(354,107)		(688,330)		(376,523)		(1,418,960)
Recoveries from written-off loans		195,438		159,490		138,318		493,246
Sale		(4,052)		(46,157)		—		(50,209)
Provision[1]		115,997		728,319		255,390		1,099,706
Other changes		1,117		13,878		(8,776)		6,219

Ending	￦	491,352	￦	1,692,352	￦	398,350	￦	2,582,054

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Retail		Corporate		Credit card		Total
Beginning	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184
Written-off		(576,084)		(1,087,897)		(427,059)		(2,091,040)
Recoveries from written-off loans		139,131		260,574		131,046		530,751
Sale		(6,736)		(65,163)		—		(71,899)
Provision[1]		341,783		589,913		279,413		1,211,109
Business combination		58,346		24,294		—		82,640
Other changes		9		(67,443)		(3,259)		(70,693)

Ending	￦	536,959	￦	1,525,152	￦	389,941	￦	2,452,052

[1]	Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 23), reversal for financial guarantees contracts (Note 23), and provision for other financial assets (Note 18).

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,509,783	￦	3,067,490
Financial bonds		3,973,387		4,049,449
Corporate bonds		2,106,163		1,826,682
Asset-backed securities		316,485		318,893
Others		418,325		449,694
Equity securities:
Stocks		38,124		69,736
Beneficiary certificates		603,769		288,281
Others		69,060		51,345

		10,035,096		10,121,570

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		145,542		—
Equity securities:
Beneficiary certificates		195,536		134,172
Derivative linked securities		797,890		502,168

		1,138,968		636,340

Total financial assets at fair value through profit or loss	￦	11,174,064	￦	10,757,910

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	3,756,819	￦	4,702,036
Financial bonds		7,241,493		6,980,846
Corporate bonds		4,979,535		6,119,889
Asset-backed securities		5,215,974		1,211,343
Others		416,842		345,708
Equity securities:
Stocks		2,045,381		2,402,675
Equity investments and others		66,246		74,596
Beneficiary certificates		1,264,941		554,373

		24,987,231		22,391,466

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,592,221		3,556,913
Financial bonds		1,863,810		1,262,187
Corporate bonds		5,529,595		7,277,779
Asset-backed securities		4,163,902		472,275

		14,149,528		12,569,154

Total financial investments	￦	39,136,759	￦	34,960,620

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Impairment	Reversal		Net
Available-for-sale financial assets	￦ (227,588)	￦	265	￦ (227,323)

(In millions of Korean won)	2014
	Impairment	Reversal		Net
Available-for-sale financial assets	￦ 195,929	￦	260	￦ 195,669

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

13. Investments in associates

Investments in associates as of December 31, 2015 and 2014, are as follows:

(in millions of Korean won)	2015
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	33.29	￦	882,134	￦	1,077,380	￦	1,077,014	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		125,462		128,275		128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.[2]	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		(21,990)		—	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[10]	50.00		26,885		25,895		25,508	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[2]	17.73		172,441		187,596		183,117	Other finance	Korea
Shinla Construction Co., Ltd.	20.24		—		(518)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		131,011		127,539	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		(1,879)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	25.00		30,950		29,090		28,470	Investment finance	Korea
Terra Co., Ltd.	24.06		—		37		21	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[9]	22.89		—		(580)		149	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[9]	42.88		—		87		33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[9]	35.63		—		(47)		—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[9]	25.62		—		(447)		—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[9]	26.24		—		(186)		56	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[9]	38.62		—		339		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[9]	25.67		—		591		—	Wholesale of underwears	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,328		19,915	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,348		2,348	Investment finance	Korea
Sawnics Co., Ltd.	26.93		1,500		1,397		1,397	Manufacture of mobile phone parts	Korea

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

KB-Glenwood Private Equity Fund[2]	0.03		10		10		10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[2,4]	0.19		10		20		20	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company[2,5]	0.25		40		78		78	Special Purpose Acquisition Company	Korea
KB No.7 Special Purpose Acquisition Company[2,6]	0.93		50		88		88	Special Purpose Acquisition Company	Korea
KB No.8 Special Purpose Acquisition Company[2,7]	0.10		10		19		19	Special Purpose Acquisition Company	Korea
KB No.9 Special Purpose Acquisition Company[2]	4.97		16		15		15	Special Purpose Acquisition Company	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		9,481		9,481	Automobile installment	Korea

		￦	2,456,962	￦	1,718,840	￦	1,737,840

(in millions of Korean won)	2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[2]	12.61	￦	122,623	￦	125,119	￦	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,222		4,222	Credit information	Korea
UAMCO., Ltd.[2]	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[10]	50.00		31,635		26,176		23,559	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[2]	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd.[8]	41.73		—		178		20	Architectural design and service	Korea
Shinla Construction Co., Ltd.	20.24		—		(504)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		127,525		124,074	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		(1,716)		—	Operation of highways and related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,402		19,989	Investment finance	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	25.00		26,250		23,204		22,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,287		2,287	Investment finance	Korea
KB-Glenwood Private Equity Fund [2]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		(99)		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

KB No.3 Special Purpose Acquisition Company[2]	0.19		20		39		39	Special Purpose Acquisition Company	Korea
KB No.4 Special Purpose Acquisition Company[2]	0.19		30		38		38	Special Purpose Acquisition Company	Korea
KB No.5 Special Purpose Acquisition Company[2,4]	0.19		10		19		19	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company[2,5]	0.25		40		77		77	Special Purpose Acquisition Company	Korea

		￦	1,579,889	￦	681,250	￦	670,332

[1]	The fair value of KB Insurance Co., Ltd., reflecting the published market price, as of December 31, 2015, amounts to ￦583,205 million.
[2]	As of December 31, 2015 and 2014, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[3]	Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2015 and 2014, are ￦21,863 million and ￦42,945 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[4]	The fair value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015 and 2014, amounts to ￦20 million and ￦20 million, respectively.
[5]	The fair value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015 and 2014, amounts to ￦74 million and ￦84 million, respectively.
[6]	The fair value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ￦102 million.
[7]	The fair value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2015, amounts to ￦20 million.
[8]	On June 23, 2015, the Group lost significant influence as the Seoul District Court approved the bankruptcy.
[9]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[10]	Although the Group holds over than a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.

Summarized financial information on major associates:

(In millions of Korean won)	2015[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
KB Insurance Co., Ltd. (initial acquisition 22.59%)	￦	29,007,556	￦	25,769,760	￦	30,000	￦	3,237,796	￦	724,599	￦	(366)	￦	1,077,014
(additional acquisition 10.70%)		29,127,877		25,798,877		30,000		3,329,000		352,781
Balhae Infrastructure Fund		1,019,844		2,198		1,021,953		1,017,646		128,275		—		128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		25,895		(387)		25,508
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		131,011		(3,472)		127,539
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KB Star office Private real estate Investment Trust No.1		218,308		121,749		95,000		96,559		20,328		(413)		19,915
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		117,473		1,112		123,800		116,361		29,090		(620)		28,470
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		117,535		87		102,500		117,448		2,348		—		2,348
KB-Glenwood Private Equity Fund		30,558		2,661		31,100		27,897		10		—		10
KB No.5 Special Purpose Acquisition Company		12,576		2,140		522		10,436		20		—		20
KB No.6 Special Purpose Acquisition Company		34,792		3,673		1,600		31,119		78		—		78
KB No.7 Special Purpose Acquisition Company		10,446		1,145		535		9,301		88		—		88
KB No.8 Special Purpose Acquisition Company		22,380		2,495		1,031		19,885		19		—		19
KB No.9 Special Purpose Acquisition Company		2,992		2,689		32		303		15		—		15
SY Auto Capital Co., Ltd.		19,609		259		20,000		19,350		9,481		—		9,481

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2015[1]
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
KB Insurance Co., Ltd. [2] (initial acquisition 22.59%)	￦	5,488,210	￦	71,980	￦	14,726	￦	86,706	￦	—
(additional acquisition 10.70%)		2,545,858		21,815		(35,440)		(13,625)
Balhae Infrastructure Fund		50,214		41,594		—		41,594		4,926
Korea Credit Bureau Co., Ltd.		53,184		2,005		1,098		3,103		—
UAMCO., Ltd.		452,759		68,078		(276)		67,802		—
JSC Bank CenterCredit		320,307		(159,985)		452		(159,533)		1
KoFC KBIC Frontier Champ 2010-5(PEF)		10,977		9,292		(331)		8,961		—
United PF 1st Recovery Private Equity Fund		99,712		18,911		—		18,911		—
KB GwS Private Securities Investment Trust		40,454		39,454		—		39,454		7,086
Incheon Bridge Co., Ltd.		87,230		(803)		—		(803)		—
KB Star office Private real estate Investment Trust No.1		15,990		7,727		—		7,727		1,620
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		8,915		(3,117)		7,978		4,861		—
NPS KBIC Private Equity Fund No. 1		—		(11)		—		(11)		—
KBIC Private Equity Fund No. 3		3,362		3,045		—		3,045		—
KB-Glenwood Private Equity Fund		—		(390)		—		(390)		—
KB No.5 Special Purpose Acquisition Company		—		278		—		278		—
KB No.6 Special Purpose Acquisition Company		—		781		—		781		—
KB No.7 Special Purpose Acquisition Company		—		(14)		—		(14)		—
KB No.8 Special Purpose Acquisition Company		—		(404)		—		(404)		—
KB No.9 Special Purpose Acquisition Company		—		(11)		—		(11)		—
SY Auto Capital Co., Ltd.		42		(651)		—		(651)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	The amounts disclosed are for the period from the deemed acquisition date to the year end.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	994,768	￦	2,158	￦	999,430	￦	992,610	￦	125,119	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd.		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		26,176		(2,617)		23,559
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd.[2]		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		127,525		(3,451)		124,074
Incheon Bridge Co., Ltd.		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KB Star office Private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		(413)		19,989
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		94,731		1,917		105,000		92,814		23,204		(875)		22,329
NPS KBIC Private Equity Fund No. 1		151		146		—		5		—		—		—
KBIC Private Equity Fund No. 3		114,575		162		102,500		114,413		2,287		—		2,287
KB-Glenwood Private Equity Fund		30,558		1,804		31,100		28,754		10		—		10
KB No.3 Special Purpose Acquisition Company		21,904		1,531		1,052		20,373		39		—		39
KB No.4 Special Purpose Acquisition Company		22,567		2,382		1,052		20,185		38		—		38
KB No.5 Special Purpose Acquisition Company		12,399		2,382		522		10,017		19		—		19
KB No.6 Special Purpose Acquisition Company		34,434		3,515		1,600		30,919		77		—		77

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[2]	As the financial statements as of December 31, 2014, were not available, the Group applied the equity method by using the financial statements as of November 30, 2014, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

(In millions of Korean won)	2014[1]
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	53,100	￦	44,616	￦	—	￦	44,616	￦	6,280
Korea Credit Bureau Co., Ltd.		46,111		114		—		114		—
UAMCO., Ltd.		548,990		57,438		—		57,438		35,041
JSC Bank CenterCredit		425,506		(22,973)		(26,987)		(49,960)		2
KoFC KBIC Frontier Champ 2010-5(PEF)		16,942		957		(3,249)		(2,292)		3,230
United PF 1st Recovery Private Equity Fund		105,369		(1,962)		—		(1,962)		—
CH Engineering Co., Ltd.[2]		787		251		—		251		—
KB GwS Private Securities Investment Trust		39,207		38,207		—		38,207		9,229
Incheon Bridge Co., Ltd.		83,578		(8,185)		—		(8,185)		—
KB Star office Private real estate Investment Trust No.1		17,413		8,585		—		8,585		1,752
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		9,228		3,771		(6,337)		(2,566)		—
NPS KBIC Private Equity Fund No. 1		59,068		55,241		(53,847)		1,394		4,274
KBIC Private Equity Fund No. 3		3,539		3,222		—		3,222		—
KB-Glenwood Private Equity Fund		—		(10)		—		(10)		—
KB No.3 Special Purpose Acquisition Company		—		(392)		—		(392)		—
KB No.4 Special Purpose Acquisition Company		—		(313)		—		(313)		—
KB No.5 Special Purpose Acquisition Company		—		(193)		—		(193)		—
KB No.6 Special Purpose Acquisition Company		—		(555)		—		(555)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2014 are not available, the Group applied the equity method by using the financial statements as of November 30, 2014, adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in investments in associates for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.[1]	￦	—	￦	882,134	￦	—	￦	—	￦	195,344	￦	(464)	￦	—	￦	1,077,014
Balhae Infrastructure Fund		125,119		2,839		—		(4,926)		5,243		—		—		128,275
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		259		99		—		4,580
UAMCO., Ltd.		121,182		—		—		—		8,525		—		—		129,707
JSC Bank CenterCredit		29,279		—		—		(1)		(29,278)		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		(4,750)		—		7,894		(1,195)		—		25,508
United PF 1st Recovery Private Equity Fund		198,089		—		(19,028)		—		4,056		—		—		183,117
KB GwS Private Securities Investment Trust		124,074		—		—		(7,086)		10,551		—		—		127,539
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		22,329		7,450		(2,750)		—		(1,158)		2,599		—		28,470
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—		—
Terra Co., Ltd.		—		—		—		—		21		—		—		21
MJT&I Co., Ltd.		—		—		—		—		149		—		—		149
Jungdong Steel Co., Ltd.		—		—		—		—		33		—		—		33
Shinhwa Underwear Co., Ltd.		—		—		—		—		56		—		—		56
KB Star office Private real estate Investment Trust No.1		19,989		—		—		(1,620)		1,546		—		—		19,915
KBIC Private Equity Fund No. 3		2,287		—		—		—		61		—		—		2,348
Sawnics Co., Ltd.		—		1,500		—		—		(103)		—		—		1,397
E-clear International Co., Ltd.		—		600		(600)		—		—		—		—		—
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.3 Special Purpose Acquisition Company		39		—		(39)		—		—		—		—		—
KB No.4 Special Purpose Acquisition Company		38		—		(38)		—		—		—		—		—
KB No.5 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.6 Special Purpose Acquisition Company		77		—		—		—		2		(1)		—		78
KB No.7 Special Purpose Acquisition Company[2]		—		50		—		—		—		—		38		88
KB No.8 Special Purpose Acquisition Company[3]		—		10		—		—		(1)		—		10		19
KB No.9 Special Purpose Acquisition Company		—		16		—		—		(1)		—		—		15
SY Auto Capital Co., Ltd.		—		9,800		—		—		(319)		—		—		9,481

	￦	670,332	￦	904,399	￦	(27,205)	￦	(13,633)	￦	202,861	￦	1,038	￦	48	￦	1,737,840

[1]	Gain on valuation of equity-method investments amounting to ￦177,114 million of KB Insurance Co., Ltd. was recognized due to gains on bargain purchase.
[2]	Other gain of KB No.7 Special Purpose Acquisition Company amounting to ￦38 million represents the changes in interests due to unequal paid-in capital increase in the associate.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[3]	Other gain of KB No.8 Special Purpose Acquisition Company amounting to ￦10 million represents the changes in interests due to unequal paid-in capital increase in the associate.

(In millions of Korean won)	2014
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses)		Other comprehensive income		impairment loss		Ending
Associates
Balhae Infrastructure Fund	￦	124,968	￦	807	￦	—	￦	(6,280)	￦	5,624	￦	—	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		37		—		—		4,222
UAMCO., Ltd.		150,826		—		—		(35,041)		5,397		—		—		121,182
JSC Bank CenterCredit		68,110		—		—		(2)		(6,278)		(32,551)		—		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		50		(15,995)		(3,230)		(5,877)		3,586		(368)		23,559
Semiland Co., Ltd.		2,639		—		(2,628)		(11)		—		—		—		—
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		148		—		—		198,089
CH Engineering Co., Ltd.		—		—		—		—		20		—		—		20
Kores Co., Ltd.		1,505		—		(1,505)		—		—		—		—		—
KB GwS Private Securities Investment Trust		123,085		—		—		(9,229)		10,218		—		—		124,074
KB Star office Private real estate Investment Trust No.1		19,934		—		—		(1,752)		1,807		—		—		19,989
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		10,329		12,225		—		—		1,880		(2,105)		—		22,329
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(4,274)		1,414		(1,378)		—		—
KBIC Private Equity Fund No. 3		2,223		—		—		—		64		—		—		2,287
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10
Terra Co., Ltd.		4		—		—		—		(4)		—		—		—
KB No.2 Special Purpose Acquisition Company		—		15		(15)		—		—		—		—		—
KB No.3 Special Purpose Acquisition Company		—		20		—		—		19		—		—		39
KB No.4 Special Purpose Acquisition Company		—		4,483		(4,453)		—		8		—		—		38
KB No.5 Special Purpose Acquisition Company		—		10		—		—		9		—		—		19
KB No.6 Special Purpose Acquisition Company		—		40		—		—		37		—		—		77

	￦	755,390	￦	17,650	￦	(24,596)	￦	(59,819)	￦	14,523	￦	(32,448)	￦	(368)	￦	670,332

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method for the years ended December 31, 2015 and 2014, are as follows:

	2015				2014
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
JSC Bank CenterCredit	￦	103,453	￦	103,453	￦	—	￦	—
Incheon Bridge Co., Ltd.		163		1,879		1,287		1,716
Shinla Construction Co., Ltd.		14		148		34		134
Doosung Metal Co., Ltd		49		49		—		—
Myeongwon Tech Co., Ltd		43		43		—		—
Terra Corporation		—		—		115		115

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,081,704	￦	—	￦	(1,018)	￦	2,080,686
Buildings		1,351,011		(408,339)		(5,859)		936,813
Leasehold improvements		629,956		(575,112)		—		54,844
Equipment and vehicles		1,640,777		(1,446,285)		—		194,492
Construction in-progress		635		—		—		635
Financial lease assets		33,505		(13,592)		—		19,913

	￦	5,737,588	￦	(2,443,328)	￦	(6,877)	￦	3,287,383

(In millions of Korean won)	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,970,010	￦	—	￦	—	￦	1,970,010
Buildings		1,231,645		(373,306)		(2,117)		856,222
Leasehold improvements		602,438		(549,942)		—		52,496
Equipment and vehicles		1,725,901		(1,561,480)		—		164,421
Construction in-progress		7,946		—		—		7,946
Financial lease assets		32,965		(1,075)		—		31,890

	￦	5,570,905	￦	(2,485,803)	￦	(2,117)	￦	3,082,985

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending
Land	￦	1,970,010	￦	6,039	￦	104,923	￦	(297)	￦	—	￦	11	￦	2,080,686
Buildings		856,222		9,946		102,760		(898)		(30,712)		(505)		936,813
Leasehold improvement		52,496		6,549		30,797		(1,495)		(38,049)		4,546		54,844
Equipment and vehicles		164,421		139,122		—		(875)		(108,242)		66		194,492
Construction in-progress		7,946		67,554		(74,867)		—		—		2		635
Financial lease assets		31,890		554		—		—		(12,518)		(13)		19,913

	￦	3,082,985	￦	229,764	￦	163,613	￦	(3,565)	￦	(189,521)	￦	4,107	￦	3,287,383

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business Combination		Others		Ending
Land	￦	1,991,831	￦	11,371	￦	(37,017)	￦	—	￦	—	￦	3,850	￦	(25)	￦	1,970,010
Buildings		864,549		12,884		2,044		—		(29,335)		6,159		(79)		856,222
Leasehold improvement		56,024		3,854		30,420		(605)		(40,570)		791		2,582		52,496
Equipment and vehicles		139,539		110,269		1,947		(333)		(90,200)		2,285		914		164,421
Construction in-progress		—		63,629		(55,683)		—		—		—		—		7,946
Financial lease assets		8,900		40,873		(1,947)		—		(15,936)		—		—		31,890

	￦	3,060,843	￦	242,880	￦	(60,236)	￦	(938)	￦	(176,041)	￦	13,085	￦	3,392	￦	3,082,985

[1]	Including transfers with investment property and assets held for sale.
[2]	Including depreciation cost and others ￦94 million and ￦82 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2015 and 2014, respectively.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
2015
Beginning	Impairment	Reversal	Others	Ending
￦(2,117)	￦(557)	￦ —	￦(4,203)	￦(6,877)

(In millions of Korean won)
2014
Beginning	Impairment	Reversal	Others	Ending
￦(2,117)	￦ —	￦ —	￦ —	￦(2,117)

The details of investment property as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	125,291	￦	—	￦	(738)	￦	124,553
Buildings		97,676		(10,414)		—		87,262

	￦	222,967	￦	(10,414)	￦	(738)	￦	211,815

(In millions of Korean won)	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	229,437	￦	—	￦	(738)	￦	228,699
Buildings		157,885		(9,040)		—		148,845

	￦	387,322	￦	(9,040)	￦	(738)	￦	377,544

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2015, are as follows:

(In millions of Korean won)	2015
	Fair value		Valuation technique	Inputs
Land and buildings	￦	404,713	Cost Approach Method	- Price per square meter
				- Replacement cost

As of December 31, 2015 and 2014, fair values of the investment properties amount to ￦404,713 million and ￦379,812 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Rental income from the above investment properties for the years ended December 31, 2015 and 2014, amounts to ￦22,201 million and ￦7,107 million, respectively.

The changes in investment property for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition		Transfers		Depreciation		Ending
Land	￦	228,699	￦	21	￦	(104,167)	￦	—	￦	124,553
Buildings		148,845		4,268		(62,499)		(3,352)		87,262

	￦	377,544	￦	4,289	￦	(166,666)	￦	(3,352)	￦	211,815

(In millions of Korean won)	2014
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Ending
Land	￦	94,708	￦	132,924	￦	(262)	￦	—	￦	1,329	￦	228,699
Buildings		71,551		79,071		288		(2,065)		—		148,845

	￦	166,259	￦	211,995	￦	26	￦	(2,065)	￦	1,329	￦	377,544

15. Intangible Assets

The details of intangible assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		935,686		(705,039)		(26,211)		204,436

	￦	1,267,393	￦	(705,039)	￦	(95,526)	￦	466,828

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		900,951		(649,723)		(24,698)		226,530

	￦	1,232,658	￦	(649,723)	￦	(94,013)	￦	488,922

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of goodwill as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	￦	331,707	￦	262,392	￦	331,707	￦	262,392

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
2015
Beginning		Impairment		Others		Ending
￦	69,315	￦	—	￦	—	￦	69,315

(In millions of Korean won)
2014
Beginning		Impairment		Others		Ending
￦	46,533	￦	22,782	￦	—	￦	69,315

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2015, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank										KB Savings Bank Co., Ltd. and Yehansoul
	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Investment Securities		KB Capital Co., Ltd.		Savings Bank Co., Ltd.	Total
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	58,889	￦	79,609	￦ 57,404	￦	262,392
Recoverable amount exceeded carrying amount		5,008,711		2,171,276		543		12,548		177,874	2,491		7,373,443
Discount rate (%)		15.30		15.60		30.90		21.74		13.32	14.49
Permanent growth rate (%)		2.00		2.00		2.00		2.00		2.00	1.00

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for KB Savings Bank Co., Ltd. and Yehansoul Savings Bank and 2.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,497	￦	(1,177)	￦	—	￦	320
Software		675,490		(600,481)		—		75,009
Other intangible assets		217,213		(96,186)		(26,211)		94,816
Finance leases assets		41,486		(7,195)		—		34,291

	￦	935,686	￦	(705,039)	￦	(26,211)	￦	204,436

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,470	￦	(1,079)	￦	—	￦	391
Software		644,485		(564,887)		—		79,598
Other intangible assets		213,927		(83,190)		(24,698)		106,039
Finance leases assets		41,069		(567)		—		40,502

	￦	900,951	￦	(649,723)	￦	(24,698)	￦	226,530

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	391	￦	75	￦	—	￦	—	￦	(154)	￦	8	￦	320
Software		79,598		39,473		—		—		(44,098)		36		75,009
Other intangible assets[2]		106,039		12,578		(3,619)		(300)		(13,489)		(6,393)		94,816
Finance leases assets		40,502		647		—		—		(6,843)		(15)		34,291

	￦	226,530	￦	52,773	￦	(3,619)	￦	(300)	￦	(64,584)	￦	(6,364)	￦	204,436

(In millions of Korean won)	2014
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
Industrial property rights	￦	469	￦	74	￦	—	￦	—	￦	(151)	￦	—	￦	(1)	￦	391
Software		113,797		24,516		—		4,528		(62,805)		364		(802)		79,598
Other intangible assets[2]		115,318		6,165		(4,455)		—		(11,805)		2,050		(1,234)		106,039
Finance leases assets		8,055		45,305		—		(4,528)		(8,330)		—		—		40,502

	￦	237,639	￦	76,060	￦	(4,455)	￦	—	￦	(83,091)	￦	2,414	￦	(2,037)	￦	226,530

[1]	Including ￦56 million and ￦59 million recorded in other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2015 and 2014.
[2]	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	￦ (24,698)	￦ (6,627)	￦	360	￦	4,754	￦ (26,211)

(In millions of Korean won)	2014
	Beginning	Impairment	Reversal		Disposal and others	Ending
Accumulated impairment losses on intangible assets	￦ (23,217)	￦ (1,888)	￦	411	￦ (4)	￦ (24,698)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in emissions rights for year ended December 31, 2015, are as follows:

(KAU, in millions of Korean won)
	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	—	￦	—	—	￦	—	—	￦	—	—	￦	—
Free of charges	116,799		—	112,137		—	109,140		—	338,076		—

Ending	116,799	￦	—	112,137	￦	—	109,140	￦	—	338,076	￦	—

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Assets		Liabilities		Net amount
Other provisions	￦	108,757	￦	—	￦	108,757
Allowances for loan losses		1,229		—		1,229
Impairment losses on property and equipment		5,197		(358)		4,839
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,601		—		8,601
Provisions for guarantees		38,225		—		38,225
Losses(gains) from valuation on derivative financial instruments		28,736		(31,214)		(2,478)
Present value discount		11,290		(9,133)		2,157
Losses(gains) from fair value hedged item		2,876		—		2,876
Accrued interest		—		(81,893)		(81,893)
Deferred loan origination fees and costs		5,851		(152,390)		(146,539)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries		8,543		(96,188)		(87,645)
Derivative linked securities		747,844		(779,751)		(31,907)
Others		669,750		(381,964)		287,786

		1,636,968		(1,807,838)		(170,870)
Offsetting of deferred income tax assets and liabilities		(1,628,595)		1,628,595		—

	￦	8,373	￦	(179,243)	￦	(170,870)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Assets		Liabilities		Net amount
Other provisions	￦	99,369	￦	—	￦	99,369
Allowances for loan losses		2,416		(1,900)		516
Impairment losses on property and equipment		5,590		(358)		5,232
Interest on equity index-linked deposits		183		—		183
Share-based payments		8,134		—		8,134
Provisions for guarantees		50,115		—		50,115
Losses(gains) from valuation on derivative financial instruments		3,714		(52,714)		(49,000)
Present value discount		8,078		(10,694)		(2,616)
Losses(gains) from fair value hedged item		12,834		—		12,834
Accrued interest		—		(79,385)		(79,385)
Deferred loan origination fees and costs		9,265		(132,815)		(123,550)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		12,635		(74,504)		(61,869)
Derivative linked securities		336,025		(338,587)		(2,562)
Others		703,497		(363,600)		339,897

		1,251,855		(1,329,504)		(77,649)
Offsetting of deferred income tax assets and liabilities		(1,236,293)		1,236,293		—

	￦	15,562	￦	(93,211)	￦	(77,649)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦553,376 million associated with investments in subsidiaries and others as of December 31, 2015, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦67 million, ￦80,204 million and ￦170,214 million associated with loss on other provisions, SPE repurchase and others, respectively, as of December 31, 2015, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦66,345 million associated with investment in subsidiaries and associates as of December 31, 2015, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2015, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in cumulative temporary differences for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	53,033	￦	53,033	￦	11,882	￦	11,882
Other provisions		410,813		385,987		424,649		449,475
Allowances for loan losses		6,133		5,751		4,697		5,079
Impairment losses on property and equipment		22,363		22,363		21,476		21,476
Deferred loan origination fees and costs		37,373		37,373		23,491		23,491
Interest on equity index-linked deposits		758		758		287		287
Share-based payments		33,613		33,613		35,542		35,542
Provisions for guarantees		225,414		225,414		157,954		157,954
Gains(losses) from valuation on derivative financial instruments		15,171		15,171		118,745		118,745
Present value discount		11,762		11,762		42,288		42,288
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		599,199		74,367		—		524,832
Derivative linked securities		1,388,534		1,388,534		3,090,264		3,090,264
Others		3,107,725		1,853,484		1,750,722		3,004,963

		5,992,095	￦	4,107,610	￦	5,681,997		7,566,482

Unrecognized deferred income tax assets:
Other provisions		199						67
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		563,040						553,376
Others		172,199						170,214

		5,176,453						6,762,621
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,251,855					￦	1,636,968

Taxable temporary differences
Accrued interest	￦	(329,039)	￦	(180,430)	￦	(189,793)	￦	(338,402)
Allowances for loans losses		(7,850)		(7,850)		—		—
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(548,978)		(548,978)		(629,161)		(629,161)
Gains(losses) from valuation on derivative financial instruments		(217,826)		(217,245)		(128,404)		(128,985)
Present value discount		(44,190)		(9,600)		(3,151)		(37,741)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		—		—		(1,136,143)
Investments in subsidiaries and others		(322,693)		(21)		(85,818)		(408,490)
Derivative linked securities		(1,399,118)		(1,399,118)		(3,222,110)		(3,222,110)
Others		(1,501,829)		(438,757)		(543,867)		(1,606,939)

		(5,574,435)	￦	(2,801,999)	￦	(4,802,304)		(7,574,740)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(27,367)						(66,345)
Others		—						(1,914)

		(5,481,780)						(7,441,193)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,329,504)					￦	(1,807,838)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		470,329		445,632		386,116		410,813
Allowances for loan losses		705		292		5,720		6,133
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Deferred loan origination fees and costs		54,616		54,772		37,529		37,373
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		35,174		35,174		33,613		33,613
Provisions for guarantees		208,524		208,524		225,414		225,414
Gains(losses) from valuation on derivative financial instruments		4,319		4,319		15,171		15,171
Present value discount		10,555		10,555		11,762		11,762
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		890,631		310,123		18,691		599,199
Derivative linked securities		1,097,012		1,097,012		1,388,534		1,388,534
Others		2,357,500		1,349,309		2,099,534		3,107,725

		5,291,733	￦	3,597,794	￦	4,298,156		5,992,095

Unrecognized deferred income tax assets:
Share-based payments		—						—
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		603,097						563,040
Others		94,786						172,199

		4,513,396						5,176,453
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,095,876					￦	1,251,855

Taxable temporary differences
Losses(gains) from fair value hedged item	￦	(502)	￦	(502)	￦	—	￦	—
Accrued interest		(336,776)		(220,808)		(213,071)		(329,039)
Allowances for loans losses		(8,752)		(902)		—		(7,850)
Impairment losses on property and equipment		—		—		(1,481)		(1,481)
Deferred loan origination fees and costs		(403,026)		(403,026)		(548,978)		(548,978)
Gains(losses) from valuation on derivative financial instruments		(62,577)		(61,187)		(216,436)		(217,826)
Present value discount		(30,964)		—		(13,226)		(44,190)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,140,730)		(4,587)		—		(1,136,143)
Investments in subsidiaries and others		(367,717)		(60,223)		(15,199)		(322,693)
Derivative linked securities		(1,091,009)		(1,091,009)		(1,399,118)		(1,399,118)
Others		(1,386,712)		(562,646)		(677,763)		(1,501,829)

		(4,894,053)	￦	(2,404,890)	￦	(3,085,272)		(5,574,435)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(118,749)						(27,367)

		(4,710,016)						(5,481,780)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,142,270)					￦	(1,329,504)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

17. Assets held for sale

The details of assets held for sale as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	35,997	￦	(8,531)	￦	27,466	￦	28,659
Buildings		37,115		(15,953)		21,162		21,621

	￦	73,112	￦	(24,484)	￦	48,628	￦	50,280

(In millions of Korean won)	2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		52,774		(20,393)		32,381		33,752

	￦	100,192	￦	(29,835)	￦	70,357	￦	74,282

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2015, are as follows:

(In millions of Korean won)
	2015
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Land and buildings	￦	35,447	Market comparison approach model	Adjustment index	0.10~1.16	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

		14,833	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦4.9 million Time point adjustment: 0.9987 Individual factor: 0.85	Fair value increases as the unit price per area of exclusive possess and others rise.

	￦	50,280

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
2015
Beginning	Provision	Reversal		Others		Ending
￦ (34,066)	￦ (2,110)	￦	399	￦	11,293	￦ (24,484)

(In millions of Korean won)
2014
Beginning	Provision	Reversal		Others		Ending
￦ (23,439)	￦ (16,592)	￦	—	￦	5,965	￦ (34,066)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015, buildings and land classified as assets held for sale consist of 10 pieces of real estate of closed branches and KB Wellyan Private Equity Real Estate Fund No. 6 and 7, which were acquired from the litigation of KB Asset Management Co., Ltd. The management of the Group decided to sell the assets, and accordingly, the assets were classified as assets held for sale. As of December 31, 2015, two assets out of above assets held for sale are under negotiation for sale and the remaining assets are also being actively marketed.

18. Other Assets

The details of other assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial assets
Other receivables	￦	3,652,481	￦	3,185,783
Accrued income		1,163,368		1,166,555
Guarantee deposits		1,204,474		1,339,572
Domestic exchange settlement debits		2,145,654		2,096,804
Others		52,258		119,733
Allowances for loan losses		(308,699)		(347,918)
Present value discount		(1,596)		(898)

		7,907,940		7,559,631

Other non-financial assets
Other receivables		5,238		1,469
Prepaid expenses		280,563		327,633
Guarantee deposits		4,232		4,081
Insurance assets		112,489		127,493
Separate account assets		852,648		689,701
Others		236,571		96,759
Allowances on other asset		(23,977)		(23,294)

		1,467,764		1,223,842

	￦	9,375,704	￦	8,783,473

The changes in allowances for loan losses on other assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Other financial assets		Other non- financial assets		Total
Beginning	￦	347,918	￦	23,294	￦	371,212
Written-off		(48,286)		(884)		(49,170)
Provision		6,083		1,567		7,650
Others		2,984		—		2,984

Ending	￦	308,699	￦	23,977	￦	332,676

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	580,651	￦	16,402	￦	597,053
Written-off		(293,614)		(2,436)		(296,050)
Provision		38,091		3,930		42,021
Business combination		1,085		—		1,085
Others		21,705		5,398		27,103

Ending	￦	347,918	￦	23,294	￦	371,212

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial liabilities held for trading
Securities sold	￦	517,458	￦	784,892
Other		69,465		51,650

		586,923		836,542

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		2,387,681		982,426

		2,387,681		982,426

Total financial liabilities at fair value through profit or loss	￦	2,974,604	￦	1,818,968

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Financial liabilities designated at fair value through profit or loss	￦	2,387,681	￦	982,426
Changes in fair value resulting from changes in the credit risk		(15,602)		(4,848)
Accumulated changes in fair value resulting from changes in the credit risk		(30,112)		(14,510)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

20. Deposits

The details of deposits as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Demand deposits
Demand deposits in Korean won	￦	91,678,321	￦	75,835,847
Demand deposits in foreign currencies		4,147,646		3,019,063

		95,825,967		78,854,910

Time deposits
Time deposits in Korean won		120,225,483		128,627,173
Fair value adjustments on fair value hedged time deposits in Korean won		(201)		(958)

		120,225,282		128,626,215

Time deposits in foreign currencies		3,623,160		2,484,949
Fair value adjustments on fair value hedged time deposits in foreign currencies		(17,671)		—

		3,605,489		2,484,949

		123,830,771		131,111,164

Certificates of deposits		4,611,447		1,583,047

	￦	224,268,185	￦	211,549,121

21. Debts

The details of debts as of December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015		2014
Borrowings	￦	12,304,226	￦	11,908,698
Repurchase agreements and others		1,845,611		1,074,146
Call money		2,090,906		2,881,656

	￦	16,240,743	￦	15,864,500

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of borrowings as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2015		2014
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	￦	1,421,375	￦	1,002,796
	Borrowings from the government	KEA (Korea Energy Agency) and others	0.00~3.00		1,156,670		611,378
	Borrowings from banking institutions	Industrial Bank of Korea and others	1.18		180		37,874
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		374,369		212,452
	Other borrowings	The Korea Gas Safety Corporation	0.00~4.35		3,360,593		3,980,812

					6,313,187		5,845,312

Borrowings in foreign currencies	Due to banks	JPMorgan Chase Bank.NA and others	—		9,884		3,313
	Borrowings from banking institutions	Commerzbank and others	0.08~1.30		3,530,562		3,522,159
	Other borrowings	The Export-Import Bank of Korea and others	0.86~1.78		212,507		34,460
	Other borrowings	Standard Chartered Bank and others	—		2,238,086		2,503,454

					5,991,039		6,063,386

				￦	12,304,226	￦	11,908,698

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of repurchase agreements and others as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2015		2014
Repurchase agreements	Individuals, Groups and Corporations	1.45~3.84	￦	1,817,754	￦	1,019,071
Bills sold	Counter sale	0.80~1.50		27,857		55,075

			￦	1,845,611	￦	1,074,146

The details of call money as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2015		2014
Call money in Korean won	KEB Hana bank and others	1.33~1.62	￦	1,006,400	￦	1,882,000
Call money in foreign currencies	Central bank Uzbekistan and others	0.24~5.00		1,084,506		999,656

			￦	2,090,906	￦	2,881,656

22. Debentures

The details of debentures as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	Annual Interest rate (%)	2015		2014
Debentures in Korean won
Structured debentures	0.21~8.62	￦	909,788	￦	1,239,238
Subordinated fixed rate debentures in Korean won	3.08~7.51		4,586,829		4,761,124
Fixed rate debentures in Korean won	1.63~5.04		22,500,223		18,839,553
Floating rate debentures in Korean won	1.83~2.09		448,000		1,133,000

			28,444,840		25,972,915
Fair value adjustments on fair value hedged debentures in Korean won			40,171		53,916
Discount on debentures in Korean won			(17,740)		(43,291)

			28,467,271		25,983,540

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Debentures in foreign currencies
Floating rate debentures	0.07~1.57		1,829,124		1,648,175
Fixed rate debentures	0.98~3.63		2,325,537		1,578,980

			4,154,661		3,227,155

Fair value adjustments on fair value hedged debentures in foreign currencies			(10,416)		75
Discount on debentures in foreign currencies			(10,913)		(10,064)

			4,133,332		3,217,166

		￦	32,600,603	￦	29,200,706

The changes in debentures based on face value for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,239,238	￦	120,000	￦	(449,450)	￦	—	￦	909,788
Subordinated fixed rate debentures in Korean won		4,761,124		—		(174,295)		—		4,586,829
Fixed rate debentures in Korean won		18,839,553		78,939,000		(75,278,330)		—		22,500,223
Floating rate debentures in Korean won		1,133,000		30,000		(715,000)		—		448,000

		25,972,915		79,089,000		(76,617,075)		—		28,444,840

Debentures in foreign currencies
Floating rate debentures		1,648,175		179,565		(111,939)		113,323		1,829,124
Fixed rate debentures		1,578,980		1,013,959		(378,577)		111,175		2,325,537

		3,227,155		1,193,524		(490,516)		224,498		4,154,661

	￦	29,200,070	￦	80,282,524	￦	(77,107,591)	￦	224,498	￦	32,599,501

(In millions of Korean won)	2014
	Beginning		Issues		Repayments		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	—	￦	1,239,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(4,082,350)		195,000		—		4,761,124
Fixed rate debentures in Korean won		12,057,142		40,912,000		(36,674,589)		2,545,000		—		18,839,553
Floating rate debentures in Korean won		1,505,858		353,200		(726,058)		—		—		1,133,000

		23,710,712		41,345,200		(41,822,997)		2,740,000		—		25,972,915

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Debentures in foreign currencies
Floating rate debentures		1,143,360		1,084,303		(641,957)		—		62,469		1,648,175
Fixed rate debentures		2,335,059		803,503		(1,633,588)		—		74,006		1,578,980

		3,478,419		1,887,806		(2,275,545)		—		136,475		3,227,155

	￦	27,189,131	￦	43,233,006	￦	(44,098,542)	￦	2,740,000	￦	136,475	￦	29,200,070

23. Provisions

The details of provisions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Provisions for unused loan commitments	￦	195,385	￦	209,964
Provisions for acceptances and guarantees		158,454		207,927
Provisions for financial guarantee contracts		3,809		2,718
Provisions for asset retirement obligation		75,351		73,442
Other		174,861		120,296

	￦	607,860	￦	614,347

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	209,964	￦	207,927	￦	417,891
Effects of changes in foreign exchange rate		788		4,809		5,597
Reversal		(15,367)		(54,282)		(69,649)

Ending	￦	195,385	￦	158,454	￦	353,839

(In millions of Korean won)	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	226,110	￦	209,118	￦	435,228
Effects of changes in foreign exchange rate		548		3,358		3,906
Reversal		(16,694)		(4,549)		(21,243)

Ending	￦	209,964	￦	207,927	￦	417,891

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in provisions for financial guarantee contracts for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	2,718	￦	2,699
Provision		1,091		19

Ending	￦	3,809	￦	2,718

The changes in provisions for asset retirement obligation for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	73,442	￦	76,608
Provision		3,916		5,231
Reversal		(537)		(6,047)
Used		(4,207)		(5,701)
Unwinding of discount		2,042		2,936
Effects of changes in discount rate		695		70
Business combination		—		345

Ending	￦	75,351	￦	73,442

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The changes in other provisions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015
	Membership rewards program		Dormant accounts		Litigations		Greenhouse Gas Emission liabilities[1]		Others		Total
Beginning	￦	11,274	￦	33,996	￦	24,506	￦	—	￦	50,520	￦	120,296
Increase		22,304		27,056		57,691		69		49,905		157,025
Decrease		(24,948)		(19,961)		(10,957)		—		(46,594)		(102,460)

Ending	￦	8,630	￦	41,091	￦	71,240	￦	69	￦	53,831	￦	174,861

[1]	As of December 31, 2015, the estimated greenhouse gas emission is 122,542 tons.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)
	2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538
Increase		21,442		49,040		2,965		3,352		76,799
Decrease		(15,570)		(31,883)		(1,914)		(70,947)		(120,314)
Business Combination		—		—		—		273		273

Ending	￦	11,274	￦	33,996	￦	24,506	￦	50,520	￦	120,296

24. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in the net defined benefit liabilities for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	1,271,078	￦	(1,195,394)	￦	75,684
Current service cost		185,710		—		185,710
Interest cost(income)		37,742		(35,523)		2,219
Past service cost		(47)		—		(47)
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		(5,270)		—		(5,270)
Actuarial gains and losses by changes in financial assumptions		8,864		—		8,864
Actuarial gains and losses by experience adjustments		14,573		—		14,573
Return on plan assets (excluding amounts included in interest income)		—		12,051		12,051
Contributions		—		(214,792)		(214,792)
Payments from plans (settlement)		(93,112)		93,112		—
Payments from the Group		(5,973)		—		(5,973)
Transfer in		5,950		(5,819)		131
Transfers out		(5,968)		5,962		(6)
Effect of exchange rate changes		22		—		22
Others		31		—		31

Ending	￦	1,413,600	￦	(1,340,403)	￦	73,197

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	985,195	￦	(920,722)	￦	64,473
Current service cost		163,997		—		163,997
Interest cost(income)		39,208		(36,545)		2,663
Past service cost		11		—		11
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		(36)		—		(36)
Actuarial gains and losses by changes in financial assumptions		112,550		—		112,550
Actuarial gains and losses by experience adjustments		6,303		—		6,303
Return on plan assets (excluding amounts included in interest income)		—		12,576		12,576
Contributions		—		(288,212)		(288,212)
Payments from plans (settlement)		(43,108)		43,054		(54)
Payments from the Group		(3,567)		—		(3,567)
Transfer in		3,788		(3,788)		—
Transfers out		(3,788)		3,661		(127)
Effect of exchange rate changes		(27)		—		(27)
Business combination		10,552		(5,418)		5,134

Ending	￦	1,271,078	￦	(1,195,394)	￦	75,684

The details of the net defined benefit liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Present value of defined benefit obligation	￦	1,413,600	￦	1,271,078
Fair value of plan assets		(1,340,403)		(1,195,394)

Net Defined benefit liabilities	￦	73,197	￦	75,684

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Current service cost	￦	185,710	￦	163,997
Past service cost		(47)		11
Net interest expenses of net defined benefit liabilities		2,219		2,663

Post-employment benefits[1]	￦	187,882	￦	166,671

[1]	Post-employment benefits amounting to ￦1,143 million and ￦971 million for the years ended December 31, 2015 and 2014, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(12,051)	￦	(12,576)
Actuarial gains and losses		(18,167)		(118,817)
Income tax effects		7,312		31,799

Remeasurements after income tax	￦	(22,906)	￦	(99,594)

The details of fair value of plan assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	1,340,403	￦	1,340,403

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	1,195,394	￦	1,195,394

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Key actuarial assumptions used as of December 31, 2015 and 2014, are as follows:

	2015	2014
Discount rate (%)	1.90 ~ 2.50	2.20 ~ 3.10
Salary increase rate (%)	0.00 ~ 7.50	0.00 ~ 8.50
Turnover (%)	0.00 ~ 27.00	0.00 ~ 32.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2015, is as follows:

Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.28 decrease	4.53 increase
Salary increase rate (%)	0.5 p.	4.17 increase	4.06 decrease
Turnover (%)	0.5 p.	0.16 decrease	0.03 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2015, is as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits	￦	36,283	￦	90,577	￦	401,953	￦	917,966	￦	3,183,817	￦	4,630,596

The weighted average duration of the defined benefit obligation is 1.0 ~ 13.3 years.

Expected contribution to plan assets for periods after December 31, 2015, is estimated to be ￦190,667 million.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

25. Other liabilities

The details of other liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other financial liabilities
Other payables	￦	5,156,880	￦	4,712,587
Prepaid card and debit card		18,233		19,578
Accrued expenses		2,718,654		3,123,144
Financial guarantee liabilities		12,446		13,237
Deposits for letter of guarantees and others		501,188		351,041
Domestic exchange settlement credits		127,562		128,739
Foreign exchanges settlement credits		53,367		69,440
Borrowings from other business accounts		47,707		40,383
Other payables from trust accounts		2,791,404		2,548,577
Liability Incurred from agency relationships		488,325		505,664
Account for agency businesses		321,557		340,062
Dividend payables		476		477
Other payables from factored receivables		40,178		37,734
Others		636		28,157

		12,278,613		11,918,820

Other non-financial liabilities
Other payables		80,167		72,370
Unearned revenue		146,798		154,066
Accrued expenses		257,817		208,226
Deferred revenue on credit card points		123,615		115,658
Withholding taxes		115,092		106,291
Insurance liabilities		6,924,699		6,265,198
Separate account liabilities		860,946		698,832
Others		73,887		57,741

		8,583,021		7,678,382

	￦	20,861,634	￦	19,597,202

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

26. Equity

26.1 Share capital

The details of outstanding shares of the Parent Company as of December 31, 2015 and 2014, are as follows:

	Ordinary shares
	2015		2014
Number of authorized shares		1,000,000,000		1,000,000,000
Number of issued shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital[1]		1,931,758		1,931,758

[1]	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,458		4,196,458

	￦	15,854,510	￦	15,854,510

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Remeasurements of net defined benefit liabilities	￦	(133,876)	￦	(110,814)
Exchange differences on translating foreign operations		32,990		(12,153)
Change in value of available-for-sale financial assets		653,130		680,900
Change in value of held-to-maturity financial assets		2,731		3,823
Shares of other comprehensive income of associates		(89,081)		(89,303)
Cash flow hedges		(10,173)		(10,774)
Hedges on hedges of a net investment in a foreign operation		(25,477)		—

	￦	430,244	￦	461,679

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

26.4 Retained earnings

The details of retained earnings as of December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015		2014
Legal reserves[1]	￦	251,517	￦	208,221
Voluntary reserves		982,000		982,000
Retained earnings before appropriation		9,230,592		7,876,924

	￦	10,464,109	￦	9,067,145

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,454,463	￦	2,456,352
Non-controlling interests		28,468		16,808

	￦	2,482,931	￦	2,473,160

The adjustments to the regulatory reserve for credit losses as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won, except earnings per share)	2015		2014
Provision(reversal) of regulatory reserve for credit losses[1]	￦	(1,889)	￦	167,694
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[2]		1,700,207		1,233,028
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		4,401		3,191
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		4,381		3,178

[1]	Excluding the ￦8,753 million increase in regulatory reserve during the year ended December 31, 2014 for credit losses due to the business combination of KB Capital Co., Ltd.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[2]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

27. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Interest income
Due from financial institutions	￦	151,681	￦	190,302
Loans		9,102,433		10,168,304
Financial investments
Available-for-sale financial assets		497,476		571,755
Held-to-maturity financial assets		491,429		548,361
Other		132,804		156,574

		10,375,823		11,635,296

Interest expenses
Deposits		3,035,425		3,845,468
Debts		195,021		265,773
Debentures		866,801		1,032,111
Other		75,377		76,169

		4,172,624		5,219,521

Net interest income	￦	6,203,199	￦	6,415,775

Interest income recognized on impaired loans is ￦73,290 million (2014: ￦108,968 million) for the year ended December 31, 2015. Interest income recognized on impaired financial investments is ￦235 million (2014: ￦242 million) for the year ended December 31, 2015.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

28. Net Fee and Commission Income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Fee and commission income
Banking activity fees	￦	168,389	￦	167,452
Lending activity fees		87,790		74,133
Credit card related fees and commissions		1,223,221		1,106,601
Debit card related fees and commissions		340,509		291,723
Agent activity fees		168,135		158,022
Trust and other fiduciary fees		270,664		230,839
Fund management related fees		104,924		89,264
Guarantee fees		30,121		29,811
Foreign currency related fees		97,146		96,018
Commissions from transfer agent services		164,916		148,583
Other business account commission on consignment		30,525		25,311
Securities brokerage fees		88,111		68,249
Lease fee		38,403		16,050
Other		158,241		164,129

		2,971,095		2,666,185

Fee and commission expenses
Trading activity related fees[1]		11,050		7,938
Lending activity fees		20,507		9,958
Credit card related fees and commissions		1,093,538		979,913
Outsourcing related fees		87,875		76,604
Foreign currency related fees		12,419		12,812
Management fees of written-off loans		4,065		9,853
Other		206,658		186,378

		1,436,112		1,283,456

Net fee and commission income	￦	1,534,983	￦	1,382,729

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	376,738	￦	471,048
Equity securities		62,326		68,024

		439,064		539,072

Derivatives held for trading
Interest rate		1,007,933		1,327,839
Currency		2,326,371		1,919,287
Stock or stock index		179,570		153,863
Credit		25,402		—
Commodity		1,279		568
Other		1,752		6,894

		3,542,307		3,408,451

Financial liabilities held for trading		69,844		35,645

Other financial instruments		2,167		47

		4,053,382		3,983,215

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities		65,939		38,888
Equity securities		44,699		85,808

		110,638		124,696

Derivatives held for trading
Interest rate		1,036,573		1,411,540
Currency		2,224,261		1,796,605
Stock or stock index		269,401		101,267
Credit		21,974		—
Commodity		1,127		547
Other		339		841

		3,553,675		3,310,800

Financial liabilities held for trading		131,125		97,621

Other financial instruments		2,214		50

		3,797,652		3,533,167

Net gains or losses on financial instruments held for trading	￦	255,730	￦	450,048

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	46,051	￦	28,496
Financial liabilities designated at fair value through profit or loss		188,392		34,468

		234,443		62,964

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		42,690		22,521
Financial liabilities designated at fair value through profit or loss		87,756		51,293

		130,446		73,814

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	103,997	￦	(10,850)

30. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	312	￦	—
Gains on sale of available-for-sale financial assets		404,144		91,925
Reversal for Impairment on available-for-sale financial assets		265		260

		404,721		92,185

Revenue related to available-for-sale held-to-maturity investments
Gains on sale of available-for- sale held-to-maturity investments		—		1,668

		—		1,668

Gains on foreign exchange transactions		2,464,723		1,490,797
Income related to insurance		1,373,373		1,215,031
Dividend income		96,829		78,298
Others		258,888		221,745

		4,598,534		3,099,724

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		114		7
Loss on sale of available-for-sale financial assets		10,108		7,381
Impairment on available-for-sale financial assets		227,588		195,929

		237,810		203,317

Loss on foreign exchanges transactions		2,406,683		1,456,918
Expense related to insurance		1,478,987		1,352,384
Others		1,191,014		1,128,014

		5,314,494		4,140,633

Net other operating income (expenses)	￦	(715,960)	￦	(1,040,909)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,764,459	￦	1,700,120
Salaries and short-term employee benefits - others		755,829		706,309
Post-employment benefits - defined benefit plans		186,739		165,700
Post-employment benefits - defined contribution plans		10,262		8,821
Termination benefits		391,549		1,124
Share-based payments		17,429		11,422

		3,126,267		2,593,496

Depreciation and amortization		257,306		261,056

Other general and administrative expenses
Rental expense		273,531		297,656
Tax and dues		142,272		150,443
Communication		37,136		38,661
Electricity and utilities		28,752		27,988
Publication		18,337		19,642
Repairs and maintenance		15,777		16,892
Vehicle		10,291		11,579
Travel		6,784		5,489
Training		23,544		17,362
Service fees		115,919		106,403
Others		467,668		463,027

		1,140,011		1,155,142

	￦	4,523,584	￦	4,009,694

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

31.2 Share-based payments

31.2.1 Share options

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2015 and 2014, are as follows:

(In Korean won, except shares)
	2015
	Number of granted shares						Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 22		657,498		657,498		—		—	￦	—	—
Series 23		15,246		15,246		—		—		—	—

		672,744		672,744		—		—

Weighted average exercise price	￦	77,268	￦	77,268	￦	—	￦	—

(In Korean won, except shares)
	2014
	Number of granted shares						Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 19		751,651		751,651		—		—	￦	—	—
Series 20		25,613		25,613		—		—		—	—
Series 21		18,987		18,987		—		—		—	—
Series 22		657,498		—		657,498		657,498		77,100	0.11
Series 23		15,246		—		15,246		15,246		84,500	0.22

		1,468,995		796,251		672,744		672,744

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦	77,268

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2015, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	37,904	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	19,042	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Series 12	2014.11.21	32,449	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 13	2015.01.01	36,210	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 14	2015.07.17	23,525	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2012	—	2,798	Satisfied
Deferred grant in 2013	—	8,021	Satisfied
Deferred grant in 2014	—	15,859	Satisfied

		439,878

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(Kookmin Bank)
Series 48	2013.07.23	14,470	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 49	2013.07.24	36,495	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 50	2013.07.24	9,214	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 52	2013.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 57	2014.01.01	8,853	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 58	2014.01.01	78,700	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 60	2015.01.01	349,984	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 61	2015.04.14	8,390	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 62	2015.01.12	15,965	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 63	2015.08.01	9,969	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 64	2015.07.24	35,069	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 65	2015.08.26	13,828	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 66	2014.11.21	28,392	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Deferred grant in 2010	—	50	Satisfied
Deferred grant in 2011	—	101	Satisfied
Deferred grant in 2012	—	13,082	Satisfied
Deferred grant in 2013	—	69,240	Satisfied
Deferred grant in 2014	—	124,149	Satisfied
Deferred grant in 2015	—	1,877	Satisfied

		828,106

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(Other subsidiaries, etc)
Share granted in 2010	2,487	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8]
Share granted in 2011	6,464	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8]
Share granted in 2012	16,436	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8]
Share granted in 2013	104,394	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8]
Share granted in 2014	81,882	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8]
Share granted in 2015	212,768	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8]

	424,431

	1,692,415

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period (deferred granted shares represent the shares at the end of reporting period).
[2]	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Performance Results, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted EPS, the targeted relative TSR and qualitative indicators, respectively.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Performance Results, targeted financial results of the Group and the targeted relative TSR, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the accomplishment of the targeted Performance Results.
[5]	The 35%, 35% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.
[6]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Performance Results, targeted financial results of the Group and the targeted relative TSR, respectively. However, as for certain number of shares, 50% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other 50% is determined by the accomplishment of the targeted Performance Results.
[7]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted relative TSR, the targeted Performance Results and the accomplishment of the targeted financial results of Kookmin Bank, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the accomplishment of the targeted Performance Results.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Performance Results, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Performance Results, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 50% and 50% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 70% and 30% of the number of certain granted shares to be compensated are determined based on the accomplishment of the respective subsidiaries’ performance and the targeted relative TSR, respectively.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of share grants linked to short-term performance as of December 31, 2015, are as follows:

	Grant date	Number of vested shares[1]	Vesting Conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	9,215	Satisfied
Share granted in 2013	2013.01.01	11,496	Satisfied
Share granted in 2014	2014.01.01	23,304	Satisfied
Share granted in 2015	2015.01.01	21,714	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	3,985	Satisfied
Share granted in 2012	2012.01.01	54,609	Satisfied
Share granted in 2013	2013.01.01	68,751	Satisfied
Share granted in 2014	2014.01.01	164,953	Satisfied
Share granted in 2015	2015.01.01	174,345	Proportion to service period
(Other subsidiaries, etc)
Share granted in 2013		6,551	Satisfied
Share granted in 2014		74,743	Satisfied
Share granted in 2015		53,654	Proportion to service period

[1]	The number of shares which are exercisable is determined by the results of performance.

The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2015, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 4	—	1.63	—	34,180~40,662
Series 4-1	0.00~0.53	1.63	—	33,198~36,874
Series 8	0.00~1.00	1.63	—	33,200~40,662
Series 9	0.00~2.00	1.63	38,111	33,145~38,111
Series 9-1	0.00~3.00	1.63	34,407	33,145~34,407
Series 10	0.00~3.00	1.63	34,407	33,145~34,407
Series 11	0.53~3.53	1.63	36,162	33,086~33,231
Series 12	1.89~4.89	1.64	33,689	33,157~33,292
Series 13	1.00~4.00	1.63	31,695	32,668~33,213
Series 14	2.00~5.00	1.65	27,884	32,139~33,213
Deferred grant in 2012	—	1.72	—	34,180
Deferred grant in 2013	0.00~1.00	1.72	—	33,200~34,180
Deferred grant in 2014	0.00~2.00	1.72	—	33,145~34,180

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(Kookmin Bank)
Series 48	0.00~3.00	1.63	36,497	33,145~34,180
Series 49	0.00~3.00	1.63	36,382	33,145~34,180
Series 49-1	0.00~3.00	1.63	36,583	33,145~34,180
Series 50	0.00~3.00	1.63	36,382	33,145~34,180
Series 52	0.00~3.00	1.63	36,321	33,145~34,180
Series 57	0.00~3.00	1.63	34,407	33,145~34,180
Series 58	0.00~3.00	1.63	34,407	33,145~34,180
Series 60	1.00~4.00	1.63	31,695	33,145~33,213
Series 61	1.28~5.01	1.63	31,695	33,110~33,213
Series 62	1.00~4.00	1.63	31,695	33,145~33,213
Series 63	1.58~5.01	1.64	31,695	33,110~33,213
Series 64	1.56~5.01	1.64	31,695	33,110~33,213
Series 65	1.65~5.01	1.64	31,695	33,110~33,213
Series 66	1.89~4.89	1.64	33,689	33,157~33,292
Grant deferred in 2012	—	1.72	—	34,180
Grant deferred in 2013	0.00~1.00	1.72	—	33,153~34,180
Grant deferred in 2014	0.00~2.00	1.72	—	33,143~34,180
Grant deferred in 2015	0.02~2.03	1.72	—	33,179~33,877
(Other subsidiaries, etc)
Share granted in 2010	—	1.63	—	37,980~38,931
Share granted in 2011	—	1.63	0~40,662	38,485~41,755
Share granted in 2012	—	1.63	0~40,446	38,111~40,446
Share granted in 2013	0.00~0.75	1.63	29,301~36,921	32,722~34,407
Share granted in 2014	0.00~1.67	1.63~1.64	31,206~34,407	32,254~34,407
Share granted in 2015	1.00~2.23	1.63~1.65	27,220~37,229	32,020~37,229
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	1.72	—	40,662
Share granted in 2011	—	1.72	—	38,111~40,662
Share granted in 2012	—	1.72	—	34,180~40,662
Share granted in 2013	0.00~1.00	1.72	—	33,200~38,111
Share granted in 2014	0.00~2.00	1.72	—	33,145~34,180
Share granted in 2015	1.00~3.00	1.72	—	33,145~33,213
(Kookmin Bank)
Share granted in 2012	—	1.72	—	34,180
Share granted in 2013	0.00~1.00	1.72	—	33,153~39,944
Share granted in 2014	0.00~2.03	1.72	—	33,143~34,180
Share granted in 2015	0.00~3.00	1.72	—	33,145~34,180
(Other subsidiaries, etc)
Share granted in 2013	0.00~1.00	1.72	—	33,200~34,180
Share granted in 2014	0.00~2.00	1.72	—	33,145~34,180
Share granted in 2015	1.00~3.00	1.72	—	33,145~33,213

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2015, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015 and 2014, the accrued expenses related to share-based payments including share grants amounted to ￦53,678 million and ￦48,734 million, respectively, and the compensation costs from share grants amounting to ￦17,429 million and ￦11,422 million were incurred during the years ended December 31, 2015 and 2014, respectively. There is no intrinsic value of the vested share options as of December 31, 2015 and 2014.

32. Other non-operating income and expenses

The details of other non-operating income and expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Other non-operating income
Gains of disposal in property and equipment	￦	514	￦	491
Rent received		24,366		10,035
Others		266,278		62,041

		291,158		72,567

Other non-operating expenses
Losses of disposal in property and equipment		1,128		1,297
Donation		47,602		52,330
Restoration cost		514		2,242
Others		101,450		87,824

		150,694		143,693

Net other non-operating income(expenses)	￦	140,464	￦	(71,126)

33. Income tax expense

Income tax expense for the years ended December 31, 2015 and 2014, consist of:

(In millions of Korean won)	2015		2014
Tax payable
Current tax expense	￦	342,066	￦	512,536
Adjustments recognized in the period for current tax of prior years		(17,939)		(11,721)
Changes in deferred income tax assets (liabilities)		93,221		31,255
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		7,363		31,386
Change in value of available-for-sale financial assets		5,177		(79,473)
Change in value of held-to-maturity financial assets		349		198
Share of other comprehensive income of associates		(816)		(6)
Cash flow hedges		(486)		2,619
Gains on hedging investment of A net investment in a foreign operation		8,134		—
Others		320		(480)

Tax expense	￦	437,389	￦	486,314

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2015 and 2014, follows:

(In millions of Korean won)	2015			2014
	Tax rate (%)	Amount		Tax rate (%)	Amount
Net profit before income tax		￦	2,164,695		￦	1,901,425

Tax at the applicable tax rate[1]	24.18		523,394	24.18		459,683
Non-taxable income	(3.92)		(84,835)	(0.59)		(11,171)
Non-deductible expense	0.75		16,186	0.78		14,916
Tax credit and tax exemption	(0.02)		(427)	(0.06)		(1,192)
Temporary difference for which no deferred tax is recognized	0.27		5,772	1.30		24,682
Deferred tax relating to changes in recognition and measurement	(0.01)		(251)	(0.08)		(1,593)
Income tax refund for tax of prior years	(0.92)		(19,894)	(0.35)		(6,654)
Income tax expense of overseas branch	0.18		3,827	0.33		6,202
Effects from change in tax rate	(0.03)		(671)	0.09		1,642
Others	(0.26)		(5,712)	(0.01)		(201)

Average effective tax rate and tax expense	20.21	￦	437,389	25.58	￦	486,314

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2015 and 2014.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1]	￦	(309,168)	￦	309,168	￦	—
Income tax payables		340,088		(309,168)		30,920

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1]	￦	(286,363)	￦	286,363	￦	—
Income tax payables		518,270		(286,363)		231,907

[1]	Excludes current tax assets of ￦18,525 million (2014: ￦306,313 million) by uncertain tax position and others, which do not qualify for offsetting.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2015 and 2014 were ￦310,354 million (￦780 per share) and ￦193,176 million (￦500 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2015, of ￦980 per share, amounting to total dividends of ￦378,625 million, is to be proposed at the annual general shareholders’ meeting on March 25, 2016. The Group’s consolidated financial statements as of December 31, 2015, do not reflect this dividend payable.

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(110,814)	￦	(30,425)	￦	—	￦	7,363	￦	(133,876)
Exchange differences on translating foreign operations		(12,153)		45,143		—		—		32,990
Change in value of available-for-sale financial assets		680,900		209,815		(242,762)		5,177		653,130
Change in value of held-to-maturity financial assets		3,823		(1,441)		—		349		2,731
Shares of other comprehensive income of associates		(89,303)		1,038		—		(816)		(89,081)
Cash flow hedges		(10,774)		23,205		(22,118)		(486)		(10,173)
Gains(losses) on hedges of a net investment in a foreign operation		—		(33,611)		—		8,134		(25,477)

	￦	461,679	￦	213,724	￦	(264,880)	￦	19,721	￦	430,244

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(12,523)	￦	(129,677)	￦	—	￦	31,386	￦	(110,814)
Exchange differences on translating foreign operations		(29,433)		17,280		—		—		(12,153)
Change in value of available-for-sale financial assets		430,976		403,828		(74,431)		(79,473)		680,900
Change in value of held-to-maturity financial assets		4,904		(1,276)		(3)		198		3,823
Shares of other comprehensive income of associates		(57,097)		(32,448)		248		(6)		(89,303)
Cash flow hedges		(515)		(7,452)		(5,426)		2,619		(10,774)

	￦	336,312	￦	250,255	￦	(79,612)	￦	(45,276)	￦	461,679

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, during the years ended December 31, 2015 and 2014.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2015
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

(In number of shares)	2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Basic earnings per share:

(in Korean won and in number of shares)	2015
Profit attributable to ordinary shares (C)	￦	1,698,317,850,139
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	4,396

(in Korean won and in number of shares)	2014
Profit attributable to ordinary shares (C)	￦	1,400,722,065,239
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,626

36.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	2015
Profit attributable to ordinary shares	￦	1,698,317,850,139
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,698,317,850,139

(In Korean won)	2014
Profit attributable to ordinary shares	￦	1,400,722,065,239
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,400,722,065,239

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2015	2014
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,741,558	1,589,706
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	388,093,251	387,941,399

Diluted earnings per share:

(in Korean won and in number of shares)	2015
Adjusted profit for diluted earnings per share	￦	1,698,317,850,139
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		388,093,251
Diluted earnings per share	￦	4,376

(in Korean won and in number of shares)	2014
Adjusted profit for diluted earnings per share	￦	1,400,722,065,239
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,941,399
Diluted earnings per share	￦	3,611

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Individual insurance
Pure Endowment insurance	￦	4,840,555	￦	4,334,823
Death insurance		156,179		112,858
Joint insurance		1,906,777		1,800,468
Group insurance		1,895		1,417
Other		19,293		15,632

	￦	6,924,699	￦	6,265,198

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in insurance liabilities for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Individual insurance						Group insurance		Others[1]		Total
	Pure endowment insurance		Death insurance		Joint insurance
Beginning	￦	4,334,823	￦	112,858	￦	1,800,468	￦	1,417	￦	15,632	￦	6,265,198
Provision		505,732		43,321		106,309		478		3,661		659,501

Ending	￦	4,840,555	￦	156,179	￦	1,906,777	￦	1,895	￦	19,293	￦	6,924,699

(In millions of Korean won)	2014
	Individual insurance						Group insurance		Others[1]		Total
	Pure endowment insurance		Death insurance		Joint insurance
Beginning	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043
Provision(Reversal)		473,459		27,735		165,878		78		(995)		666,155

Ending	￦	4,334,823	￦	112,858	￦	1,800,468	￦	1,417	￦	15,632	￦	6,265,198

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

37.2 Insurance assets

The details of insurance assets presented within other assets as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Reinsurance assets	￦	5,844	￦	4,482
Deferred acquisition costs		106,645		123,011

	￦	112,489	￦	127,493

The changes in reinsurance assets for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	4,482	￦	5,245
Increase (decrease)		1,362		(763)

Ending	￦	5,844	￦	4,482

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The changes in deferred acquisition costs for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Beginning	￦	123,011	￦	151,909
Increase		58,732		52,386
Amortization		(75,098)		(81,284)

Ending	￦	106,645	￦	123,011

37.3 Insurance premiums and insurance expenses

The details of insurance premiums for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	870,915	￦	82,390	￦	367,181	￦	5,898	￦	36,621	￦	1,363,005
Reinsurance premiums paid		(459)		(2,656)		(360)		(2,198)		(7,084)		(12,757)

Net premiums earned	￦	870,456	￦	79,734	￦	366,821	￦	3,700	￦	29,537	￦	1,350,248

(In millions of Korean won)	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	756,697	￦	55,035	￦	350,076	￦	5,271	￦	37,481	￦	1,204,560
Reinsurance premiums paid		(502)		(2,674)		(306)		(2,366)		(7,072)		(12,920)

Net premiums earned	￦	756,195	￦	52,361	￦	349,770	￦	2,905	￦	30,409	￦	1,191,640

The details of reinsurance transactions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
Individual	￦	3,475	￦	1,913	￦	793	￦	2,706
Group		2,198		2,159		9		2,168
Others		7,084		5,494		—		5,494

	￦	12,757	￦	9,566	￦	802	￦	10,368

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims recovered		Reinsurance commission		Total
Individual	￦	3,482	￦	2,461	￦	555	￦	3,016
Group		2,366		2,652		47		2,699
Others		7,072		4,756		—		4,756

	￦	12,920	￦	9,869	￦	602	￦	10,471

Insurance expenses for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	10,395	￦	2,298	￦	78,723	￦	4,426	￦	4,740	￦	100,582
Dividend expense		581		25		1		—		—		607
Refund expense		415,202		11,629		207,052		285		—		634,168
Provision		505,732		43,321		106,309		478		3,661		659,501

		931,910		57,273		392,085		5,189		8,401		1,394,858

Reinsurance claims		(251)		(1,620)		(43)		(2,158)		(5,494)		(9,566)

Net insurance expense	￦	931,659	￦	55,653	￦	392,042	￦	3,031	￦	2,907	￦	1,385,292

(In millions of Korean won)	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	6,078	￦	3,006	￦	10,837	￦	5,006	￦	4,757	￦	29,684
Dividend expense		417		21		—		—		—		438
Refund expense		346,740		7,588		201,029		238		—		555,595
Provision(Reversal)		473,459		27,735		165,878		78		(995)		666,155

		826,694		38,350		377,744		5,322		3,762		1,251,872

Reinsurance claims		(202)		(2,205)		(55)		(2,651)		(4,756)		(9,869)

Net insurance expense(income)	￦	826,492	￦	36,145	￦	377,689	￦	2,671	￦	(994)	￦	1,242,003

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

37.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year preceding the reporting date.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The maximum exposure of premium risk as of December 31, 2015 and 2014, follows:

(In millions of Korean won)	2015
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	11,769	￦	7,482
Disability		1,245		848
Hospitalization		817		529
Operation and diagnosis		1,699		1,173
Actual losses for medical expense		310		105
Others		421		379

	￦	16,261	￦	10,516

(In millions of Korean won)	2014
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	10,736	￦	6,321
Disability		950		545
Hospitalization		767		490
Operation and diagnosis		1,516		998
Actual losses for medical expense		279		89
Others		232		189

	￦	14,480	￦	8,632

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2015 and 2014, were 69% and 70%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Policyholders reserve		Guarantee reserve		Policyholders reserve		Guarantee reserve
Variable annuity	￦	518,849	￦	5,312	￦	535,749	￦	5,153
Variable universal		319,595		2,658		110,766		458
Others		—		—		26,573		118

	￦	838,444	￦	7,970	￦	673,088	￦	5,729

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)

	2015
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	￦	493,888	￦	737,423	￦	1,248,613	￦	498,641	￦	359,802	￦	3,485,061	￦	6,823,428
Unearned premium reserves		638		—		1		1		1		16		657

(In millions of Korean won)

	2014
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	￦	381,413	￦	548,410	￦	1,385,847	￦	352,039	￦	440,581	￦	3,076,824	￦	6,185,114
Unearned premium reserves		690		1		2		1		1		3		698

38. Trust Accounts

Financial information of the trust accounts that Kookmin Bank manages as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,754,063	￦	125,392	￦	3,614,835	￦	150,598
Unconsolidated		34,216,814		1,334,526		28,062,557		1,230,286

	￦	37,970,877	￦	1,459,918	￦	31,677,392	￦	1,380,884

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Significant transactions between the Group and the trust accounts for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Revenues
Fees and commissions from trust accounts	￦	270,664	￦	230,839
Interest income from loans on trust accounts		3,126		8,798
Commissions from early termination in trust accounts		171		129

	￦	273,961	￦	239,766

Expenses
Interest expenses due to trust accounts	￦	48,293	￦	52,664

Receivables
Accrued trust fees	￦	50,336	￦	43,493
Due from trust accounts		29,186		92,678

	￦	79,522	￦	136,171

Payables
Due to trust accounts	￦	2,791,404	￦	2,548,578
Accrued interest on due to trust accounts		6,354		5,790

	￦	2,797,758	￦	2,554,368

39. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Cash	￦	2,074,357	￦	2,019,965
Checks with other banks		396,955		525,452
Due from Bank of Korea		6,791,990		6,508,623
Due from other financial institutions		7,052,764		6,369,807

		16,316,066		15,423,847

Restricted due from financial institutions		(7,124,241)		(7,132,094)
Due from financial institutions with original maturities over three-months		(1,733,906)		(1,272,957)

		(8,858,147)		(8,405,051)

	￦	7,457,919	￦	7,018,796

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Significant non-cash transactions for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Decrease in loans due to the write-offs	￦	1,418,960	￦	2,091,040
Changes in accumulated other comprehensive income due to valuation of financial investments		(28,969)		248,880
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		222		(32,206)
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		14,729		—
Increase in financial investments due to debt-for-equity swap with Hyundai Cement Wire Co., Ltd.		—		25,178

Cash inflow and outflow from income tax, interests and dividends for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	Activity	2015		2014
Income tax paid	Operating	￦	218,215	￦	491,962
Interest received	Operating		10,976,847		12,250,845
Interest paid	Operating		4,569,076		5,342,297
Dividends received	Operating		160,562		124,021
Dividends paid	Financing		301,354		193,176

40. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	422,316	￦	428,815
Other acceptances and guarantees		609,034		669,233

		1,031,350		1,098,048

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		250,647		327,963
Letter of guarantees		51,500		61,081
Bid bond		62,402		43,362
Performance bond		1,006,304		1,087,394
Refund guarantees		1,924,030		1,494,023
Other acceptances and guarantees		1,444,618		959,685

		4,739,501		3,973,508

Financial guarantees
Guarantees for Debenture-Issuing		51,200		51,200

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Acceptances and guarantees for mortgage		27,805		75,651
Overseas debt guarantees		374,769		392,021
International financing guarantees in foreign currencies		11,893		35,949
Other financial guarantees		6,897		21,846

		472,564		576,667

		6,243,415		5,648,223

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,142,496		2,825,919
Refund guarantees		1,019,116		1,060,413

		3,161,612		3,886,332

	￦	9,405,027	￦	9,534,555

Acceptances and guarantees by counterparty as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	5,238,851	￦	2,489,134	￦	7,727,985	82.17
Small companies		833,355		517,703		1,351,058	14.37
Public and others		171,209		154,775		325,984	3.46

	￦	6,243,415	￦	3,161,612	￦	9,405,027	100.00

(In millions of Korean won)	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,611,841	￦	2,936,635	￦	7,548,476	79.17
Small companies		857,004		562,655		1,419,659	14.89
Public and others		179,378		387,042		566,420	5.94

	￦	5,648,223	￦	3,886,332	￦	9,534,555	100.00

Acceptances and guarantees by industry as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	114,926	￦	3,664	￦	118,590	1.26
Manufacturing		3,559,955		1,934,904		5,494,859	58.42
Service		584,333		68,494		652,827	6.94
Whole sale & Retail		1,285,101		796,109		2,081,210	22.13
Construction		606,099		200,976		807,075	8.58
Public sector		73,160		106,288		179,448	1.91
Others		19,841		51,177		71,018	0.76

	￦	6,243,415	￦	3,161,612	￦	9,405,027	100.00

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	141,150	￦	3,573	￦	144,723	1.52
Manufacturing		3,179,368		2,410,472		5,589,840	58.63
Service		583,302		114,645		697,947	7.32
Whole sale & Retail		932,283		788,804		1,721,087	18.05
Construction		709,582		215,382		924,964	9.70
Public sector		72,964		336,484		409,448	4.29
Others		29,574		16,972		46,546	0.49

	￦	5,648,223	￦	3,886,332	￦	9,534,555	100.00

Commitments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Commitments
Corporate loan commitments	￦	39,022,521	￦	42,823,583
Retail loan commitments		15,160,930		13,886,999
Credit line on credit cards		41,439,061		37,584,381
Private placement commitments		110,858		121,300
Purchase of other security investment		1,869,533		1,746,430

		97,602,903		96,162,693

Financial Guarantees
Credit line		3,449,749		3,809,478
Purchase of security investment		98,700		73,500

		3,548,449		3,882,978

	￦	101,151,352	￦	100,045,671

Other Matters (including litigation)

a) The Group has filed 98 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦470,766 million, and faces 346 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦481,793 million, which arose in the normal course of the business and are still pending as of December 31, 2015.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

c) The face value of the securities which Kookmin Bank sold to general customers through tellers amounts to ￦11,254 million and ￦26,487 million as of December 31, 2015 and 2014, respectively.

d) During the year ended December 31, 2013, Kookmin Bank underwent a tax audit for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was assessed a total of ￦124,357 million for underpaid income taxes (including local income taxes). Thereafter, Kookmin Bank paid ￦123,330 million, excluding local income tax amounting to ￦1,027 million recognized as non-trade payable as of December 31, 2015. Subsequently, Kookmin Bank has appealed to the tax tribunal for the amount of ￦114,283 million in connection with the above tax assessment. The appeal is pending as of December 31, 2015.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 102 legal claims filed as the defendant, with an aggregate claim of ￦52,206 million as of December 31, 2015. A provision liability of ￦11,512 million has been recognized for this pending lawsuit. KB Kookmin Card has entered into a privacy liability insurance as of December 31, 2015. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are ￦3,500 million for the lawsuit stated above. In addition, the additional lawsuit may be filed for the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

41. Subsidiaries

The details of subsidiaries as of December 31, 2015, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	Samho Kyungwon Co., Ltd. and 3 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Haeoreum private securities investment trust 26 (Bond) and 6 others	100.00	Korea	Dec. 31	Private equity fund

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund[5]	34.00	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Ashley Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd. [2]	—	Korea	Dec. 31	Asset-backed securitization and others
	GoldenEgg Investment Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[3]	47.97	Korea	Dec. 31	Capital investment
	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

	Wise Mobile tenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelfth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile thirteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventeenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 5 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB life Insurance, KB Investment & Securities, KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st. (Mixed)[3]	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
	KB Senior Loan Private Fund[3]	28.70	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st [6]	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd6	44.44	Korea	Dec. 31	Capital investment

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.
[4]	Boyoung Construction is included in the consolidation scope, as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of general partners and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[6]	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope, as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

The condensed financial information of major subsidiaries as of December 31, 2015 and 2014 is as follows:

(In millions of Korean won)	2015
	Assets		Liabilities		Equity		Operating income (revenue)		Profit (loss) for the period		Total comprehensive income (loss) for the period
Kookmin Bank[1]	￦	290,277,907	￦	267,530,696	￦	22,747,211	￦	16,367,176	￦	1,107,238	￦	1,037,234
KB Kookmin Card Co., Ltd.[1]		16,141,810		12,307,827		3,833,983		2,994,808		355,020		353,528
KB Investment & Securities Co., Ltd. [1,2]		6,118,251		5,495,285		622,966		921,883		47,118		46,225
KB Life Insurance Co., Ltd.[1]		8,516,783		7,933,950		582,833		1,626,245		10,563		(892)
KB Asset Management Co., Ltd.[1]		228,011		81,338		146,673		115,748		24,581		24,734
KB Capital Co., Ltd.[2]		5,563,402		5,003,278		560,124		359,986		60,419		60,778
KB Savings Bank Co., Ltd.		856,516		684,204		172,312		67,629		20,644		19,518
KB Real Estate Trust Co., Ltd.		223,820		20,482		203,338		55,719		20,289		19,380
KB Investment Co., Ltd.[1]		276,798		130,999		145,799		40,557		8,387		11,015
KB Credit Information Co., Ltd.		28,533		8,332		20,201		40,807		(578)		(649)
KB Data System Co., Ltd.		28,388		14,728		13,660		57,434		(140)		(863)

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Assets		Liabilities		Equity		Operating income (revenue)		Profit (loss) for the period		Total comprehensive income (loss) for the period
Kookmin Bank [1]	￦	275,453,664	￦	253,513,191	￦	21,940,473	￦	16,283,978	￦	1,029,041	￦	1,152,233
KB Kookmin Card Co., Ltd. [1]		15,886,769		12,406,314		3,480,455		2,864,957		332,701		310,606
KB Investment & Securities Co., Ltd. [1,2]		4,131,568		3,554,828		576,740		578,345		25,624		25,558
KB Life Insurance Co., Ltd. [1]		7,680,184		7,096,459		583,725		1,453,057		6,537		34,597
KB Asset Management Co., Ltd. [1]		254,481		52,541		201,940		105,234		49,560		50,368
KB Capital Co., Ltd [2]		4,023,965		3,612,150		411,815		250,042		29,990		26,859
KB Savings Bank Co., Ltd.		772,676		619,882		152,794		56,712		(15,079)		(14,645)
KB Real Estate Trust Co., Ltd.		204,888		20,930		183,958		50,283		14,818		14,913
KB Investment Co., Ltd. [1]		225,353		90,569		134,784		33,371		1,382		4,197
KB Credit Information Co., Ltd.		28,805		7,955		20,850		38,796		(1,605)		(1,605)
KB Data System Co., Ltd.		31,397		16,874		14,523		59,129		367		(350)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided acceptances and guarantees of ￦83,470 million to Ashley Investment First Co., Ltd., Growth Investment First Co., Ltd. and GoldenEgg Investment Co. Ltd., the Group’s subsidiaries, that issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and nine other subsidiaries. The unexecuted amount of the investment agreement is ￦516,174 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

KB Intellectual Property Investment Fund, KB Senior Loan Private Fund, Wise Mobile 13th~18th Securitization and GoldenEgg Investment Co., Ltd. were newly consolidated during the year ended December 31, 2015. KB Mortgage Loan No.1 Limited , KB Covered Bond First International Limited, KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd., KB Kookmin Card First Securitization Co., Ltd., K-star KTB ETF(Bond), Heungkuk Multi Private Securities H-19 and 32 others have been excluded from consolidation during the year ended December 31, 2015.

For the year ended December 31, 2015, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

(In millions of Korean won)	2015		2014
Non-controlling interests percentage (%)		47.98%		47.98%
Non-controlling interests
Assets of subsidiaries	￦	5,563,402	￦	4,023,965
Liabilities of subsidiaries		5,003,278		3,612,150
Equity of subsidiaries		560,124		411,815
Non-controlling interests		222,101		197,580
Profit attributable to non-controlling interests
Operating profit of subsidiaries		78,779		39,666
Profit of subsidiaries		60,419		29,990
Profit attributable to non-controlling interests		28,988		14,389
Cash flows of subsidiaries
Cash flows from operating activities		(1,140,145)		71,813
Cash flows from investing activities		(9,646)		(6,742)
Cash flows from financing activities		1,351,623		(33,312)

Net increase in cash and cash equivalents	￦	201,832	￦	31,759

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

42. Unconsolidated Structured Entity

As of December 31, 2015, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of general partners and limited partners

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015 and 2014, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	54,151,312	￦	23,291,892	￦	2,371,180	￦	28,084,612	￦	6,268,674	￦	114,167,670
Carrying amount on financial statements
Assets
Financial assets designated at fair value through profit or loss		225,559		—		—		—		—		225,559
Derivative financial assets		373		—		—		—		—		373
Loans		262,172		3,140,760		—		58,805		388,560		3,850,297
Financial investments		9,428,582		85,495		2,026		1,325,221		18,303		10,859,627
Investment in associates		—		—		—		386,909		—		386,909
Other assets		119		11		29,186		1,654		71		31,041

	￦	9,916,805	￦	3,226,266	￦	31,212	￦	1,772,589	￦	406,934	￦	15,353,806

Liabilities
Deposits	￦	258,554	￦	728,059	￦	—	￦	9,406	￦	19,743	￦	1,015,762
Other liabilities		330		—		—		—		—		330

	￦	258,884	￦	728,059	￦	—	￦	9,406	￦	19,743	￦	1,016,092

Maximum exposure to loss[1]	￦	13,899,244	￦	4,474,592	￦	31,213	￦	3,356,770	￦	485,735	￦	22,247,554

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

(In millions of Korean won)	2014
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	13,013,795	￦	21,102,639	￦	1,986,277	￦	17,919,480	￦	6,484,363	￦	60,506,554
Carrying amount on financial statements
Assets
Loans		223,771		2,965,239		—		1,609		252,195		3,442,814
Financial investments		716,462		93,505		—		627,554		66,943		1,504,464
Investment in associates		—		—		—		390,337		—		390,337
Other assets		47		27		92,678		8,324		—		101,076

	￦	940,280	￦	3,058,771	￦	92,678	￦	1,027,824	￦	319,138	￦	5,438,691

Liabilities
Deposits	￦	300,015	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,606
Other liabilities		12		—		—		—		—		12

	￦	300,027	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,618

Maximum exposure to loss[1]	￦	5,338,975	￦	5,403,409	￦	206,911	￦	3,203,351	￦	590,257	￦	14,742,903

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

43. Finance/Operating Lease

43.1 Finance lease

43.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)
	2015		2014
Net carrying amount of finance lease assets	￦	52,204	￦	72,392

Minimum lease payment
Within 1 year		3,069		18,765
1-5 years		4,122		5,472
Over 5 years		—		1,148

		7,191		25,385

Present value of minimum lease payment
Within 1 year		3,022		18,367
1-5 years		3,824		5,169
Over 5 years		—		996

		6,846		24,532

43.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015				2014
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
Within 1 year	￦	461,842	￦	388,995	￦	348,579	￦	294,643
1-5 years		840,534		764,368		577,998		525,590

	￦	1,302,376	￦	1,153,363	￦	926,577	￦	820,233

Unearned interest income of finance lease as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)	2015		2014
Total lease investment	￦	1,302,376	￦	926,577
Net lease investment
Present value of minimum lease payment		1,153,363		820,233

Unearned interest income	￦	149,013	￦	106,344

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

43.2 Operating lease

43.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Minimum lease payment
Within 1 year	￦	126,428	￦	124,183
1-5 years		109,853		103,595
Over 5 years		34,679		34,439

	￦	270,960	￦	262,217

Minimum sublease payment	￦	(374)	￦	(382)

The lease payment reflected in profit or loss for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Lease payment reflected in profit or loss
Minimum lease payment	￦	194,173	￦	218,635
Sublease payment		(167)		(156)

	￦	194,006	￦	218,479

43.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015		2014
Minimum lease receipts
Within 1 year	￦	41,544	￦	27,613
1-5 years		77,336		52,621
Over 5 years		738		—

	￦	119,618	￦	80,234

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

44. Related Party Transactions

Income and expenses arising from transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015		2014
Associates
KB Insurance Co., Ltd.	Interest income	￦	50	￦	—
	Interest expense		164		—
	Fee and commission income		5,329		—
	Gains on financial assets/liabilities at fair value through profit or loss		2,761		—
	Losses on financial assets/liabilities at fair value through profit or loss		164		—
	Other operating income		759		—
	Other operating expense		1,233		—
	General and administrative expenses		3,691		—
	Provision for credit loss		14		—
	Other non-operating income		10		—
	Other non-operating expense		(3,496)		—
Balhae Infrastructure Fund Korea Credit Bureau Co., Ltd.	Fee and commission income		7,975		7,851
	Interest expense		73		66
	Fee and commission income		1,822		1,051
	Fee and commission expense		1,900		1,739
	General and administrative expenses		2,199		2,046
UAMCO., Ltd.	Interest expense		8		12
	Fee and commission income		14		14
KoFC KBIC Frontier Champ 2010-5 (PEF)	Fee and commission income		548		778
Semiland Co., Ltd. [1]	Interest income		—		8
	Gains on financial assets/liabilities at fair value through profit or loss		—		613
	Reversal for credit loss		—		4
United PF 1st Recovery Private Equity Fund	Interest income		49		—
KB GwS Private Securities Investment Trust	Fee and commission income		894		926
Incheon Bridge Co., Ltd.	Interest income		12,843		13,226
	Interest expense		436		543
	Reversal for credit loss		2		—
	Provision for credit loss		4		2
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Fee and commission income		675		636
	Losses on financial assets/liabilities at fair value through profit or loss		—		267
KB Star Office Private Real Estate Investment Trust No.1	Interest income		370		562
	Interest expense		92		50
	Fee and commission income		435		435
NPS KBIC Private Equity Fund No. 1	Fee and commission income		—		236
	Provision for credit loss		—		133
KBIC Private Equity Fund No. 3	Interest expense		23		38
	Fee and commission income		300		300
E-clear International Co., Ltd. [1]	Interest income		18		—
Sawnics Co., Ltd.	Interest expense		1		—

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

SY Auto Capital Co., Ltd.	Interest expense	24	—
	Other operating income	1,588	—
	Provision for credit loss	1	—
KB No.2 Special Purpose Acquisition Company [1]	Interest income	—	27
	Interest expense	—	1
	Fee and commission income	—	518
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,440
KB No.3 Special Purpose Acquisition Company [1]	Interest income	62	30
	Interest expense	5	6
	Fee and commission income	—	350
	Gains on financial assets/liabilities at fair value through profit or loss	4,077	1,462
	Reversal for credit loss	14	—
	Provision for credit loss	—	14
KB No.4 Special Purpose Acquisition Company [1]	Interest income	78	24
	Interest expense	25	9
	Fee and commission income	—	350
	Gains on financial assets/liabilities at fair value through profit or loss	172	1,751
	Reversal for credit loss	14	—
	Provision for credit loss	—	14
KB No.5 Special Purpose Acquisition Company	Interest income	68	13
	Interest expense	44	4
	Fee and commission income	—	175
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,780
	Losses on financial assets/liabilities at fair value through profit or loss	119	—
	Provision for credit loss	16	14
KB No.6 Special Purpose Acquisition Company	Interest income	53	9
	Interest expense	66	4
	Fee and commission income	—	525
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,556
	Losses on financial assets/liabilities at fair value through profit or loss	471	—
KB No.7 Special Purpose Acquisition Company	Interest income	34	—
	Interest expense	38	—
	Fee and commission income	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	998	—
KB No.8 Special Purpose Acquisition Company	Interest income	41	—
	Interest expense	21	—
	Fee and commission income	350	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,951	—
	Provision for credit loss	50	—
KB No.9 Special Purpose Acquisition Company	Interest income	12	—
	Interest expense	7	—
	Losses on financial assets/liabilities at fair value through profit or loss	6	—
	Provision for credit loss	50	—
Other
Retirement pension	Interest expense	955	788
	Fee and commission income	611	448

[1]	Not considered to be the Group’s related party as of December 31, 2015.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015		2014
Associates
KB Insurance Co., Ltd.	Derivative financial assets	￦	2,059	￦	—
	Loans and receivables (Gross amount)		5,013		—
	Allowances for loan losses		31		—
	Other assets		12,672		—
	Derivative financial liabilities		219		—
	Deposits		8,415		—
	Provisions		105		—
	Other liabilities		4,301		—
Balhae Infrastructure Fund	Other assets		2,039		2,002
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		19		19
	Deposits		19,435		24,715
	Other liabilities		368		17
UAMCO., Ltd.	Loans and receivables (Gross amount)		5		2
	Deposits		815		1,654
JSC Bank CenterCredit	Cash and due from financial institutions		1,225		178
KoFC KBIC Frontier Champ 2010-5 (PEF)	Other assets		137		139
KB GwS Private Securities Investment Trust	Other assets		641		673
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		231,674		247,885
	Allowances for loan losses		301		302
	Other assets		970		1,144
	Deposits		35,916		35,421
	Provisions		2		—
	Other liabilities		153		249
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Other assets		346		634
Terra Co., Ltd.	Deposits		1		1
Dpaps Co., Ltd.	Deposits		3		—
Ejade Co., Ltd.	Deposits		12		—
Doosung Metal Co., Ltd	Deposits		1		—
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)		10,000		10,000
	Other assets		137		155
	Deposits		7,446		6,067
	Other liabilities		56		—

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

NPS KBIC Private Equity Fund No. 1	Allowances for loan losses	133	133
	Other assets	142	142
KBIC Private Equity Fund No. 3	Other assets	76	151
	Deposits	850	1,400
	Other liabilities	9	24
Sawnics Co., Ltd.	Deposits	319	—
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	34	—
	Other assets	214	—
	Deposits	1,845	—
	Other liabilities	567	—
KB No.3 Special Purpose Acquisition Company [1]	Derivative financial assets	—	1,793
	Loans and receivables (Gross amount)	—	1,465
	Deposits	—	832
	Other liabilities	—	6
KB No.4 Special Purpose Acquisition Company [1]	Derivative financial assets	—	2,167
	Loans and receivables (Gross amount)	—	1,876
	Deposits	—	2,500
	Other liabilities	—	1
KB No.5 Special Purpose Acquisition Company	Derivative financial assets	2,024	2,143
	Loans and receivables (Gross amount)	1,869	1,816
	Deposits	2,323	2,389
	Other liabilities	39	1
KB No.6 Special Purpose Acquisition Company	Derivative financial assets	1,366	1,837
	Loans and receivables (Gross amount)	1,492	1,438
	Deposits	4,195	4,406
	Other liabilities	68	3
KB No.7 Special Purpose Acquisition Company	Derivative financial assets	1,192	—
	Loans and receivables (Gross amount)	1,091	—
	Deposits	2,336	—
	Other liabilities	37	—
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,334	—
	Loans and receivables (Gross amount)	2,147	—
	Allowances for loan losses	50	—
	Deposits	2,373	—
	Other liabilities	21	—
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	384	—
	Loans and receivables (Gross amount)	2,207	—
	Allowances for loan losses	50	—
	Deposits	2,973	—
	Other liabilities	7	—
Key management
	Loans and receivables (Gross amount)	2,305	2,527
	Other assets	3	3
	Deposits	4,189	18,462
	Insurance contract liability	485	1,292
	Other liabilities	30	173

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Other
Retirement pension	Other assets	264	191
	Deposits	51,920	41,412
	Other liabilities	37,969	246

[1]	Not considered to be the Group’s related party as of December 31, 2015.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and /or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2015 and 2014, are as follows:

(In millions of Korean won)	2015[1]
	Beginning		Loans		Repayments		Others		Ending
Associates

KB Insurance Co., Ltd.	￦	—	￦	5,013	￦	—	￦	—	￦	5,013
Korea Credit Bureau Co., Ltd.		19		—		—		—		19
UAMCO., Ltd.		2		3		—		—		5
Incheon Bridge Co., Ltd.		247,885		8,006		(24,217)		—		231,674
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		—		34		—		—		34
KB No.3 Special Purpose Acquisition Company[2]		1,780		—		—		(1,780)		—
KB No.4 Special Purpose Acquisition Company[2]		2,280		—		—		(2,280)		—
KB No.5 Special Purpose Acquisition Company		2,180		1,885		—		—		4,065
KB No.6 Special Purpose Acquisition Company		1,710		1,710		—		—		3,420
KB No.7 Special Purpose Acquisition Company		—		1,250		—		—		1,250
KB No.8 Special Purpose Acquisition Company		—		2,490		—		—		2,490
KB No.9 Special Purpose Acquisition Company		—		2,584		—		—		2,584

(In millions of Korean won)	2014[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
Korea Credit Bureau Co., Ltd.	￦	—	￦	19	￦	—	￦	—	￦	19
UAMCO., Ltd.		—		2		—		—		2
Incheon Bridge Co., Ltd.		249,362		12,375		(13,852)		—		247,885
KB Star Office Private Real Estate Investment Trust No.1		—		10,000		—		—		10,000
KB No.2 Special Purpose Acquisition Company[2]		—		1,085		(1,085)		—		—
KB No.3 Special Purpose Acquisition Company[2]		—		1,780		—		—		1,780

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

KB No.4 Special Purpose Acquisition Company[2]	—	2,280	—	—	2,280
KB No.5 Special Purpose Acquisition Company	—	2,180	—	—	2,180
KB No.6 Special Purpose Acquisition Company	—	1,710	—	—	1,710

[1]	Transactions and balances arising from operating activities between related parties, such as payments, are excluded.
[2]	Not considered to be the Group’s related party as of December 31, 2015.

Unused commitments to related parties as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015		2014
Associates
KB Insurance Co., Ltd.	Loan commitments in Korean won	￦	20,000	￦	—
	Unused commitments of credit card		21,601		—
Balhae Infrastructure Fund	Purchase of security investment		18,098		21,744
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		51		51
UAMCO., Ltd.	Purchase of security investment		89,950		89,950
	Unused commitments of credit card		15		18
JSC Bank CenterCredit	Loan commitments in foreign currency		117,200		—
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
United PF 1st Recovery Private Equity Fund	Purchase of security investment		49,383		49,383
KB GwS Private Securities Investment Trust	Purchase of security investment		—		1,119
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		38,963		33,163
	Unused commitments of credit card		79		85
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment		16,300		23,750
SY Auto Capital Co., Ltd.	Unused commitments of credit card		116		—
KB No.3 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		24
KB No.5 Special Purpose Acquisition Company	Unused commitments of credit card		2		—
KB No.6 Special Purpose Acquisition Company	Unused commitments of credit card		8		—
KB No.7 Special Purpose Acquisition Company	Unused commitments of credit card		5		—
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card		10		—
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		—
Key management	Loan commitments in Korean won		223		372

[1]	Not considered to be the Group’s related party as of December 31, 2015.

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

Compensation to key management for the years ended December 31, 2015 and 2014, consists of:

(In millions of Korean won)	2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	￦	1,612	￦	60	￦	—	￦	925	￦	2,597
Registered directors (non-executive)		848		—		—		—		848
Non-registered directors		6,173		94		163		4,320		10,750

	￦	8,633	￦	154	￦	163	￦	5,245	￦	14,195

(In millions of Korean won)	2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,580	￦	136	￦	(15)	￦	1,701
Registered directors (non-executive)		1,203		—		(15)		1,188
Non-registered directors		7,517		406		5,678		13,601

	￦	10,300	￦	542	￦	5,648	￦	16,490

The details of assets pledged as collateral to a related party as of December 31, 2015 and 2014, are as follows:

(In millions of Korean won)		2015				2014
Associate		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
KB Insurance Co., Ltd.	Land and buildings	￦	216,284	￦	26,000	￦	—	￦	—

Collateral received from related parties as of December 31, 2015 and 2014, is as follows:

(In millions of Korean won)		2015		2014
Associates
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment	￦	65,000	￦	65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		249		296
	Real estate		2,662		3,583

KB Financial Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

As of December 31, 2015, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ￦816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collateral amounting to ￦201,100 million to subordinated debt holders consisting of the Group and two other institutions.

45. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2015, was approved by the Board of Directors on February 4, 2016.